     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1999


                                                      REGISTRATION NO. 333-71031
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2


                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            NICHOLS TXEN CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

             DELAWARE                             8741                            63-1182099
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                             ---------------------
                              2500 CORPORATE DRIVE
                           BIRMINGHAM, ALABAMA 35242
                                 (205) 437-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                                 PAUL D. REAVES
                            CHIEF EXECUTIVE OFFICER
                            NICHOLS TXEN CORPORATION
                              2500 CORPORATE DRIVE
                           BIRMINGHAM, ALABAMA 35242
                                 (205) 437-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

       JOHN R. WYNN, ESQ.                   J. VAUGHAN CURTIS, ESQ.
LANIER FORD SHAVER & PAYNE, P.C.               ALSTON & BIRD LLP
         P.O. BOX 2087            ONE ATLANTIC CENTER, 1201 WEST PEACHTREE ST.
   HUNTSVILLE, ALABAMA 35804              ATLANTA, GEORGIA 30309-3424
         (256) 535-1100                          (404) 881-7000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC. As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE



-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                                  AMOUNT OF
          TITLE OF EACH CLASS OF                       PROPOSED MAXIMUM                         REGISTRATION
        SECURITIES TO BE REGISTERED              AGGREGATE OFFERING AMOUNT(1)                      FEE(1)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value..............               $39,000,000                             $10,842*
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------



 * A registration fee of $9,730 was paid when the Registration Statement was first filed on January 22, 1999.


(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE   , 1999



THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                                2,625,000 SHARES

                              (NICHOLS TXEN LOGO)
                                  COMMON STOCK

                               $       PER SHARE


--------------------------------------------------------------------------------


This is an initial public offering of shares of common stock of Nichols TXEN Corporation. Nichols Research Corporation, which currently owns all of the common stock of Nichols TXEN, will own approximately 73% of the outstanding shares of the common stock after the offering. Accordingly, Nichols Research will be able to control the management and operation of Nichols TXEN. This is a firm commitment underwriting.



Nichols TXEN expects that the price to the public in the offering will be between $11.00 and $13.00 per share. The market price of the shares after the offering may be higher or lower than the offering price.



The common stock will be listed on the Nasdaq National Market under the symbol "NTXN."


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.


                                                 PER SHARE      TOTAL
                                                 ---------   -----------
Price to the public............................   $          $
Underwriting discount..........................
Proceeds to Nichols TXEN.......................



Nichols TXEN has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 375,000 additional shares from Nichols TXEN within 30 days following the date of this prospectus to cover over-allotments.


--------------------------------------------------------------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



CIBC WORLD MARKETS


                FRIEDMAN BILLINGS RAMSEY


                                 THE ROBINSON-HUMPHREY COMPANY



             The date of this prospectus is  ______________ , ____.

                                                              Inside Front Cover

Nichols TXEN
 High Technology Driven Outsourcing Services

 Software Application Services                    Administrative Services
           Outsourcing                                   Outsourcing
Our Technology & Customer's Personnel          Our Technology & Our Personnel

                                     TXENet
                        Secure Private Network / Intranet

                  - Internet Technology-based
                    Software Applications for
                       - Managed Care Organizations
                       - Physician Practices
                       - Portal Site Application
                       - 3rd Party Applications & Content

                  - Integrated Internet Connectivity

                  - E-commerce Applications

                                Value Proposition

     -   Timely access to sophisticated enterprise-level software applications

     -   Rapid delivery through an Internet-technology based network

     -   More efficient administrative functions

     -   Access to knowledge and experienced personnel

     -   Better cost control & variable rate operating cost structure

     -   Enhanced connectivity via Internet

     -   High degree of scalability

     -   Faster implementation of new business and technology

     -   Less technology risk

     -   Less capital expenditures for healthcare administrative technologies


            (Background photo: healthcare and technology composite)

                             Nichols TXEN Customers

                        Managed Care Software Application
                              Services Outsourcing
                     Our Technology & Customer's Personnel


                              Intranet Portal Site
                                   Application


                           Managed Care Administrative
                              Services Outsourcing
                         Our Technology & Our Personnel

                    Physician Practice Software Application
                              Services Outsourcing
                      Our Technology & Customer's Personnel


                              Intranet Portal Site
                                   Application


                        Physician Practice Administrative
                              Services Outsourcing
                         Our Technology & Our Personnel

                                     TXENet
                  Nichols TXEN secure private network/intranet

                Network Data Center Software Application Services

Nichols TXEN E-commerce Software         Nichols TXEN Software Applications                 3rd Party Applications/Content
--------------------------------         ----------------------------------                 ------------------------------
-Provider Claim Inquiry(*)               -High-end Managed Care Administration                -Medical Informatics
-Eligibility Verification                -Medical Utilization Management                      -Claim Edit
-Benefit Inquiry(*)                      -Managed Care Decision Support                       -DRG Code Finder
-Direct Employer Benefit/Enrollment(*)   -Internet-based Reporting & Analysis(*)              -Automated Medical Criteria
-Member Inquiry/Update+                  -Integrated Physician Practice Management            -Automated Fee Schedules
                                         -Medical Case Management(*)                          -Medical Informatics
                                         -High-end Physician Practice Administration          -Lab/Pharmacy Connectivity
                                         -Insurance Collections                               -Eligibility Verification
                                         -Appointment Scheduling                              -Claim Status
                                         -Direct Payor Connects                               -Medical Records
                                         -Internet-based Reporting & Analysis(*)
                                         -Provider Enrollment
                                         -Integrated Managed Care Administration

                               Internet Protocols



                            Healthcare Participants






                              Health Plan Members

                    Government                Remote Employees

          Intermediaries

                                                              Employers
       Physicians                       Internet

                                   Connections
                            -Standard Internet Connections
                            -3rd Party Portal Sites*
TXENetlink -                -Customer Internet Sites+

          Labs

                                                                     Suppliers

                Pharmacy

                                                            Patients
                              Medical
                             Informatics
                                                  Hospitals

                   (Graphics: computer and network art work)
            (Background photo: healthcare and technology composite)


                                                          * currently testing
                                                          + under development

                               TABLE OF CONTENTS



                                                               PAGE
                                                              ------
Prospectus Summary..........................................     3
Risk Factors................................................     8
Forward-Looking Statements..................................    15
Use of Proceeds.............................................    15
Dividend Policy.............................................    15
Capitalization..............................................    16
Dilution....................................................    17
Selected Financial Data.....................................    18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    21
Business....................................................    31
Management..................................................    50
Certain Transactions........................................    56
Principal Stockholders......................................    58
Description of Capital Stock................................    59
Shares Eligible for Future Sale.............................    60
Underwriting................................................    61
Legal Matters...............................................    63
Experts.....................................................    63
Where You Can Find More Information.........................    64
Index to Financial Statements...............................   F-1


                      ------------------------------------


Nichols TXEN's principal executive offices are located at 2500 Corporate Drive, Birmingham, Alabama 35242. Our telephone number is (205) 437-6000. Our Internet address is www.nicholstxen.com. Information contained on our Web site is not a part of this prospectus.



Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters and reflects a
7.5 to 7.0 reverse stock split which will become effective on the closing of this offering.



The underwriters are offering the shares subject to various conditions and may reject all or part of any order.



MDr98(TM), MDrWEB(TM), Decision Manager 3.0(TM), TXEN-MHS(TM), TXENetlink(TM), TXENet(TM), WebSTEPP(TM), Xtend(TM), Xtend/MHS(TM), Xtend/HEDIS(TM), FirstSTEPP(TM), CaseSTEPP(TM), NextSTEPP(TM), InfoSTEPP(TM), MDr-STEPP(TM), MDr-WebSTEPP(TM), MDr-InfoSTEPP(TM), TXEN MD.com(TM) and TXEN HR.com(TM) are trademarks of Nichols TXEN. Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY



This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully.


                                  NICHOLS TXEN

OUR BUSINESS


We are a software application, connectivity and administrative outsourcing services provider. We use Internet-based technology and TXENet, our secure network, to deliver our software applications and services to managed care organizations and physician practice groups to improve their operational efficiency and quality of care. Managed care organizations manage risks, benefits and costs under healthcare plans, and physician practice groups deliver healthcare services. We offer a broad range of information technology and services to perform healthcare administrative functions such as insurance claims processing, physician billing and medical utilization management, which helps control and coordinate medical services used by patients. Based on our fee structure for these outsourcing solutions, approximately 77% of our total revenues in fiscal year 1998 were recurring. We consider recurring revenue to be monthly fees paid by our customers that are continuing in nature because they are based on the number of enrolled health plan members per month, the number of transactions processed, a fixed fee or a percentage of customer collections.



We are organized into two divisions, Managed Care Services and Physician Practice Services. As of May 31, 1999, we had 96 managed care services customers representing over 3.0 million lives and 279 physician practice services customers representing over 3,000 physicians. Our applications and outsourcing solutions enable customers to concentrate on providing quality healthcare rather than focusing on administrative issues. We allow customers the flexibility to perform administrative functions with their own staffs utilizing our technology, or to outsource to us some or all of their administrative and processing functions. We are able to rapidly implement our outsourcing services because of our highly trained and knowledgeable personnel, secure intranet and flexible outsourcing method. Our solutions provide the following benefits to our customers:



 - timely access to sophisticated enterprise-level, or company-wide, software applications through a secure network;



 - more efficient administrative functions;



 - enhanced electronic communications, or connectivity, via Internet-based technology or direct connections for transmittal and retrieval of information among healthcare industry participants;



 - better control of costs;



 - high degree of scalability, or the ability to easily expand business operations; and



 - faster implementation of new business and technology.



A majority of our transactions are currently conducted over our intranet using Internet communication protocols and we plan to migrate all of our customers to Internet-based technologies. An intranet is a private network with many characteristics of the Internet, but which is designed to be used within a company or group of organizations. We are expanding our existing network architecture to include additional Internet-based software application services. These software applications, hosted on our network data center, are intended to provide additional functionality and to improve our customers' connectivity with participants in the healthcare industry. Our customers will be able to use this expanded connectivity and new software application services to conduct electronic business transactions, or e-commerce. We are also developing WebSTEPP, our healthcare intranet portal site. WebSTEPP is designed to provide easy access to TXENet software application services and additional Internet applications and content offered through strategic relationships with some of the leading Internet-based healthcare companies.

OUR MARKET OPPORTUNITY


Healthcare costs in the United States have risen dramatically over the past two decades. In response to these cost pressures, membership in all forms of managed care plans is increasing, creating many new start-up organizations and fueling rapid growth in existing organizations. These managed care programs are using a variety of benefit and reimbursement models, which are expanding healthcare administration complexities. These administrative complexities further intensify healthcare costs. In fact, we estimate that between 30% to 40% of every healthcare dollar is spent to cover administrative costs.



Managed care organizations and physician groups often lack the information technology and operational resources to manage insurance risk and to function efficiently within this more complex and sophisticated healthcare environment. Traditional healthcare information technology systems do not adequately address the new information demands caused by these administrative complexities. As a result, an increasing number of healthcare companies are outsourcing their healthcare information and administrative services. The market for healthcare information technology and administrative services outsourcing is, according to the Gartner Group, expected to increase to approximately $3.8 billion in 2001.



We believe that the Internet and Internet-based technology, such as TXENet, are well suited to handle complex communications between healthcare providers and payors and to improve administrative functions. The Internet's open architecture, accessibility and acceptance make it a powerful communications medium, overcoming many of the limitations inherent in legacy healthcare information systems. In addition, we believe delivery of software applications over a network using Internet-based technology is gaining acceptance.


OUR STRATEGY


Our objective is to develop and use Internet-based technology to become the leading software applications provider and the leading administrative services provider to managed care organizations and physician groups. Our strategy includes the following key elements:



 - focus on providing outsourcing solutions for the administrative and information challenges of healthcare;


 - expand our high recurring revenue model;


 - increase efficiencies through expanded Internet-based connectivity, additional Internet-based software applications and process automation;



 - establish strategic relationships with additional leading Internet-based healthcare participants; and


 - acquire complementary businesses and technologies.

OUR HISTORY


Our company is the result of several acquisitions made by our parent company, Nichols Research Corporation. Nichols Research formed CSC Acquisition, Inc. as a wholly owned subsidiary on June 6, 1995. On June 30, 1995, CSC Acquisition acquired Computer Services Corporation. Since its incorporation in 1967, Computer Services primarily performed information technology services for, and sold turnkey computer systems to physician practices. Nichols Research formed Nichols SELECT Corporation as a wholly owned subsidiary on September 17, 1996. On September 23, 1996, CSC Acquisition was merged into Nichols SELECT. On December 16, 1994, Nichols Research acquired 19.9% of the capital stock of TXEN, Inc. with an option to acquire the remaining 80.1% of TXEN. Since its incorporation in 1989, TXEN provided information technology outsourcing and administrative services outsourcing for the managed care industry. On August 29, 1997, Nichols Research acquired the remaining 80.1% of TXEN through a merger of TXEN into Nichols SELECT. After the merger Nichols SELECT continued to be wholly owned by Nichols Research. Following the TXEN acquisition, Nichols SELECT changed its name to Nichols TXEN Corporation.


                                  THE OFFERING


Common stock offered by Nichols TXEN........    2,625,000 shares



Common stock to be outstanding after the
offering(1).................................    9,625,000 shares


Use of proceeds.............................    For working capital, to fund
                                                possible acquisitions, and other
                                                general corporate purposes.

Proposed Nasdaq National Market symbol......    NTXN
---------------------------


(1) Excludes 746,000 shares of common stock issuable upon exercise of employee and director stock options outstanding on May 31, 1999, pursuant to the Nichols TXEN 1998 Stock Option Plan and the Non-Employee Director Stock Option Plan. These options were granted subject to completion of the offering at an exercise price equal to the initial public offering price.

                             SUMMARY FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



The financial data presented below represents the historical operating statements of Nichols TXEN and TXEN. TXEN was acquired by Nichols TXEN on August 29, 1997. The financial data for TXEN is presented because of the significance of TXEN to the performance of the combined entity.



                                                      NICHOLS TXEN CORPORATION
                                 -------------------------------------------------------------------
                                                                                      NINE MONTHS
                                             YEARS ENDED AUGUST 31,                  ENDED MAY 31,
                                 -----------------------------------------------   -----------------
                                  1994      1995      1996      1997      1998      1998      1999
                                 -------   -------   -------   -------   -------   -------   -------
STATEMENTS OF OPERATIONS DATA
  (HISTORICAL BASIS):
 Revenues......................  $ 8,357   $ 9,382   $10,370   $12,438   $43,480   $30,454   $38,086
 Gross profit..................    2,653     3,082     3,932     4,669    20,224    14,225    17,659
 Selling, general and
    administrative expenses....    1,336     1,859     1,932     2,251     7,367     5,102     7,142
 Research and development......      634       762       710     1,155     2,771     1,948     2,289
 Write-off of purchased
    in-process research and
    development................       --        --        --     8,500        --        --        --
 Intangible asset impairment...       --        --        --        --        --        --     4,297
 Income (loss) from
    operations.................      332       112       343    (8,222)    5,539     3,926       227
 Net income (loss).............      228        71       320    (7,673)    3,252     2,300      (302)

PER SHARE DATA(1):
 Earnings (loss) per share.....  $  0.03   $  0.01   $  0.05   $ (1.10)  $  0.46   $  0.33   $ (0.04)
 Weighted average common shares
    outstanding................    7,000     7,000     7,000     7,000     7,000     7,000     7,000



                                                                  MAY 31, 1999
                                                              ---------------------
                                                                            AS
                                                              ACTUAL    ADJUSTED(2)
                                                              -------   -----------
BALANCE SHEET DATA:
 Working capital............................................  $ 7,710     $36,005
 Total assets...............................................   54,934      83,229
 Long-term debt.............................................       --          --
 Total stockholders' equity.................................   48,779      77,074



                                               TXEN, INC.
                                   ----------------------------------
                                          YEARS ENDED JUNE 30,
                                   ----------------------------------
                                    1994     1995     1996     1997
                                   ------   ------   ------   -------
STATEMENTS OF OPERATIONS DATA
  (HISTORICAL BASIS):
 Revenues........................  $2,653   $4,706   $6,860   $14,980
 Gross profit....................   1,274    2,972    3,648    10,132
 Selling, general and
    administrative expenses......   1,017    1,371    2,467     2,945
 Research and development........     126      624      926     1,069
 Income (loss) from operations...     (59)     631     (277)    5,409
 Net income (loss)...............  $ (105)  $  683   $ (153)  $ 3,421


---------------------------

(1) The earnings per share data gives effect to the outstanding capital stock of Nichols TXEN held by Nichols Research on a pro forma basis applied for Nichols Research's proportionate share for all periods presented.

(2) Adjusted to give effect to the receipt of the estimated net proceeds of this offering based upon an assumed initial public offering price of $12.00 per share and the application of the net proceeds.

The financial data presented below combines the historical statements of operations and other statistical data for Nichols TXEN and TXEN. The combined data presented below should not be viewed as a representation of what the actual combined results would have been for the periods indicated before the acquisition of TXEN. There are many variables which could change the combined results presented if Nichols TXEN and TXEN had operated on a combined basis for the periods indicated before the acquisition of TXEN.


                                              NICHOLS TXEN AND TXEN COMBINED
                            -------------------------------------------------------------------
                                                                                 NINE MONTHS
                                        YEARS ENDED AUGUST 31,                  ENDED MAY 31,
                            -----------------------------------------------   -----------------
                             1994      1995      1996      1997      1998      1998      1999
                            -------   -------   -------   -------   -------   -------   -------
                                          (IN THOUSANDS, EXCEPT STATISTICAL DATA)
STATEMENTS OF OPERATIONS
  DATA (COMBINED BASIS):
 Revenues(1)..............  $11,551   $14,140   $18,274   $27,921   $43,480   $30,454   $38,086
 Gross profit.............    4,179     6,122     6,886    14,787    20,224    14,225    17,659

OTHER STATISTICAL DATA
  (COMBINED BASIS):
 Growth of revenues.......     13.8%     22.4%     29.2%     52.8%     55.7%     38.7%     25.1%
 Gross profit margin......     36.2%     43.3%     37.7%     53.0%     46.5%     46.7%     46.3%
 Revenue Mix (Percent of
    Revenues):
   Managed Care...........     27.7%     33.6%     43.3%     55.5%     66.4%     65.4%     66.4%
   Physician Practice.....     72.3%     66.4%     56.7%     44.5%     33.6%     34.6%     33.6%
   Recurring..............     75.1%     76.4%     78.0%     71.6%     76.6%     76.8%     78.5%
   Non-recurring..........     24.9%     23.6%     22.0%     28.4%     23.4%     23.2%     21.5%
 Customer Data:
   Number of Managed Care
      customers...........       24        33        50        70        87        87        96
   Number of Physician
      Practice
      customers(2)........      191       184       202       231       252       244       279


---------------------------


(1) Includes revenues from turnkey systems. Revenues from turnkey systems decreased from approximately 8% of combined revenues in fiscal year 1994 to less than 1% of combined revenues in fiscal year 1998.



(2) Excludes turnkey system customers. In November 1997, we decided to discontinue sales of turnkey systems to physician practice customers.

                                  RISK FACTORS



You should carefully consider the following factors and other information in this prospectus before deciding to invest in the shares.



WE MAY NOT BE ABLE TO CONTINUE COMPETING SUCCESSFULLY WITH COMPANIES OFFERING COMPETING PRODUCTS AND SERVICES.



Our business is highly competitive. If we are unable to successfully compete with other companies in our industry, our business, financial condition or results of operations could be adversely affected. The market for our technology and services is rapidly changing and requires potentially expensive technological advances. We believe our future success will depend, in part, upon our ability to:


 - enhance our current technology and services;

 - respond effectively to technological changes;

 - sell additional services to our existing client base;

 - introduce new technologies; and


 - meet the increasingly sophisticated needs of our customers.



Competitors may develop products or technologies that are better or more attractive than those offered by us or that may render our technology and services obsolete. We plan to expand our business using Internet-based technology and will encounter significant competition from other companies pursuing a similar strategy. In addition, we plan to significantly limit the sale of turnkey computer systems to customers who desire to process their transactions internally. Accordingly, we may be at a competitive disadvantage to other vendors offering such systems. Many of our current and potential competitors are larger and offer broader services and have significantly greater financial, marketing and other competitive resources than us.



AFTER THIS OFFERING, WE WILL STILL BE CONTROLLED BY NICHOLS RESEARCH, WHICH COULD MAKE IT MORE DIFFICULT FOR OTHERS TO ACQUIRE US.



Upon completion of this offering, Nichols Research will own approximately 73% of our outstanding common stock, or 70% if the underwriters' over-allotment option is exercised in full. Therefore, Nichols Research will control us and have the power to elect all of our directors and appoint our management. In addition, Nichols Research will be able to approve actions requiring the consent of our stockholders. Such control by Nichols Research could limit the price that investors might be willing to pay in the future for our shares and could make it more difficult for a third party to acquire us.



CONTROL OF NICHOLS TXEN BY NICHOLS RESEARCH FOLLOWING THE OFFERING COULD PRESENT CONFLICTS OF INTEREST.



The control by Nichols Research could also cause a conflict of interest. Initially, one of our six directors will be an officer and director of Nichols Research, one of our directors will be a director of Nichols Research and an officer of Nichols TXEN, two of our directors will be officers of Nichols TXEN and two of our directors will be independent directors who are not Nichols Research affiliates or our employees. Our directors who are also directors of Nichols Research may favor Nichols Research in decisions that affect both companies. Nichols Research has entered into a Voting Agreement, a Corporate Services Agreement and a Tax Sharing Agreement with us. These agreements were negotiated while we were a wholly owned subsidiary of Nichols Research. As a result, the terms of these agreements may be less favorable to us than the terms we could have obtained from unaffiliated third parties. See "Certain Transactions -- Corporate Services Agreement," "-- Voting Agreement" and "-- Tax Sharing Agreement."

IF CUSTOMERS TERMINATE OR MODIFY EXISTING CONTRACTS, IT COULD ADVERSELY AFFECT OUR EARNINGS.



We believe that our long-term success largely depends upon our ability to retain customers and generate recurring revenues from contracts. If we are unable to retain customers and generate recurring revenues, our performance will be adversely affected. We may lose customers if they are acquired by other companies who have existing technology capabilities. We could also lose customers or have customers transfer from higher revenue producing administrative services to technology services if they consolidate or grow sufficiently to perform their administrative services in house. Approximately 50% of our contracts do not contain penalty provisions for termination or are outside of their initial term and may be terminated at any time. Five of our contracts, representing approximately 4% of our revenues, specifically allow for switching from administrative services outsourcing to information technology outsourcing without penalties. For those contracts that contain financial penalties for termination or transfers from administrative services to technology services, the penalties are usually not sufficient to replace the ongoing revenue that we would have received if the change had not occurred. Typically our contracts have an initial term of two to five years. Termination penalties range from a two months service fee to a six months service fee or, for some physician practice customers, penalties are based on recouping transaction price discounts included in long-term contracts. In general, these penalties decrease over the initial term of the contract. We have recently experienced early termination of technology outsourcing services by two significant physician practice customers, and several of our managed care customers have transferred their outsourcing requirements from administrative services to technology services. Any termination, significant reduction or modification of our business relationships with any of our significant customers or with a number of smaller customers could have a material adverse effect on our business, financial condition or results of operations.



WE MAY NOT BE ABLE TO RECRUIT AND RETAIN THE PERSONNEL WE NEED TO SUCCEED.



Significant competition exists for employees with the skills we require, such as the ability to program computers and understand the healthcare industry. Qualified employees are in great demand and are likely to remain a limited resource for the foreseeable future. We may not be successful in attracting and retaining needed personnel. If we are not successful, our business may be adversely affected.



WE MAY LOSE CUSTOMERS OR INCUR LIABILITY FOR ERRORS OR IMPROPER HANDLING OF CUSTOMER TRANSACTIONS OR INFORMATION RETRIEVED FROM OUR NETWORK.



Our customers demand reliability and quality when their transactions are processed, but errors may occur. Errors and mistakes in processing customer transactions may result in loss of data, inaccurate information and delays. Such errors could cause us to lose customers and could result in liability. In addition, materials downloaded by our customers through Nichols TXEN's software products may be subsequently distributed to others and it is possible that claims could be made against us for defamation, negligence, copyright or trademark infringement or other alleged infractions based on the nature and content of such materials. The contractual protections included in our customer contracts and our insurance coverage may not be sufficient to protect us against such liability. In addition, appropriate insurance may be unavailable in the future at commercially reasonable rates. A successful claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition or results of operations. Even unsuccessful claims could result in the expenditure of funds in litigation, as well as diversion of management time and resources.



WE MAY INCUR LIABILITY AS A RESULT OF PROVIDING UTILIZATION REVIEW SERVICES.


We recommend to our customers whether a claim for payment or service should be denied or existing coverage should be continued based on the customer's plan or contract and industry standard clinical support criteria. Our customers are ultimately responsible for deciding whether to deny claims for payment or medical services. It is possible, however, that liability may be asserted against us for denial of medical service or payment of medical claims. The contractual protections included in our customer contracts and our insurance coverage may not be sufficient to protect us against such liability. If the protections are not adequate, our business may be adversely affected. See "Business -- Government Regulation."

THE GOVERNMENT HAS INCREASED SCRUTINY OF BILLING AND CLAIMS ACTIVITIES AND ANY VIOLATIONS COULD RESULT IN SIGNIFICANT PENALTIES OR OTHER PUNISHMENT.



We perform billing and claims services which are governed by numerous federal and state civil and criminal laws, including the False Claims Act and the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Violations of such laws could significantly damage our business. The federal government in recent years has placed increased scrutiny on billing and collection practices of healthcare providers and related entities and, in particular, potentially fraudulent billing practices such as submissions of inflated claims for payment and upcoding. Violations of the laws regarding billing and coding may result in civil monetary penalties, criminal fines, imprisonment or exclusion from participation in Medicare, Medicaid and other federally funded healthcare programs for us and our customers. See "Business -- Government Regulation."



MANY OF OUR INTERNET-BASED E-COMMERCE PRODUCTS ARE IN THE DEVELOPMENT STAGE AND WE MAY EXPERIENCE DIFFICULTIES DEVELOPING AND COMMERCIALIZING THESE PRODUCTS.



We are currently developing new Internet-based e-commerce products and face all of the risks, uncertainties, expenses, delays, problems and difficulties typically encountered in developing and commercializing new products. We have limited experience in developing and commercializing Internet-based e-commerce products and it is possible that we will have unanticipated expenses, problems or technical difficulties that could cause material delays in product commercialization. As of the date of this prospectus, we have not realized any revenues directly related to our e-commerce services. There can be no assurance our e-commerce Internet products when developed will result in revenues or profits.



IF WE ARE UNABLE TO MAKE FUTURE ACQUISITIONS, OUR RATE OF GROWTH MAY BE ADVERSELY AFFECTED.



One aspect of our growth strategy involves making acquisitions. If we are unable to make acquisitions, we may not meet our growth expectations and our business and financial condition or results of operations could be materially and adversely affected. We may be unable to identify suitable acquisition candidates in the future. In addition, we compete with companies to acquire other businesses. We expect this competition to continue to increase, making it more difficult to acquire suitable companies on favorable terms.



IF WE CANNOT INTEGRATE ACQUIRED COMPANIES WITH OUR BUSINESS, OUR PROFITABILITY MAY BE ADVERSELY AFFECTED.


Even though we may acquire additional companies in the future, we may be unable to successfully integrate the acquired businesses and realize anticipated economies, operational and other benefits in a timely manner. If we are unable to successfully integrate acquired businesses, any of the following may occur which could have a negative impact on our profitability:

 - substantial costs from trying to combine our operations with those of the acquired business;

 - delays in offering the acquired products or services;

 - diversion of management's attention from our existing business; or

 - damage to our relationships with our key customers and employees.

Integrating acquired companies generally involves combining management and services, taking advantage of economies of scale and other economic benefits and combining the two corporate cultures into one common culture. Integration of an acquired business is especially difficult when we acquire a business in a market in which we have limited or no expertise, or with a corporate culture different from ours.


IF OUR ASSETS BECOME IMPAIRED, IT COULD ADVERSELY AFFECT OUR BUSINESS.



During the third quarter of fiscal year 1999, we recorded an intangible asset impairment charge of $4.3 million to adjust the intangible assets of our Physician Practice Services division. After giving effect to this impairment, we still had $31.5 million of intangible assets at May 31, 1999. We cannot give assurances that the recorded value of goodwill or other intangible assets will ever be realized. Our future ability to realize the value of intangible assets is determined based on undiscounted future operating cash flows. The future write-off of additional unamortized intangible assets would have a material effect on our earnings.


IF WE DO NOT ADEQUATELY ADDRESS YEAR 2000 CONCERNS, WE MAY LOSE REVENUE OR INCUR ADDITIONAL COSTS.



Many computer programs were designed and developed without considering the upcoming change in the century, which could lead to failure of computer applications or create erroneous results by or at the year 2000. This issue is referred to as the "Year 2000" problem. It is possible that our computer systems, software products or other business systems, or those of our suppliers or customers, could malfunction as a result of the Year 2000 problem. A malfunction could cause us to lose revenue or incur substantial costs. In addition, telecommunication and utility services, which are important to our operations, could malfunction due to the Year 2000 problem. As a result of the Year 2000 problem, many of our customers may suffer delays in reimbursement from Medicare and Medicaid programs, other federal or state healthcare programs and other third-party payors. Such delays may also damage us. We may not be able to identify, successfully remedy or assess all date-handling problems in our business systems or operations or those of our customers and suppliers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."



SYSTEM FAILURES OR PERFORMANCE PROBLEMS WITH OUR NETWORK DATA CENTER COULD DAMAGE OUR BUSINESS.


Substantially all customer transactions are processed at our network data center, which is located at a single site. We do not have a permanent mirror processing site to which processing could be transferred in case of a catastrophic event. As a result, any system failure or performance problems with our network data center could damage our business. In order to operate without interruption, we must guard against:

 - telecommunications failures;

 - equipment failures;


 - power outages, fires, tornadoes and other natural disasters at the network data center; and


 - other potential interruptions.

Our customer contracts contain performance guarantees and any interruption could require us to reduce fees charged to customers and reduce our revenues. A system failure could require us to spend money replacing existing equipment or adding redundant facilities. Any failure by us to adequately and promptly address the problems could damage our reputation, or make it more difficult for us to attract new customers.


OUR STRATEGIC RELATIONSHIPS MAY NOT PROVIDE ANTICIPATED BENEFITS.



We have entered into several strategic relationships and may enter into additional strategic relationships in the future. Some of these relationships are in the early stages of development and it is possible that these relationships will not provide us with the ability to successfully develop or sell our services. In addition, we may not be able to establish relationships with or provide our services to key participants in the healthcare industry if we have established relationships with their competitors. Also, some of our current and potential partners may decide to compete with us. If any of our current or future strategic relationships are disrupted, or if we do not realize the expected benefits from these relationships, our business may be adversely affected.



THERE ARE RESTRICTIONS RELATED TO THE LICENSING OF OUR CORE PROCESSING SOFTWARE THAT MAY ADVERSELY IMPACT OUR BUSINESS.



Our core processing software for the Managed Care Services business, known as MHS, was licensed in 1989 from CSC Healthcare Services, Inc. We currently hold three perpetual, non-transferable and non-marketable source code and object code MHS licenses. Since 1989, we have significantly enhanced and modified our version of MHS, which is known as TXEN-MHS. We have not requested nor received any updates or enhancements from CSC, and we are not dependent upon CSC for support of TXEN-MHS. As a condition to the license grant from CSC, we are restricted from offering TXEN-MHS or managed care administrative services to a CSC managed care customer without written consent from CSC. We are also restricted from selling turnkey versions of TXEN-MHS without written consent from CSC. These limitations may reduce market opportunities and restrict our business growth. In addition, if we violate the restriction or otherwise breach the licensing agreement and do not cure such violation or breach, CSC could terminate the licenses. Termination of the licensing arrangements with CSC could have a material adverse effect on our business, financial condition or results of operations.



WE RELY ON PROPRIETARY TECHNOLOGY WHICH WE MAY BE UNABLE TO PROTECT FROM INFRINGEMENT OR WHICH MAY INFRINGE TECHNOLOGY OWNED BY OTHERS.



Our proprietary software and other confidential information are important to our business. We do not own any patents and we have not registered any copyrights, trademarks, service marks or trade names with the United States Patent and Trademark Office. Instead, we rely on a combination of trade secrets, common law intellectual property rights, license agreements, nondisclosure and other contractual provisions which may not adequately protect our technology or information. These actions do not prevent independent third-party development of competitive products or services. Recently, we were contacted by legal counsel representing the owner of patented technology allegedly possessing functionality similar to that of our non-patented technology for electronic integrated commerce and healthcare management systems. We were offered an opportunity to obtain a license for the use of this patented technology. If it is determined that the functionality of our technology overlaps this or other technology, we may be subject to intellectual property infringement claims and we could be required to enter into a license agreement or royalty arrangement with the party asserting the claim or be forced to stop using some of our technology. We may also be required to indemnify customers for claims made against them. These consequences could have a material adverse effect on our business.



CHANGES IN THE HEALTHCARE INDUSTRY COULD REDUCE DEMAND FOR OUR TECHNOLOGY AND SERVICES.



The healthcare industry in the United States is in a period of change and uncertainty. As a result, healthcare organizations may alter the way they operate and pay for services. Participants in the healthcare industry are also rapidly consolidating, which can reduce our customer base and market opportunities. Our transaction processing technology and services are designed to function within the current healthcare financing and reimbursement system. During the past several years, the healthcare industry has been subject to increasing levels of government regulation of, among other things, reimbursement rates and capital expenditures. Future legislation may further increase government involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for our customers. As in the past, healthcare organizations may react to these proposals and the uncertainty surrounding such proposals in ways that could result in a reduction or deferral in the use of our technologies and services. We cannot predict with any certainty what impact, if any, healthcare reforms might have on our business, financial condition or results of operations. See "Business -- Government Regulation."



NEW REGULATIONS REGARDING COMPUTER MEDICAL RECORDS COULD INCREASE OUR COSTS.



The United States Department of Health and Human Services has proposed regulations regarding electronic signatures and the maintenance and transmission of computer medical records. These regulations establish minimum required standards for electronic record-keeping. We do not know if these regulations will be adopted in their present form or a different form, or at all. However, if these regulations or other similar laws are adopted, they may require modifications to our computer software, Internet access and record-keeping practices. These changes may require us to make substantial capital expenditures. See "Business -- Government Regulation."

WE MAY BE REQUIRED TO COMPLY WITH ADDITIONAL LICENSING REGULATIONS AND CONSUMER PROTECTION LAWS.



Because we provide administrative and business services to health plans, we are required to be licensed in many states as a third-party administrator or private review agent and to meet state requirements for continued licensure. In addition, federal and state consumer protection laws may apply to us when we bill patients directly for the cost of physician services that are provided. Failure to comply with any of these laws or regulations could result in a loss of licensure, or other fines and penalties. Enactment of legislation expanding the scope of medical practice to utilization review activities could require additional licensure obligations, or require restructuring of physician arrangements. See "Business -- Government Regulation."



CHANGES IN LAWS REGARDING THE PROTECTION OF CONFIDENTIAL PATIENT INFORMATION COULD PREVENT CUSTOMERS FROM USING OUR SERVICES.


The confidentiality of patient records is subject to substantial regulation by state governments. Although compliance with these laws and regulations is at present principally the responsibility of the physician or other healthcare providers, regulations governing patient confidentiality rights are evolving rapidly. Substantial additional legislation governing the dissemination of medical record information has been proposed at both the state and federal level. This legislation may require holders of medical information to implement security measures and impose restrictions on the ability of third-party processors, like us, to transmit patient data and make that information available via the Internet without specific patient consent. Any change in legislation could restrict healthcare providers from using our services. See "Business -- Government Regulation."


GOVERNMENT REGULATION OF INTERNET-BASED HEALTHCARE SERVICES OR THE INTERNET COULD ADVERSELY AFFECT OUR BUSINESS.



Our Internet-based services are subject to developing and changing regulation. The Internet and its associated technologies are also subject to government regulation. Many existing laws and regulations, when enacted, did not anticipate the Internet-based healthcare services we are developing and it is possible that these laws and regulations may be applied to our Internet-based healthcare business. Accordingly, we may be adversely affected by current regulations as well as future regulations specifically targeted to this new segment of the healthcare industry.



BREACHES OF OUR NETWORK SECURITY COULD RESULT IN LIABILITY AND DAMAGE TO OUR REPUTATION.



To the extent that our activities involve the storage of confidential customer and patient information at our network data center and its transmission over private and public networks, including the Internet, security breaches could result in liability and damage to our reputation. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. If our security measures are circumvented, proprietary and confidential information could be misappropriated or our operations interrupted. We may be required to expend significant capital and other resources to protect against the threat of security breaches.


Any costs or imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business.



WE HAVE LARGE AMOUNTS OF PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT TECHNOLOGY WHICH MAY NEVER BE SUCCESSFULLY DEVELOPED.



In August 1997, Nichols Research acquired TXEN and allocated $8.5 million to in-process technology. The purchased in-process technology may never be successfully developed. To the extent the in-process technology is not successfully developed, this failure could have a material adverse effect on our business, financial condition or results of operations. The acquired in-process technology consisted of ten software development projects to perform managed care administrative functions and provide enhanced information reports. The fair value of the acquired in-process technology was determined based on an analysis of the markets, projected cash flows and risks associated with achieving such cash flows. At the date of the acquisition, the technological feasibility of the acquired technology had not been established and the acquired technology has no alternative future uses. We estimate that the cost to complete these projects will be $1.8 million, of which $445,000 was spent in fiscal year 1998 and of which $1.3 million is expected to be spent in fiscal year 1999.


FUTURE SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE.



There will be 9,625,000 shares of common stock outstanding immediately after the offering, or 10,000,000 shares if the underwriters' over-allotment option is exercised in full. Future sales of large amounts of our common stock could cause our stock price to decline. The 7,000,000 shares of common stock held by Nichols Research will be "restricted securities" as defined in Rule 144 under the Securities Act. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or another exemption under the Securities Act. In addition, at any time after this offering, Nichols Research may cause us to register for sale any or all of its shares of common stock. Also, up to an additional 746,000 shares of common stock which may be issued upon exercise of options outstanding as of May 31, 1999, under our stock-based compensation plans will become available for future sale in the public market.



THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE.


You may not be able to resell your shares at or above the initial public offering price. The market price of the common stock may fluctuate significantly due to a variety of factors, including:

 - announcements of technological innovations or new products or services by us or our competitors;

 - fluctuations in our results of operations;

 - changes in the general condition of the economy or the healthcare or information technology industries;

 - changes in earnings estimates by public market analysts; and

 - changes in our business strategies.

The stock market in general, and the market for technology-related and healthcare-related stocks in particular, have experienced extreme volatility often unrelated to the operating performance of particular companies.

                           FORWARD-LOOKING STATEMENTS



Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "plan," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that Nichols TXEN's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including technological changes, increased competition, insufficient capital resources and adverse economic conditions. You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause Nichols TXEN's actual results to differ from those set forth in the forward-looking statements.



                                USE OF PROCEEDS



Nichols TXEN estimates that the net proceeds from the sale of the shares of common stock in this offering will be approximately $28.3 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares sold by Nichols TXEN will be approximately $32.5 million. "Net Proceeds" is what Nichols TXEN expects to receive after paying the underwriting discount and other expenses of the offering. For the purpose of estimating net proceeds, Nichols TXEN is assuming that the public offering price will be $12.00 per share.



Nichols TXEN will use the net proceeds for general corporate purposes, including working capital. Some of the net proceeds may be used to fund acquisitions of complementary products, technologies or businesses. We have discussions on an ongoing basis regarding possible acquisitions of or investments in businesses or technologies that are complementary to our business. Although we may use a portion of the net proceeds for these kinds of possible acquisitions, no agreements or commitments in this regard currently exist. We may, however, change the allocation of these proceeds in response to developments or changes that affect our business or our industry. Our management may spend the proceeds from this offering in ways that the stockholders may not deem desirable. Pending use of the net proceeds for the above purposes, we plan to invest such funds in short-term, investment grade, interest-bearing securities. We cannot predict that the proceeds will be invested to yield a favorable return.



                                DIVIDEND POLICY



Currently we intend to retain our earnings to finance future growth, and therefore, we do not anticipate paying cash dividends in the foreseeable future. The Board of Directors may review our dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to our capital requirements, operating results and financial condition and other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION



The following table shows:



 - The capitalization of Nichols TXEN on May 31, 1999.



 - The capitalization of Nichols TXEN on May 31, 1999, assuming the completion of the offering at an assumed public offering price of $12.00 per share and the use of the net proceeds as described under "Use of Proceeds."



                                                                        MAY 31, 1999
                                                                    ---------------------
                                                                                  AS
                                                                    ACTUAL     ADJUSTED
                                                                    -------   -----------
                                                                       (IN THOUSANDS)
      Total debt..................................................  $    --     $    --
                                                                    =======     =======
      Stockholders' equity:
       Common stock; $0.01 par value, 30,000,000 shares
          authorized, 7,000,000 shares issued and outstanding,
          actual; 9,625,000 shares issued and outstanding, as
          adjusted(1).............................................       70          96
       Additional paid-in capital.................................   52,838      81,107
       Retained earnings (deficit)................................   (4,129)     (4,129)
                                                                    -------     -------
         Total stockholders' equity...............................   48,779      77,074
                                                                    -------     -------
           Total capitalization...................................  $48,779     $77,074
                                                                    =======     =======


---------------------------


(1) The adjusted number of shares issued and outstanding at May 31, 1999, does not include employee and director stock options to purchase 746,000 shares of common stock at the initial public offering price per share.

                                    DILUTION



Nichols TXEN's net tangible book value on May 31, 1999, was approximately $17.3 million, or $2.47 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares outstanding before the offering.



After giving effect to adjustments relating to the offering, Nichols TXEN's pro forma net tangible book value on May 31, 1999, would have been $45.6 million or $4.73 per share. The adjustments made to determine the pro forma net tangible book value per share are as follows:



 - An increase in total assets to reflect the net proceeds of the offering as described under "Use of Proceeds" (assuming that the public offering price will be $12.00 per share); and



 - The addition of the number of shares offered by this prospectus to the number of shares outstanding.



The following table illustrates the pro forma increase in net tangible book value of $2.52 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:



   Assumed initial public offering price per share.............          $12.00
   Net tangible book value per share as of May 31, 1999 (1)....  $2.47
   Increase in net tangible book value per share attributable
     to the offering...........................................   2.26
                                                                 -----
   Pro forma net tangible book value per share after giving
     effect to the offering....................................            4.73
                                                                         ------
   Dilution per share to new investors in the offering(2)......          $ 7.27
                                                                         ======



The following table shows the difference between existing stockholders and new investors with respect to the number of shares purchased from Nichols TXEN, the total consideration paid and the average price paid per share. The table assumes that the public offering price will be $12.00 per share.



                                         SHARES PURCHASED       TOTAL CONSIDERATION
                                        -------------------   -----------------------   AVERAGE PRICE
                                         NUMBER     PERCENT     AMOUNT        PERCENT     PER SHARE
                                        ---------   -------   -----------     -------   -------------
      Existing stockholders..........   7,000,000     72.7%   $52,908,000(3)    62.7%          $ 7.56
      New stockholders...............   2,625,000     27.3     31,500,000       37.3            12.00
                                        ---------    -----    -----------      -----
         Total.......................   9,625,000    100.0%   $84,408,000      100.0%
                                        =========    =====    ===========      =====


---------------------------


(1) The adjusted number of shares issued and outstanding at May 31, 1999, does not include employee and director stock options to purchase 746,000 shares of common stock at the initial public offering price per share.


(2) Dilution is determined, after giving effect of this offering, by subtracting net tangible book value per share from the assumed initial public offering price of $12.00 per share. Dilution to new investors will be $7.03 per share if the underwriters' over-allotment option is exercised in full.

(3) Represents the book value of the net assets transferred by Nichols Research to Nichols TXEN.

                            SELECTED FINANCIAL DATA



This section presents selected historical data of Nichols TXEN. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements. The selected data in this section is not intended to replace the financial statements.



The statement of operations data set forth below, for the years ended August 31, 1996, 1997 and 1998, and the balance sheet data at August 31, 1997 and 1998, have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the years ended August 31, 1994 and 1995, the nine-month periods ended May 31, 1998 and 1999, and the balance sheet data at August 31, 1994, 1995 1996, and at May 31, 1998 and 1999, are derived from the unaudited financial statements of Nichols TXEN. We believe that the unaudited financial data fairly reflects the results of operations and the financial condition of Nichols TXEN for the respective periods.



                                                     NICHOLS TXEN CORPORATION
                                -------------------------------------------------------------------
                                                                                  NINE MONTHS ENDED
                                            YEARS ENDED AUGUST 31,                     MAY 31,
                                -----------------------------------------------   -----------------
                                 1994      1995      1996      1997      1998      1998      1999
                                -------   -------   -------   -------   -------   -------   -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA
 (HISTORICAL BASIS):
 Revenues.....................  $ 8,357   $ 9,382   $10,370   $12,438   $43,480   $30,454   $38,086
 Cost of revenues.............    5,704     6,300     6,438     7,769    23,256    16,229    20,427
                                -------   -------   -------   -------   -------   -------   -------
 Gross profit.................    2,653     3,082     3,932     4,669    20,224    14,225    17,659
 Selling, general and
    administrative expenses...    1,336     1,859     1,932     2,251     7,367     5,102     7,142
 Research and development.....      634       762       710     1,155     2,771     1,948     2,289
 Depreciation and
    amortization..............      351       349       947       985     4,547     3,249     3,704
 Write-off of purchased in-
    process research and
    development(1)............       --        --        --     8,500        --        --        --
 Intangible asset
    impairment................       --        --        --        --        --        --     4,297
                                -------   -------   -------   -------   -------   -------   -------
 Income (loss) from
    operations................      332       112       343    (8,222)    5,539     3,926       227
 Other income (expense)(2)....        9        --        94       656        (4)       (3)      (21)
 Income tax expense...........      113        41       117       107     2,283     1,623       508
                                -------   -------   -------   -------   -------   -------   -------
 Net income (loss)............  $   228   $    71   $   320   $(7,673)  $ 3,252   $ 2,300   $  (302)
                                =======   =======   =======   =======   =======   =======   =======

 Earnings (loss) per
    share(3)..................  $  0.03   $  0.01   $  0.05   $ (1.10)  $  0.46   $   .33   $  (.04)
                                =======   =======   =======   =======   =======   =======   =======
 Weighted average common
    shares outstanding(3).....    7,000     7,000     7,000     7,000     7,000     7,000     7,000
                                =======   =======   =======   =======   =======   =======   =======

                                                     AUGUST 31,                           MAY 31,
                                   -----------------------------------------------   -----------------
                                    1994      1995      1996      1997      1998      1998      1999
                                   -------   -------   -------   -------   -------   -------   -------
                                                             (IN THOUSANDS)
      BALANCE SHEET DATA:
       Working capital...........  $   872   $ 2,224   $   900   $ 2,223   $ 5,780   $ 4,464   $ 7,710
       Total assets..............    2,059     8,349    10,497    52,052    57,715    62,143    54,934
       Long-term debt............       --        --        --        --        --        --        --
       Total stockholder's
          equity.................    1,497     9,382     9,702    45,829    49,081    48,129    48,779


---------------------------


(1) The total purchase price of TXEN was allocated to net assets acquired of which $8.5 million was allocated to in-process research and development and was expensed in the fourth quarter of fiscal year 1997. See "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- TXEN Acquisition."


(2) Includes Nichols Research's 19.9% proportional share of income for TXEN in fiscal years 1996 and 1997, recorded using the equity method of accounting, and other miscellaneous items.

(3) The earnings (loss) per share data gives effect to the outstanding capital stock of Nichols TXEN held by Nichols Research on a pro forma basis applied for Nichols Research's proportionate share for all periods presented.

On August 29, 1997, TXEN was merged with Nichols TXEN. Due to the significance of TXEN, we have included selected financial data related to TXEN which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table summarizes selected financial data for TXEN which should be read in conjunction with the financial statements of TXEN appearing elsewhere in this prospectus. The statement of operations data set forth below, for the years ended June 30, 1995, 1996 and 1997, and the balance sheet data at June 30, 1995, 1996 and 1997, have been derived from financial statements audited by Ernst & Young LLP, independent auditors. The statement of operations data for the year ended June 30, 1994, and the balance sheet data at June 30, 1994, are derived from the unaudited financial statements of TXEN. We believe that the unaudited financial data fairly reflects the results of operations and the financial condition of TXEN for the respective periods.


                                                                        TXEN, INC.
                                                           -------------------------------------
                                                                   YEARS ENDED JUNE 30,
                                                           -------------------------------------
                                                            1994      1995      1996      1997
                                                           -------   -------   -------   -------
                                                                      (IN THOUSANDS)
      STATEMENTS OF OPERATIONS DATA (HISTORICAL BASIS):
       Revenues..........................................  $ 2,653   $ 4,706   $ 6,860   $14,980
       Cost of revenues..................................    1,379     1,734     3,212     4,848
                                                           -------   -------   -------   -------
       Gross profit......................................    1,274     2,972     3,648    10,132
       Selling, general and administrative expenses......    1,017     1,371     2,467     2,945
       Research and development..........................      126       624       926     1,069
       Depreciation and amortization.....................      190       346       532       709
                                                           -------   -------   -------   -------
       Income (loss) from operations.....................      (59)      631      (277)    5,409
       Other income (expense)............................      (97)      (60)       31        (9)
       Income tax expense (benefit)......................      (51)     (112)      (93)    1,979
                                                           -------   -------   -------   -------
       Net income (loss).................................  $  (105)  $   683   $  (153)  $ 3,421
                                                           =======   =======   =======   =======


                                                                         JUNE 30,
                                                           -------------------------------------
                                                            1994      1995      1996      1997
                                                           -------   -------   -------   -------
                                                                      (IN THOUSANDS)
      BALANCE SHEET DATA:
       Working capital (deficit).........................  $  (293)  $   197   $   176   $ 1,846
       Total assets......................................    1,873     4,147     4,431     9,833
       Long-term debt....................................    1,072       204     1,150       916
       Total stockholders' equity........................      497     1,103       939     4,390

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION


                           AND RESULTS OF OPERATIONS



You should read this discussion together with the financial statements and other financial information included in this prospectus.


OVERVIEW


Nichols TXEN is a software application services provider and an administrative services provider to managed care organizations and physician groups in the healthcare industry. By offering customers a broad range of medical billing and claims processing solutions, our outsourcing services help clients to enhance quality and lower costs by reducing the time and personnel needed to process healthcare transactions. Our services are delivered to customers through our secure private network. Over the last two years, we have converted our network architecture to Internet-based technology. We are organized into two business divisions. Both divisions earn revenue under one to five-year contracts which are primarily based on the number of transactions processed or the number of enrolled health plan members per month. As a result, 76.6% of our total revenues in fiscal year 1998 were recurring.


Our Managed Care Services division provides technology and services to managed care customers, such as:


  - health maintenance organizations, or HMOs;       - integrated delivery systems, or IDSs;
  - physician-hospital organizations, or PHOs;       - Medicare and Medicaid HMOs;
  - independent practice associations, or IPAs;      - insurance carriers; and
  - provider sponsored organizations, or PSOs;       - third-party administrators, or TPAs.



Our Physician Practice Services division provides technology and services to physician practice customers, such as:



  - hospital-based physicians;                       - hospital emergency departments; and
  - physician groups;                                - physician networks.



As of May 31, 1999, Nichols TXEN had 96 managed care services customers representing over 3.0 million lives and 279 physician practice services customers representing approximately 3,000 physicians.


 Background


Nichols Research formed CSC Acquisition, Inc. as a wholly owned subsidiary on June 6, 1995. On June 30, 1995, CSC Acquisition acquired Computer Services Corporation. Since its incorporation in 1967, Computer Services primarily performed information technology services for, and sold turnkey computer systems to, physician practices. Nichols Research formed Nichols SELECT Corporation as a wholly owned subsidiary on September 17, 1996. On September 23, 1996, CSC Acquisition was merged into Nichols SELECT. On December 16, 1994, Nichols Research acquired 19.9% of the capital stock of TXEN, Inc. with an option to acquire the remaining 80.1% of TXEN. Since its incorporation in 1989, TXEN provided information technology outsourcing and administrative services outsourcing for the managed healthcare industry. On August 29, 1997, Nichols Research acquired the remaining 80.1% of TXEN through a merger of TXEN into Nichols SELECT, which after the merger continued to be wholly owned by Nichols Research. After the TXEN merger, Nichols SELECT changed its name to Nichols TXEN Corporation.


 TXEN Acquisition

In fiscal year 1995, Nichols Research purchased 19.9% of the capital stock of TXEN, for approximately $1.5 million. In August 1997, Nichols Research exercised its option to acquire the remaining 80.1% of the capital stock of TXEN for aggregate consideration of approximately $43.8 million. The total purchase price for the TXEN acquisition was allocated to the TXEN assets and liabilities. The excess of the purchase price over the fair market value of the tangible assets acquired, $42.8 million, was allocated to the following intangibles: $8.5 million to in-process research and development, $17.4 million to goodwill,

$14.1 million to other intangibles and $2.8 million to capitalized software development. In-process research and development of $8.5 million was expensed in the fourth quarter of fiscal year 1997. The fair value of the acquired in-process technology was determined based on an analysis of the markets, cash flows and risk of achieving such cash flows. Goodwill and other intangibles of $30.7 million are being amortized using the straight-line method over an estimated useful life of 20 years.



Of the total purchase price for the acquisition of TXEN, $8.5 million was allocated to ten software programs and systems constituting in-process technology. At the date of acquisition, the technological feasibility of the acquired technology had not been established and the acquired technology has no alternative future uses. Assurances cannot be given that the purchased in-process technology will be successfully developed. The acquired in-process technology consisted of ten software and systems development projects to reduce the time and personnel needed to perform managed care administrative functions and provide enhanced information reports. At the date of acquisition, the estimated cost to complete the projects was $1.8 million, of which $0.4 million was spent in fiscal year 1998 and of which $1.3 million is expected to be spent in fiscal year 1999. To the extent the in-process technology is not successfully developed, this could have a material adverse impact on Nichols TXEN's operating results and financial condition.



 Nichols Research Corporate Services Agreement



Nichols TXEN is currently a wholly owned subsidiary of Nichols Research. After the offering, Nichols Research will retain a controlling equity interest in Nichols TXEN. Nichols Research will furnish administrative services to us pursuant to a Corporate Services Agreement. Under the services agreement, Nichols Research will provide or assist with various administrative services, including public reporting compliance, corporate record keeping, risk management, employee benefit administration, investor and media relations administration, preparation of tax returns, centralized cash management and financial and other services for an annual fee. In fiscal year 1999, the fee will be 2.4% of operating expenses less costs of goods sold, which are defined as direct materials and purchased labor. We believe that the charges under the services agreement are reasonable. For additional items, such as software development services or administrative services that create unusual demands for resources, Nichols Research will charge Nichols TXEN based upon costs actually incurred in performing the services, plus a reasonable fee as agreed to by Nichols Research and Nichols TXEN. We are not obligated to use Nichols Research for these additional services. The services agreement has an initial term of one year and automatically renews for successive one-year terms, unless canceled by either Nichols Research or Nichols TXEN upon 90 days prior written notice. Corporate administrative expenses paid by Nichols TXEN to Nichols Research were $192,000 in fiscal year 1996, $250,000 in fiscal year 1997 and $696,000 in fiscal year 1998. The increase in such expenses in fiscal years 1996 and 1997 was a result of growth by Nichols TXEN. The increase in such expenses in fiscal year 1998 was the result of the TXEN acquisition and continued growth of the combined companies. We expect that administrative expenses paid to Nichols Research will continue to increase as we continue to experience growth in revenues.



 Physician Practice Reorganization



Historically, we have offered software application outsourcing services and turnkey systems to potential physician practice customers. Nichols TXEN made a strategic decision to discontinue turnkey computer systems sales to physician practice customers. On November 3, 1997, when Nichols TXEN announced it would discontinue sales of turnkey systems to physician practice customers, we had 84 physician practice customers with turnkey systems. Nichols TXEN offered technical support to these customers through December 31, 1998. Revenues related to the support of these physician practice turnkey customers for fiscal year 1998 were approximately $0.4 million, or less than 1.0% of Nichols TXEN's total revenues for fiscal year 1998.



The conversion of our physician practice customers from turnkey systems to outsourcing services reduced our revenues and increased costs during the transition period which began in November 1997 and ended in December 1998. Since November 1997, Nichols TXEN has not received any revenues from turnkey system sales to physician practice customers. Prior to our announcement, turnkey system sales for physician practice customers were approximately $0.5 million in each of fiscal years 1997 and 1996. Revenues associated with turnkey sales typically have higher margins in the year installed than outsourcing services revenues; however, turnkey revenues are non-recurring and less predictable. We believe that by offering only outsourcing services to physician practice customers, we will achieve a predictable, recurring revenue stream which over time will exceed the operating margins attained through turnkey system sales. In order to offer only outsourcing services to physician practice customers, we have increased support staff and infrastructure.



The Physician Practice Services division also experienced a reduction in technology outsourcing revenues from physician practice customers. This reduction was caused primarily because two significant customers elected to perform their administrative services with turnkey systems utilizing their own administrative staffs.



We have concentrated our marketing resources toward physician practice customers that will utilize our complete administrative outsourcing services. We believe administrative outsourcing provides a greater amount of gross profit contribution than technology outsourcing. However, the margin percentage related to administrative outsourcing is less than technology outsourcing due to the significantly greater amount of cost of revenues required. We also believe that customers utilizing our administrative outsourcing services will be less likely to convert to a turnkey system because typically the customer does not have a large administrative staff.



As a result of the discontinuance of turnkey sales, the reduction in technology outsourcing, and the emphasis on administrative outsourcing, we took a charge of $4.3 million in the quarter ended February 28, 1999, which represents all of the goodwill related to the 1995 purchase of the physician practice business of Computer Services Corporation. The impairment charge reflects our assessment based on a discounted cash flow analysis that the goodwill was unrecoverable.



NINE MONTHS ENDED MAY 31, 1999, COMPARED TO NINE MONTHS ENDED MAY 31, 1998



Revenues. Revenues increased 25.1% to $38.1 million in the first nine months of fiscal year 1999 from $30.5 million in the corresponding period of fiscal year 1998. The increase in revenues resulted from the addition of new customers during the first nine months of fiscal year 1999 representing $3.4 million in revenues and 44.9% of the revenues increase, as well as a net increase in the utilization of Nichols TXEN's services by existing customers representing $4.2 million in revenues or 55.1% of the revenues increase.



Cost of Revenues. Cost of revenues increased 26.0% to $20.4 million in the first nine months of fiscal year 1999 from $16.2 million in the corresponding period of fiscal year 1998. As a percent of revenues, cost of revenues increased to 53.7% in the first nine months of fiscal year 1999 from 53.3% in the corresponding period of fiscal year 1998. The dollar and percentage increase was due primarily to the employment of additional support staff required by the increase in our new customer business as well as an increase in our existing customer business. The increase was also attributable to the emphasis on administrative outsourcing in the Physician Practice Services division resulting in greater cost of revenues.



Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 40.0% to $7.1 million in the first nine months of fiscal year 1999 from $5.1 million in the corresponding period of fiscal year 1998. As a percent of revenues, selling, general and administrative expenses increased to 18.8% in the first nine months of fiscal year 1999 from 16.8% in the corresponding period of fiscal year 1998. The dollar and percentage increase was due primarily to the employment of additional staff resulting from the increase in our new customer business as well as an increase in our existing customer business.



Research and Development. Research and development expenses increased 17.5% to $2.3 million in the first nine months of fiscal year 1999 from $1.9 million in the corresponding period of fiscal year 1998. As a percent of revenues, research and development expenses decreased to 6.0% in the first nine months of fiscal year 1999 from 6.4% in the corresponding period of fiscal year 1998. The dollar increase was due primarily to the hiring of staff to develop additional software. The percentage decrease was due primarily to our ability to leverage our research and development infrastructure.



Depreciation and Amortization. Depreciation and amortization expenses increased 14.0% to $3.7 million in the first nine months of fiscal year 1999 from $3.2 million in the corresponding period of fiscal year 1998. As a percent of revenues, depreciation and amortization expenses decreased to 9.7% in the first nine months of fiscal year 1999 from 10.7% in the corresponding period of fiscal year 1998. The dollar increase was due primarily to additional capital expenditures required by the increase in our business. The percentage decrease was primarily due to the increase in revenues.



Intangible Asset Impairment. In the second quarter of fiscal year 1999, Nichols TXEN recorded an intangible asset impairment charge of $4.3 million to adjust the intangible assets of the Physician Practice Services division to their fair value. Management regularly monitors results of operations and other developments within the industry to adjust its cash flow forecast, as necessary, to determine if an adjustment is necessary to the carrying value of our intangible assets.



Income Taxes. A tax expense of $0.5 million was recorded in the first nine months of fiscal year 1999 compared to $1.6 million tax provision in the corresponding period of fiscal year 1998. The tax expense was due primarily to the $4.3 million intangible asset impairment charge taken during the second quarter of fiscal year 1999.



FISCAL YEAR ENDED AUGUST 31, 1998, COMPARED TO FISCAL YEAR ENDED AUGUST 31, 1997



The principal reason for the change in Nichols TXEN's historical operating data from fiscal year 1998 compared to fiscal year 1997 was the effect on results of operations of the TXEN acquisition in August 1997. The fiscal year ended 1998 contains a full year of operating results with TXEN, compared to an equity adjustment which reflects 19.9% of the results of operations of TXEN in fiscal year 1997.



Revenues. Revenues increased 249.6% to $43.5 million in fiscal year 1998 from $12.4 million in fiscal year 1997. The primary reason for this increase in our revenues was the inclusion of TXEN's operations for 12 months in fiscal year 1998 which included revenues of $28.9 million and represented 93.0% of the revenues increase. The increase in revenues was also a result of the addition of new physician practice customers during fiscal year 1998 as well as a net increase in utilization of our services by existing physician practice customers.



Cost of Revenues. Cost of revenues increased 199.3% to $23.3 million in fiscal year 1998 compared to $7.8 million in fiscal year 1997. As a percent of revenues, cost of revenues decreased to 53.5% in fiscal year 1998 from 62.5% in fiscal year 1997. The dollar increase was primarily due to the inclusion of TXEN's operations for 12 months in fiscal year 1998 which included cost of revenues of $12.7 million and represented 81.9% of the cost of revenues increase. The dollar increase was also a result of our decision to transition the physician practice business solely to outsourcing which required an initial investment in infrastructure and support staff in order to acquire and maintain those customers. The decrease as a percentage of revenues was attributable to the inclusion of TXEN's operations in fiscal year 1998.



Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 227.3% to $7.4 million in fiscal year 1998 from $2.3 million in fiscal year 1997. As a percent of revenues, selling, general and administrative expenses decreased to 16.9% in fiscal year 1998 from 18.1% in fiscal year 1997. The dollar increase was due to the inclusion of TXEN's operations for 12 months in fiscal year 1998 which included selling, general and administrative expenses of $4.6 million and represented 90.2% of the selling, general and administrative expenses increase. The dollar increase was also a result of an increase in the staff necessary to support our increase in revenues for Physician Practice Services. The decrease as a percentage of revenues was attributable to our ability to generate synergies resulting from the TXEN acquisition.



Research and Development. Research and development expenses increased 139.9% to $2.8 million in fiscal year 1998 from $1.2 million in fiscal year 1997. As a percent of revenues, research and development expenses decreased to 6.4% in fiscal year 1998 from 9.3% in fiscal year 1997. The dollar increase was due primarily to the inclusion of TXEN's operations for 12 months in fiscal year 1998 which included research and development expenses of $2.0 million. Research and development expenses incurred by the Physician Practice Services division decreased by $0.4 million due primarily to discontinued turnkey development. The decrease as a percentage of revenues was attributable to our ability to leverage our research and development infrastructure resulting from the TXEN acquisition.



Depreciation and Amortization. Depreciation and amortization expenses increased 361.6% to $4.5 million in fiscal year 1998 from $1.0 million in fiscal year 1997. As a percent of revenues, depreciation and amortization expenses increased to 10.5% in fiscal year 1998 from 7.9% in fiscal year 1997. The dollar and percentage increase was due to the inclusion of TXEN's operations for 12 months in fiscal year 1998 which included depreciation and amortization expenses of $3.3 million and represented 94.3% of the depreciation and amortization expenses increase.



Write-off of Purchased In-Process Research and Development. The acquisition of TXEN was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the individual TXEN assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition. The transaction resulted in the allocation of $42.8 million of acquisition costs to intangible assets, of which $8.5 million was allocated to in-process research and development and charged to expense in the fourth quarter of fiscal year 1997.



Other Income (Expense). Other expense in fiscal year 1998 was $(0.01) million compared to other income of $0.7 million in 1997. The change was due to the inclusion of TXEN's operations for 12 months in fiscal year 1998 in the statements of operations compared to the 19.9% investment in TXEN reflected in other income in fiscal year 1997.



Income Taxes. A tax provision of $2.3 million was recorded in fiscal year 1998 compared to $0.1 million in fiscal year 1997. The effective tax rate was 41.2% in fiscal year 1998. A tax provision was recorded for the loss before income taxes in fiscal year 1997 as a result of the difference between financial and taxable income. This difference was primarily attributable to the $8.5 million write-off of purchased in-process research and development in fiscal year 1997 which was not deductible for tax purposes.



FISCAL YEAR ENDED AUGUST 31, 1997, COMPARED TO FISCAL YEAR ENDED AUGUST 31, 1996


The discussion and analysis below includes information on a historical basis for Nichols TXEN prior to the acquisition of TXEN. The acquisition of TXEN materially affected our results of operations after the acquisition and the information presented below should be considered in light of the acquisition.


Revenues. Revenues increased 19.9% to $12.4 million in fiscal year 1997 from $10.4 million in fiscal year 1996. The primary reason for this increase in our revenues was attributable to outsourcing services generated from new customers during fiscal year 1997.



Cost of Revenues. Cost of revenues increased 20.7% to $7.8 million in fiscal year 1997 from $6.4 million in fiscal year 1996. As a percent of revenues, cost of revenues increased to 62.5% in fiscal year 1997 from 62.1% in fiscal year 1996. The dollar and percentage increase was due primarily to the employment of additional support staff required by the increase in our new customer business as well as an increase in our existing customer business.



Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 16.5% to $2.3 million in fiscal year 1997 from $1.9 million in fiscal year 1996. As a percent of revenues, selling, general and administrative expenses decreased to 18.1% in fiscal year 1997 from 18.6% in fiscal year 1996. The dollar increase was due primarily to the employment of additional staff resulting from the increase in our new customer business as well as an increase in our existing customer business. The decrease as a percentage of revenues was attributable to our ability to leverage our selling, general and administrative infrastructure.



Research and Development. Research and development expenses increased 62.7% to $1.2 million in fiscal year 1997 from $0.7 million in fiscal year 1996. As a percent of revenues, research and development expenses increased to 9.3% in fiscal year 1997 from 6.8% in fiscal year 1996. The dollar and percentage increase was due primarily to the hiring of staff to develop additional software.



Depreciation and Amortization. Depreciation and amortization expenses increased 4.0% to $1.0 million in fiscal year 1997 from $0.9 million in fiscal year 1996. As a percent of revenues, combined depreciation and amortization expense decreased to 7.9% in fiscal year 1997 from 9.1% in fiscal year 1996. The dollar increase was due primarily to completion of development projects, whose costs were amortized beginning in fiscal year 1997 over a useful life of five years. The decrease as a percentage of revenues was attributable to a reduction in fixed capital expenditures.



Write-off of Purchased In-Process Research and Development. The acquisition of TXEN was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the individual TXEN assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition. The transaction resulted in the allocation of $42.8 million of acquisition costs to intangible assets, of which $8.5 million was allocated to in-process research and development and charged to expense in the fourth quarter of fiscal year 1997.



Other Income. Other income increased to $0.7 million in fiscal year 1997 from $0.1 million in fiscal year 1996. As a percent of revenues, other income increased to 5.3% in fiscal year 1997 from 0.9% in fiscal year 1996. The dollar and percentage increase was due primarily to the 19.9% investment in TXEN.



Income Taxes. An income tax provision of $0.1 million was recorded in fiscal year 1997, compared to a $0.1 million tax provision in fiscal year 1996. The tax provision in fiscal year 1997 was affected by the non-deductible $8.5 million write-off of purchased in-process research and development in fiscal year 1997.


LIQUIDITY AND CAPITAL RESOURCES


Since 1995, we have financed our operations primarily through a combination of cash from operations and capital contributions on an as-needed basis from Nichols Research. Working capital was $7.7 million at May 31, 1999, compared to $4.5 million at May 31, 1998. Included in working capital are cash and cash equivalents of $0.7 million at May 31, 1999, compared to $0.6 million at May 31, 1998. During the nine months ended May 31, 1999, operating activities provided $3.3 million in cash. Investing activities used $4.4 million for the nine months ended May 31, 1999, of which $4.0 million was used to acquire property, plant and equipment. Accounts receivable from customers were outstanding on average approximately 81 days during the nine months ended May 31, 1999, compared to approximately 139 days during the nine months ended May 31, 1998. The decrease in payment time for the nine months ended May 31, 1999, compared to the nine months ended May 31, 1998, was due primarily to the enhancement of collection procedures for the Managed Care Services division.



Working capital was $5.8 million at August 31, 1998, compared to $2.2 million at August 31, 1997. Included in working capital are cash and cash equivalents of $1.8 million at August 31, 1998, compared to $0.2 million at August 31, 1997. During fiscal year 1998 operating activities provided $6.3 million of cash. Investing activities used $4.8 million for the fiscal year ended August 31, 1998, of which $4.2 million was used to acquire property, plant and equipment. Accounts receivable from customers were outstanding on average approximately 82 days during fiscal year 1998 compared to approximately 52 days during fiscal year 1997, excluding the TXEN accounts receivable. The increase in payment time in fiscal year 1998 compared to fiscal year 1997 was due primarily to the addition of the managed care business where customers typically take longer to pay their invoices. Historically, the Physician Practice Services division has experienced collections within 60 days of billing. We believe that by continuing to apply the collection procedures used in the Physician Practice Services division to the Managed Care Services division, delays in payments on accounts receivable will be further reduced because of active management of outstanding accounts.


We believe that the net proceeds from this offering, together with other available funds, will be sufficient to meet our capital requirements for the next 24 months. We may also utilize cash to acquire or invest in complementary products, technologies or businesses. Nichols TXEN continually evaluates acquisition opportunities. Although we generally expect to have positive cash flow from our existing operations, we may require additional amounts of cash for acquisitions of complementary businesses. Nichols TXEN expects to finance any acquisitions through a combination of the net proceeds from this offering, internally-generated funds, additional debt or equity financing from capital markets and short-term or long-term borrowings from Nichols Research. We have no agreement with Nichols Research to ensure that funds will be available on acceptable terms or available at all. Nichols TXEN does not have an independent credit facility.


REVENUE COMPOSITION -- COMBINED BASIS


We are organized into two divisions. Our Managed Care Services division represents the business conducted by TXEN prior to the acquisition of TXEN by Nichols TXEN in August 1997. The Physician Practice Services division represents the business conducted by Computer Services Corporation prior to its acquisition by Nichols Research in 1995. The information set forth in the tables below is presented by combining the historical data of Nichols TXEN with the historical data of TXEN for the periods prior to the TXEN acquisition conformed to the 12-month period ended August 31. Significant intercompany transactions have been eliminated. Due to the significance of TXEN, we believe that the presentation of revenues on a combined basis presents a more meaningful and complete discussion of our business because it demonstrates revenue trends of the historic businesses of Nichols TXEN. The combined data presented below should not be viewed as a representation of what the actual combined results would have been for the periods indicated before the acquisition. Many variables exist, including market presence and management composition, that could have changed the combined results presented if Nichols TXEN and TXEN had operated on a combined basis for the periods indicated before the acquisition.



Combined revenue growth has been primarily driven by market acceptance of Nichols TXEN's outsourcing solutions for information technology and administrative services by larger managed care and physician practice entities resulting in an increase in average contract size. The significant growth in revenues in the Managed Care Services division versus the growth in revenues in the Physician Practice Services division was the result of a more mature sales and marketing infrastructure. In conjunction with the TXEN acquisition, the current management team has formed, and continues to develop, a stronger sales and marketing infrastructure for the Physician Practice Services division. The following table summarizes our revenues by division for the periods indicated on a combined basis:



                                                                                 NINE MONTHS ENDED
                                           YEARS ENDED AUGUST 31,                     MAY 31,
                               -----------------------------------------------   -----------------
                                1994      1995      1996      1997      1998      1998      1999
                               -------   -------   -------   -------   -------   -------   -------
                                             (IN THOUSANDS, EXCEPT STATISTICAL DATA)
      REVENUES:
       Managed Care..........  $ 3,194   $ 4,758   $ 7,904   $15,483   $28,861   $19,928   $25,276
       Physician Practice....    8,357     9,382    10,370    12,438    14,619    10,526    12,810
                               -------   -------   -------   -------   -------   -------   -------
         Total...............  $11,551   $14,140   $18,274   $27,921   $43,480   $30,454   $38,086
                               =======   =======   =======   =======   =======   =======   =======

      PERCENTAGE OF REVENUES:
       Managed Care..........     27.7%     33.6%     43.3%     55.5%     66.4%     65.4%     66.4%
       Physician Practice....     72.3      66.4      56.7      44.5      33.6      34.6      33.6
                               -------   -------   -------   -------   -------   -------   -------
         Total...............    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
                               =======   =======   =======   =======   =======   =======   =======



One of our principal objectives is to increase recurring revenue. We define recurring revenue to be monthly fees paid by our customers which are continuing in nature because they are based on the number of enrolled health plan members per month, the number of transactions processed, a fixed fee or a percentage of customer collections. Revenues from transaction-based or membership-based fees are recognized as the services are provided. Recurring revenues as a percentage of total revenues decreased in fiscal year 1997 compared to fiscal year 1996 as a result of an increase in software sales in fiscal year 1997. We consider our non-recurring revenues to be revenues based on sales of computer hardware and software and professional services based on time and materials, such as programming and implementation fees. Revenues from professional services are recognized when the services are performed. The table below summarizes information related to our recurring and non-recurring revenues for the periods indicated on a combined basis:


                                                                                 NINE MONTHS ENDED
                                           YEARS ENDED AUGUST 31,                     MAY 31,
                               -----------------------------------------------   -----------------
                                1994      1995      1996      1997      1998      1998      1999
                               -------   -------   -------   -------   -------   -------   -------
                                             (IN THOUSANDS, EXCEPT STATISTICAL DATA)
      REVENUES:
       Recurring............   $ 8,675   $10,801   $14,261   $19,985   $33,320   $23,374   $29,894
       Non-recurring........     2,876     3,339     4,013     7,936    10,160     7,080     8,192
                               -------   -------   -------   -------   -------   -------   -------
         Total..............   $11,551   $14,140   $18,274   $27,921   $43,480   $30,454   $38,086
                               =======   =======   =======   =======   =======   =======   =======

      PERCENTAGE OF
        REVENUES:
       Recurring............      75.1%     76.4%     78.0%     71.6%     76.6%     76.8%     78.5%
       Non-recurring........      24.9      23.6      22.0      28.4      23.4      23.2      21.5
                               -------   -------   -------   -------   -------   -------   -------
         Total..............     100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
                               =======   =======   =======   =======   =======   =======   =======


YEAR 2000

 Overview


Historically, some computerized systems have had two digits rather than four digits to define the applicable year, which could result in recognizing a date using "00" as the year 1900 rather than the year 2000. This could cause significant software failures or miscalculations and is generally referred to as the "Year 2000" problem.


We recognize that the impact of the Year 2000 problem extends beyond our computer hardware and software and may affect utility and telecommunication services, as well as the systems of customers and suppliers. The Year 2000 problem is being addressed within Nichols TXEN by the individual business divisions and progress is reported periodically to management. We have committed resources to conduct extensive risk assessments and to take corrective action, where appropriate.


Managed Care. The core managed care applications, consisting of TXEN-MHS and FirstSTEPP, were designed with a century date field. As a result, these applications have no pervasive architectural problems with dates spanning the Year 2000. To ensure no minor programming related issues exist, we have dedicated an IBM AS/400 server for testing and have set its internal clock for the middle of the Year 2000. As a result of Year 2000 testing, we identified minor server and processing issues related to Year 2000 problems that required approximately 1,500 hours to correct and 300 hours to test. Year 2000 upgrades and testing of the managed care applications were completed in December 1998. We have made our test AS/400 available to customers to perform their own Year 2000 simulations.



Physician Practice. Nichols TXEN has identified all of the active applications specific to the Physician Practice Services division including MDr98, a transaction-based medical practice management application. These applications are processed by an IBM mainframe computer. We designed a comprehensive plan to analyze each of these active applications, determine any Year 2000 problems, implement appropriate modifications and validate the final changes. Year 2000 upgrades, modification and testing of the Physician Practice applications were completed in April 1999. The compliance program required approximately 1,320 hours of programming and 1,160 hours of testing. We believe that our decision support application, Decision Manager 3.0, is Year 2000 compliant.

 Internal Information Systems

Nichols TXEN's internal information systems utilize hardware and software from several commercial suppliers. We have investigated our internal information systems for Year 2000 compliance and have not identified any hardware or software applications that require modification. Our accounting software is installed in an IBM AS/400 and was designed to be Year 2000 compliant.

 Third Parties


We have had communications with our significant suppliers and customers to evaluate their Year 2000 compliance plans and states of readiness and to determine the extent to which our systems may be affected by the failure of others to remedy their own Year 2000 issues. However, we have not independently confirmed all information received from other parties with respect to Year 2000 issues. As such, there can be no assurance that such other parties will complete their Year 2000 conversion in a timely fashion or will not suffer a Year 2000 business disruption.


 Contingency Plans


Because our Year 2000 conversions are expected to be completed prior to any potential disruption to our business, we have not yet completed the development of a comprehensive Year 2000 specific contingency plan. However, we have minimized our exposure to Year 2000 failure of significant third-party suppliers by purchasing electronic data interchange software and database resources from multiple suppliers of these products and services. In addition, we have the ability to manually replicate many of the electronic services provided by significant suppliers. If we determine that our business is at material risk of disruption due to the Year 2000 problem, or discover that our Year 2000 conversions are not adequate, we will work to enhance our contingency plan. If our Year 2000 conversions fail to perform as anticipated, then we would hire additional staff to manually process our customers' data. In addition, disruptions in electronic communications would cause us to rely on traditional communication methods such as the United States Postal Service and private delivery companies. While inconvenient, we believe that we could meet our business obligations under the above-described worst case scenario. The costs of slower response and processing times, combined with additional staff salaries may, however, be substantial and may materially affect our financial condition.


 Cost for Year 2000 Compliance


We believe that the total cost of Year 2000 compliance activity will not be material to our operations, liquidity and capital resources. The total cost for Year 2000 compliance was $256,800, which represents 4,280 hours of analysis, modification and testing. We do not anticipate any additional costs to maintain our level of Year 2000 readiness.


RECENT ACCOUNTING PRONOUNCEMENTS


During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income, which requires changes in comprehensive income to be shown in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal year 1999. Management does not believe that Nichols TXEN has material other comprehensive income which would require such separate disclosure.



In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures About Segments of an Enterprise and Related Information, which is effective for years beginning after December 15, 1997. Statement No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. Statement No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Statement No. 131 was adopted in 1998, but had no effect on Nichols TXEN's financial statements.



In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Because of Nichols TXEN's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of Nichols TXEN.



During 1998, the American Institute of Certified Public Accountants issued Statement of Position, or SOP, 98-1, Accounting for the Costs to Develop or Obtain Software for Internal Use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Nichols TXEN believes that it is substantially in compliance with this pronouncement and that the implementation of this pronouncement will not have a material adverse effect on our financial statements.


FORWARD-LOOKING STATEMENTS


Statements made in Management's Discussion and Analysis of Financial Condition and Results of Operations which look forward in time involve risks and uncertainties. Such risks and uncertainties include the following:


 - Nichols TXEN's assessment of the state of its Year 2000 readiness;

 - anticipated expenditures and potential risks;

 - the adequacy of Nichols TXEN's current working capital and other available sources of funds;

 - the ability of Nichols TXEN to successfully implement its operating strategy;

 - changes in economic cycles;

 - competition from other companies;

 - changes in laws and governmental regulations applicable to Nichols TXEN; and

 - other risk factors detailed in this prospectus.

                                    BUSINESS


NICHOLS TXEN


We are a software application services provider and an administrative services provider to managed care organizations and physician practice groups within the healthcare industry. Customers access these outsourcing services through our secure networks connected to our network data center. A majority of our transactions are currently conducted over our intranet using Internet communication protocols and we plan to migrate all of our customers to Internet-based technologies. Our outsourcing services improve quality and reduce costs by minimizing the time and personnel needed to process healthcare transactions by offering customers a broad range of medical billing, claims processing and connectivity solutions. As a result of our fee structure for these outsourcing solutions, approximately 77% of our revenues for fiscal year 1998 were recurring.



We offer a broad range of products and services that allow customers the flexibility to perform administrative functions with their own staffs utilizing our software application services and technology or to outsource to us some or all of their administrative and technology processing functions. Each customer contracts with us for the level of outsourcing service needed. Our outsourcing solutions provide customers with significant benefits, including:



 - timely access to sophisticated enterprise-level application software;



 - more efficient administrative functions;


 - variable rate operating cost structure;


 - faster implementation of new business and technology;



 - enhanced connectivity via Internet-based technology or direct connections for transmittal and retrieval of information between healthcare industry participants;



 - reduced capital expenditures for administrative and operational healthcare technologies;



 - less risk of customers' technology becoming obsolete;



 - access to knowledgeable and experienced personnel; and



 - easy-to-use decision support software designed to enhance operational analysis.



As a result, our services enable customers to concentrate on providing quality healthcare by focusing on core competencies. We believe that our ability to offer both software application services and administrative services through Internet-based technology differentiates us from competitors that offer only turnkey software solutions, only administrative services or only healthcare connectivity solutions.


Nichols TXEN is organized into two divisions. Our Managed Care Services division provides technology and services to:

  - HMOs;                - IDSs;                     - Medicaid HMOs;
  - PHOs;                - PSOs;                     - insurance carriers; and
  - IPAs;                - Medicare HMOs;            - TPAs.


Our Physician Practice Services division provides technology and services to:


  - hospital-based physicians;                      - physician groups; and
  - hospital emergency departments;                 - physician networks.


As of May 31, 1999, we had 96 managed care services customers representing over
3.0 million lives and 279 physician practice services customers representing over 3,000 physicians.

INDUSTRY BACKGROUND


Healthcare costs in the United States have risen dramatically over the past two decades and, according to the Health Care Financing Administration, or HCFA, represented approximately $1.1 trillion in 1997, or approximately 14% of the gross domestic product, and are projected to increase to $2.1 trillion in 2007. Pressures from both the private and public sectors to reduce costs have caused significant changes in the healthcare industry. Although reimbursement for healthcare has historically been fee-for-service reimbursement, federal and state governments, corporations and other payors are increasingly using alternative reimbursement models. A fixed-fee payment system, such as capitation in which a hospital, clinic or doctor is paid a fixed amount per individual without regard to the actual number or nature of services provided, shifts the financial risk of delivering healthcare from payors to providers of healthcare. Risk shifting and other cost reduction factors have resulted in complex arrangements among employers, providers, and public and private payors. For example, a point-of-service plan is one of the most complex benefit and contractual arrangements in health insurance. Point-of-service plans, which have experienced rapid growth, provide different levels of benefits based on how a plan participant selects a provider. Physician groups and managed care organizations often lack the technical and operational resources to function within this more complex and sophisticated healthcare environment.



According to a 1998 survey conducted by InterStudy, membership in commercial HMOs is expected to rise from approximately 66 million members in 1997 to approximately 105 million members in 2001. InterStudy also reported that membership in point-of-service plans increased 36.9%, from 8.5 million lives in 1997, to 11.7 million lives in 1998. HCFA estimates that enrollment in Medicare and Medicaid managed care arrangements will double by 2003. This increase in membership in managed care, especially Medicaid and Medicare, is creating many new start-up organizations and fueling rapid growth in existing organizations. For example, according to the January 1999 Health Trends Report, from 1997 to 1998, membership in Medicaid HMOs grew 39.5%. Many of these managed care organizations lack capital to acquire the needed technology or lack the expertise to perform increasingly complex administrative functions. This shift to managed care has also increased the level of review and audit by government and other payors. Regulatory changes and increased scrutiny result in information and administrative requirements outside the capabilities of many healthcare organizations.



The complexity and change in healthcare has created an increased dependence and need for information. Physician groups and managed care organizations need access to a greater spectrum of information related to the cost and quality of healthcare. The financing and delivery of healthcare requires that consistent, accurate information be shared confidentially across a large and fragmented industry. Inefficiencies within the healthcare system consume enormous amounts of time, resources and money. Nichols TXEN estimates that 30% to 40% of every healthcare dollar spent covers administrative costs. Much of this inefficiency and waste is a direct result of poor information exchange among healthcare participants. For example, a 1997 Towers Perrin Integrated Healthcare Services Group study indicates approximately 30% to 40% of claim forms are either incomplete or inaccurate. This study also estimates that by automating the movement of administrative information, healthcare administrative expenses could be reduced by 20%.



Private networks and public networks, such as the Internet, enable rapid communication of data among participants in the healthcare industry. The Internet's open architecture, universal accessibility and growing acceptance make it an increasingly important environment for business-to-business and business-to-consumer interaction. For many industries, the Internet is connecting previously disconnected business processes and allowing companies to automate workflows, lower distribution costs and extend their market reach. We believe the healthcare industry, because of its size, fragmentation and dependence on information exchange, is particularly well suited to benefit from greater use of the Internet. In addition, we believe that HCFA's recent approval of the secure transmission of medical data over the Internet will increase the utilization of electronic healthcare transactions.



The increasing costs related to administrative complexities, the growing demand for connectivity and the continued growth in managed care are driving healthcare industry participants to outsource their information technology and administrative services. A 1998 HIMSS survey indicates that healthcare organizations are poorly equipped to support managed care. Less than 10% of the companies surveyed indicated they had the software capability to perform utilization management, risk management, benefits management, claims management and health outcomes reporting. The HIMSS survey also indicates an increasing demand for healthcare information technology outsourcing solutions, with approximately 59% of healthcare organizations surveyed outsourcing some portion of their information technology services. According to the Gartner Group, the market for healthcare information technology and administrative services outsourcing is expected to be $3.8 billion in 2001.


STRATEGY


Nichols TXEN's objective is to use Internet-based technology to become the leading software application services provider and the leading administrative services provider to managed care organizations and to physician practices. Our strategy includes the following key elements:



 - Focus on providing outsourcing solutions for the administrative and information challenges of healthcare. We believe contractual complexity and an increase in the volume of healthcare transactions caused by managed care will continue to force healthcare companies to outsource information technology, especially administrative services. We plan to focus additional resources on providing administrative services using our Internet-based technology to meet the increased demand for complete solutions versus information technology outsourcing only. Our outsourcing solutions provide a faster and more efficient response to the needs of payors and providers than the alternative of buying a turnkey system and expanding in-house administrative infrastructure. We believe that we have an advantage over companies that provide only administrative services because we develop our own solutions and operate our own network data center and can directly and more quickly address the new, changing information demands of the healthcare industry. Furthermore, we believe that our history of effectively distributing software through our network data center positions us to capitalize on the improved distribution and access provided by the Internet.



 - Expand high recurring revenue model. We currently have a significant recurring revenue stream which is comprised of long-term, transaction-based and membership-based contracts. In addition, our focus on quality and customer satisfaction results in high customer retention rates enabling our revenues to increase as customers grow their businesses. We have identified many opportunities to provide additional solutions to new and existing customers. We believe that the continued development and enhancement of our Internet-based software application services and administrative outsourcing services will create additional recurring revenue opportunities through new fees, revenue sharing partnerships and e-commerce.



 - Increase efficiencies through expanded Internet-based connectivity, additional Internet-based software applications and process automation. Because we control the core processing software, technology, intranets, network data center and communications connectivity, we have the ability to rapidly make efficiency improvements. Nichols TXEN believes that planned improvements in automatic claim filing, automatic claim adjudication and automatic generation of payments will increase operating efficiencies and improve customer services. We plan to continue to invest in our Internet capabilities to enhance communication efficiencies. In addition, we invest in high-speed peripheral technology in the areas of document imaging, mail room operations and direct electronic data interchange. Because we actually perform administrative functions using our own technology, we maintain a dedicated team focused on reengineering processes for maximum efficiency. We have the ability to link physician practice processing software and managed care processing software to integrate claims and billing activities between our managed care clients and our physician practice clients providing for increased efficiency, quality and customer satisfaction. Increasing efficiency through automation and expanded connectivity enables us to realize economies of scale.

 - Establish additional strategic relationships with leading Internet-based healthcare companies. We are pursuing additional strategic relationships with leaders in key Internet-based healthcare industry segments to broaden our portfolio of applications and services, and increase the number of managed care and physician practice services customers. We believe our existing connectivity with our customer base can be leveraged through additional product offerings provided through strategic relationships.



 - Acquire complementary businesses and technologies. We will focus on acquisitions of businesses, product lines, or technologies that can increase our customer base or enhance our capabilities. We intend to acquire other companies whose customer base, product lines or technologies would be complementary to our outsourcing model.



NETWORK TECHNOLOGY ARCHITECTURE



Our outsourcing services are delivered to customers through TXENet, our secure private network. Over the last two years, we have converted our network architecture to Internet-based technology. As of May 1999, approximately 50% of our managed care customers and 30% of our physician practice customers process their transactions using Internet protocols. We expect that most of our customers will be converted to Internet-based technology by December 2000.



  TXENet



Our customers and our employees may access our application services through TXENet. We expect that by December 1999, our customers will be able to use a standard Internet browser to access our internally developed software applications and complementary third-party software to process transactions and manage business operations. The applications will be accessed through WebSTEPP, which is our intranet portal site application that will consolidate and provide easy access and organization of software application services.



  TXENetlink



Our customers may access additional products and services by purchasing TXENetlink, which connects TXENet to the Internet. Customers using WebSTEPP will be able to obtain additional complimentary Internet applications and Internet content through our strategic relationships. TXENet users will be able to extend to their customers, suppliers and employees at remote locations access to Internet applications and content. We believe that this ability to extend our software application services will add significant value for a TXENet user. These extended services will be a focus of our e-commerce activities. TXENetlink customers will also receive basic Internet services, such as e-mail, web site hosting and general Internet access.

MANAGED CARE SERVICES DIVISION


The Managed Care Services division's goal is to reduce the time and personnel needed to perform managed care administrative tasks through an optimized combination of technology, process automation and well-trained personnel. Our Managed Care Services customers access needed application services through TXENet to improve efficiency, automation connectivity and decision support. Our solutions help clients to:


 - increase operational efficiencies and reduce administrative expenses;


 - expand connectivity and automation utilizing Internet-based applications and services, or direct connections;


 - manage sophisticated benefit plans and complex provider contracts;

 - increase automatic claims processing and administrative workflow;

 - improve decision making through in-depth information analysis; and

 - focus on providing quality healthcare.


Customers contract for services on a per enrolled health plan member per month basis which provides predictable administrative costs and enables customers to expand their business quickly without the need for additional infrastructure. These services lower the start-up costs and barriers to entry facing managed care organizations, enabling large organizations to enter niche markets easily and enabling small organizations to gain market entry. We have identified over 9,000 organizations that may benefit from our outsourcing services. The chart on the following page illustrates our Managed Care Services division.

                             MANAGED CARE SERVICES

                             Nichols TXEN Customers

   Managed Care Software Application              Managed Care Administrative
        Services Outsourcing                        Services Outsourcing
 Our Technology & Customer's Personnel           Our Technology & Our Personnel
                 |                                           |
                 |                                           |
                 ------Intranet Portal Site Application-------
                                       |
                                       |
                                       |
                                     TXENet
                  Nichols TXEN secure private network/intranet

               Network Data Center Software Applications Services

Nichols TXEN E-commerce Software      Nichols TXEN Software Applications         3rd Party Applications/Content
--------------------------------      ----------------------------------         ------------------------------
-Provider Claim Inquiry*              -High-end Managed Care Administration      -Medical Informatics
-Eligibility Verification             -Medical Utilization Management            -Claim Edit
-Benefit Inquiry*                     -Managed Care Decision Support             -DRG Code Finder
-Direct Employer Benefit/Enrollment*  -Internet-based Reporting & Analysis*      -Automated Medical Criteria
-Member Inquiry/Update+               -Integrated Physician Practice Management  -Automated Fee Schedules
                                      -Medical Case Management*

                               Internet Protocols
                                       |
                                       |
                                       |
                                   TXENetlink
                                       |
                                       |
         Government                                   Remote Employees

    Intermediaries                  Connections        Health Plan Members
                                    ------------
Physicians               -Standard Internet Connections*               Employers
                         -Internet Portal Site Applications*
    Labs                 -3rd Party Portal Sites*                 Suppliers
                         -Customer Internet Sites*
         Pharmacy                                             Patients

              Medical Informatics                  Hospitals


                            Healthcare Participants

                                                             * Currently Testing
                                                             + In Development

 Managed Care Technology Services


Managed Care Technology Services, or MCT, customers outsource their technology functions to us but use their own administrative staff. Using high-speed connections, customers access software application services through our secure network. The primary applications that our customers use are internally developed, high-end software systems for managed care administration, decision support and medical management. Other applications include integrated third-party software. MCT customers are able to use the following software applications of Nichols TXEN:



 - TXEN-MHS -- to manage and control premium billing, capitation, benefit plans, membership data, eligibility, provider contracts, referrals, authorizations, claims and accounts payable;


 - Xtend -- to analyze transaction data and evaluate performance and quality;
   and

 - FirstSTEPP -- to automate functions previously performed manually, such as the approval of surgical procedures, hospital admissions, utilization review and specialist referrals.


We also provide software application support, implementation, consulting and software development services. As of May 31, 1999, we provided MCT services to 61 customers, of which 13 were turnkey customers.



We plan to make the following software generally available to our managed care customers by December 1999:



 - CaseSTEPP -- to automate functions associated with in-patient case management, such as patient case tracking, allocation and billing of staff time, cost tracking, supplier negotiation and concurrent review;



 - NextSTEPP -- to provide an Internet-enabled version of TXEN-MHS;



 - InfoSTEPP -- to provide Internet and intranet access to information directly from TXEN-MHS and Xtend;



 - WebSTEPP -- to serve as our intranet portal site that provides consolidated, easy access to TXENet application services, Internet content, and Internet applications;



 - TXEN MD.Com -- to provide physicians with the ability to use the Internet to access information regarding eligibility status, membership, benefits, patient payment responsibility, claim status, paid claim information and explanation of payments; and



 - TXEN HR.Com -- to provide human resources departments with the ability to use the Internet to access information regarding employment status, claim status, enrollment and benefits.


 Managed Care Administrative Services


Managed Care Administrative Services, or MCA, customers outsource all of their information technology and some or all of their administrative functions to our Managed Care Services division. Through Nichols TXEN's administrative services center, customers utilize our personnel and technology to perform:



  - claims processing;                             - check processing;
  - eligibility management;                        - mailroom operations;
  - capitation risk management;                    - automated data entry; and
  - premium billing;                               - other related administrative services.



For our MCA customers, we use TXEN-MHS, FirstSTEPP and Xtend software applications to perform administrative functions. We create and maintain membership and eligibility data and provider and employer databases for customers. We enter claim information which is furnished by customers electronically or on paper. Our specialized software processes the claim based upon the applicable plan rules or the provider benefit contract rules. The claim is then paid or held for further examination. Depending on the nature of the claim, this adjudication process may be performed automatically by our specialized software or manually by our trained personnel. As part of our strategy, we intend to increase our ability to offer automatic claims adjudication to improve efficiency. Nichols TXEN also performs utilization review services based on customer approval criteria which include determining the necessity of medical procedures and issuing certificates of admission or specialists referrals when appropriate. All denial recommendations are forwarded to the customer for final decision. We also offer customers in-patient care management services to monitor quality of care and length of stay. Many of the managed care organizations in our selected markets do not possess the resources to initiate a comprehensive utilization review program. We offer this capability with our internal professional medical staff consisting of physicians and nurses. As of May 31, 1999, we provided MCA services to 35 customers.


 Managed Care Services Supporting Software


TXEN-MHS Managed Care Administration System. TXEN-MHS is the core software supporting our MCT and MCA services. Over the past nine years, we have modified and enhanced our licensed core software for managed care transaction processing in order to offer a comprehensive solution to the entire spectrum of managed care companies. We have combined TXEN-MHS with third-party products to provide integrated processing of related transactions. This provides our customers a single point of access to imaging and workflow management, clinical editing, provider credentialing and other functions. TXEN-MHS has electronic data interchange features that permit electronic transmission of information. The modular design and integrated database of TXEN-MHS provide the user with flexibility in system configuration for efficient operation without programmer intervention. We believe TXEN-MHS offers higher rates of automatic adjudication, automation and administrative efficiencies than competitive systems.



FirstSTEPP Medical Management System. FirstSTEPP, our medical management system, improves the efficiency of utilization review services. FirstSTEPP, which is fully integrated with TXEN-MHS, supports pre-certification, authorization and utilization management requirements. FirstSTEPP is a distributed client-server system with "point and click" functionality for ease of use. User-defined medical treatment protocols assist medical management staffs to comply with the terms of individual benefit plans. In the FirstSTEPP application, menus are work driven, with most functions employing "drag and drop" functionality. Because FirstSTEPP is integrated with TXEN-MHS, information is instantly accessible concerning provider contracts, fee schedules, current enrollment, eligibility and member demographic data. FirstSTEPP allows utilization review nurses and physicians to perform quality outcomes management and assign patterns of treatment criteria. FirstSTEPP guides users through a predetermined task list of integrated functions that include:


- pre-certifications;                          - document templates;
- admission processing;                        - incidents of care templates;
- review and discharge processing;             - correspondence processing; and
- authorization templates;                     - staff and workgroup management.
- inpatient hospitalization case management;

FirstSTEPP eliminates paperwork, minimizes compliance issues, eliminates double data entries and reduces administrative problems. FirstSTEPP features automated data storage and retrieval as well as internal and external correspondence capabilities.

Xtend Decision Support Application Suite. The Xtend decision support application suite assists users in finding, analyzing and interpreting mission-critical information from managed care transaction data. The Xtend architecture is divided into two key components. The first component, Xtend/MHS, is a powerful transaction data replication engine and customized report writer. Xtend/MHS offers the following features:


- integration with TXEN-MHS;                  - transaction data replication; and
- easy information retrieval;                 - reporting templates.
- "point and click" visual interface;

The second component of Xtend is an executive information system, or EIS, into which specific modules may be connected. The first module available for the EIS system is the Xtend/HEDIS module which is based on industry standards for quality comparisons as published by NCQA. Xtend/HEDIS offers the following features:

 - easy manipulation of HEDIS reporting measures and other benchmarking measures;

 - quality of care analysis;

 - utilization and member analysis; and

 - integration with industry-standard spreadsheet and word processing software.


PHYSICIAN PRACTICE SERVICES DIVISION



The Physician Practice Services division's goal is to reduce the time and personnel needed to perform physician practice administrative tasks through an optimized combination of technology, process automation and well-trained personnel. Our Physician Practice Services customers can access needed application services through TXENet to improve efficiency, automation connectivity and decision support. Customers contract for services on a per transaction or percentage of revenues basis which provides customers with predictable administrative costs and enables them to expand their businesses quickly without the need for additional infrastructure. Our solutions help clients to:



  - accelerate collections;               - improve compliance; and
  - reduce fixed expenses;                - provide administrative efficiencies and
                                            timely data through electronic connectivity.
  - perform eligibility checks;
  - query claims status;



The Physician Practice Services division targets hospital-based and other physician groups, hospital emergency departments and physician networks. As of May 31, 1999, Nichols TXEN had 279 physician practice customers representing approximately 3,000 physicians. The chart on the following page illustrates our Physician Practice Services division.

                          PHYSICIAN PRACTICE SERVICES

                             Nichols TXEN Customers




Physician Practice Software Application        Physician Practice Administrative
          Services Outsourcing                      Services Outsourcing
 Our Technology & Customer's Personnel         Our Technology & Our Personnel
                 |                                           |
                 |                                           |
                 ------Intranet Portal Site Application-------
                                       |
                                       |
                                       |
                                     TXENet
                  Nichols TXEN secure private network/intranet

               Network Data Center Software Application Services

Nichols TXEN Software Applications             3rd Party Applications/Content
----------------------------------             ------------------------------
-High-end Physician Practice Administration    -Medical Informatics
-Insurance Collections                         -Lab/Pharmacy Connectivity
-Appointment Scheduling                        -Eligibility Verification
-Direct Payor Connects                         -Claim Status
-Internet-based Reporting & Analysis*          -Medical Records
-Provider Enrollment
-Integrated Managed Care Administration

                               Internet Protocols
                                       |
                                       |
                                       |
                                   TXENetlink
                                       |
                                       |
         Government                                   Remote Employees

                                    Internet

    Intermediaries                Connections          Health Plan Members
                                  ------------
Physicians               -Standard Internet Connections*               Employers
                         -Internet Portal Site Application*
    Labs                 -3rd Party Portal Sites*                 Suppliers
                         -Customer Internet Sites*
         Pharmacy                                             Patients

              Medical Informatics                  Hospitals


                            Healthcare Participants

                                                             * Currently Testing
                                                             + In Development

 Physician Practice Technology Services



Physician Practice Technology Services, or PPT, customers outsource their software applications and system functions to Nichols TXEN, but use their own administrative staff. Through high-speed connections customers access application services from our secure network. The primary applications that our customers use are our internally developed, high-end software applications for physician practice administration, decision support and financial management. In addition, we offer integrated third-party supporting software applications. We differentiate our physician practice solutions by enabling customers to connect directly to payors, hospitals and other providers. PPT customers are able to use the following software applications of Nichols TXEN:



 - MDr98 -- to manage and control appointment scheduling, medical billing, electronic remittance, payment processing, electronic claims submission and insurance follow-up; and



 - Decision Manager 3.0 -- to analyze billing and practice information to detect trends regarding payments, utilization, costs and demographics.



In addition, we offer PPT customers access to our automated mailroom and customized statement processing capabilities. We also provide software support, implementation, consulting and software development services. As of May 31, 1999, we provided PPT services to 218 customers.



We plan to make the following software generally available to our customers by December 1999:



 - MDr-STEPP -- to provide an Internet-enabled version of MDr98;



 - MDr-WebSTEPP -- to serve as our intranet portal site that provides consolidated, easy access to TXENet physician practice applications; and



 - MDr-InfoSTEPP -- to provide intranet and Internet access to information directly from MDr98 and Decision Manager 3.0.



 Physician Practice Administrative Services



Physician Practice Administrative Services, or PPA, customers outsource all of their information technology systems and some or all administrative functions to the Physician Practice Services division. Through our back office service centers, customers utilize our personnel and technology to perform:



- billing;                                             - data entry;
- chart development;                                   - coding;
- claims submission;                                   - statement processing;
- insurance follow-up;                                 - payment posting; and
- first level collections;                             - operational analysis.



For PPA customers, we use MDr98 and Decision Manager 3.0 to perform administrative functions. We create and maintain patient, medical chart, physician credentials, insurance and referral data bases for customers. Nichols TXEN enters billing information that is furnished by customers electronically or on paper. Our specialized software processes the bills based upon payor plan rules, current procedural technology, or CPT, guidelines and applicable provider fee schedules. In addition, our specialized software edits the bill to ensure accuracy based on predetermined rules. The bill is then submitted electronically or mailed to the appropriate payor. As part of our strategy, we intend to increase our ability to automate billing submissions and remittances electronically to improve efficiency. Nichols TXEN also performs physician procedure and diagnosis coding based on CPT guidelines, international classification of disease guidelines, commonly known as ICD-9 codes, and public and private payor guidelines. In addition, we provide trained temporary staffing for physician offices for administrative work and billing-oriented tasks. As of May 31, 1999, we provided PPA services to 61 customers.

 Physician Practice Services Supporting Software



MDr98 Physician Practice Administration System. MDr98 is the core software supporting our PPT and PPA services. Over the past 30 years, Nichols TXEN has modified and enhanced our core software for physician practice transaction processing. We believe MDr98 is the only software product that offers physician practice groups the complete functionality and market place connectivity necessary to succeed in today's complex healthcare environment. Our MDr98 is a comprehensive medical practice management system consisting of one or more terminals and printers installed in medical offices and linked by dedicated communication lines to our network data center. MDr98 is a complete medical practice administration system for large physician networks, hospital-based physicians, hospital emergency departments and management services organizations. MDr98 is integrated with the Managed Care Services division's transaction processing software so customers may receive real-time eligibility verification, preliminary claims editing, online claims submission and electronic remittance. MDr98 capabilities include the following functions:



- billing management;                                  - insurance processing and tracking;
- appointment scheduling;                              - windows and text based screens;
- payments and statement management;                   - electronic claim filing and remittance;
- secondary filing;                                    - decision management; and
- master patient index;                                - medical records interfaces.
- claims submission management;



We can file claims electronically from our network data center to more than 300 insurance carriers, Medicare and Medicaid. Explanation of benefits or payments information appears on-screen for medical office staff to review, adjust and post with a single keystroke. A claim screening system using edits and error checking techniques helps assure that the claim has the correct information before it is transmitted for payment. MDr98 also provides on-line access to selected payors and hospitals through our network data center. This capability affords customers the ability to obtain information regarding claim status, patient eligibility, benefit plan, referring physician, pre-certification and other data which reduces errors that delay payments. Customers can also access hospital admission data to apply charges to patient accounts. We added a master patient index that enables any physician to securely share information with any other physician on the network and facilitates integration with hospital systems.


Decision Manager 3.0. Decision Manager 3.0 support application assists users in finding, analyzing and interpreting mission-critical information from physician practice transaction data. Decision Manager 3.0 has a powerful transaction data replication engine and customized report writer. Decision Manager 3.0 offers the following features: integration with MDr98, transaction data replication, easy information retrieval, reporting templates and "point and click" visual interface. Decision Manager 3.0 is a Microsoft Windows-based decision support application designed for Microsoft Access. Options available with Decision Manager 3.0 include activity-based cost analysis, procedure analysis and diagnosis, reimbursement analysis and referral summary. Decision Manager 3.0 offers improved control over data selection and sorting, along with greater flexibility to customize reports.


STRATEGIC RELATIONSHIPS



In addition to outsourcing application technology developed by Nichols TXEN, our managed care and physician practice customers may also access additional integrated applications offered by our strategic partners. These partners include:



Beech Street/CAPP Care Corporation. Provides online electronic access to Beech Street/CAPP Care, one of the largest physician practice organization networks. The Beech Street/CAPP Care network has over 4,300 hospitals and healthcare facilities and over 320,000 provider locations under contract and serves more than 15 million individuals in the United States.

HealthGate Data Corporation. Provides over 27 million pages of health and medical information over the Internet. HealthGate helps healthcare professionals, patients and health conscious consumers make better informed healthcare decisions.



HealthStream, Inc. Provides a comprehensive library of online real-time continuing education courses for physicians, nurses and allied healthcare professionals.



Medicode. Medicode develops and markets medical claims editing and bill review software, healthcare pricing databases, disease management and utilization analysis products and coding publications, and software for payors, providers and employees.



The Potomac Group. Provides online electronic access to the eligibility databases of over 40 commercial and government payors.



ENVOY Corporation. Provides electronic data interchange services to the healthcare industry and offers batch claims submission and online eligibility verification, claims, status, and referral processing to managed care organizations.


OPERATIONS

 Network Data Center


We believe that our method of delivering software applications and administrative services using Internet-based technology delivered through our network data center is superior to that offered by turnkey system vendors. The accessibility of network resources from a central location gives us the ability to implement systemwide software upgrades without the delay experienced by typical turnkey system vendors. Customers connect to TXENet and the underlying network data center directly through their own local area networks, or LANs, utilizing high-speed digital communications. The network data center presently processes over 500 million transactions per year. The network uses IBM AS/400 midrange and IBM S/390 massively parallel servers as the core transaction servers. The servers currently have over 2.5 terabytes of disk space with approximately 7,000 devices attached.



We believe that our network connection with customers adds value to the technology and services we offer. The cost of computer systems necessary to process healthcare related transactions is substantial. Our network data center model eliminates or reduces costs associated with the following: hardware and software upgrades and maintenance, performance monitoring, floor space, system training, insurance, computer operations, electrical power, security administration, climate control, back-up processes and off-site storage. The centralized network data center enables Nichols TXEN to achieve economies of scale utilizing a single system for many customers. The centralized network data center allows us to offer efficiencies in transaction processing and the ability to supplement our basic services with more advanced technologies, such as decision support information, Internet connectivity and higher quality peripheral and supporting technology. Because our strategy has been to deploy our technology over a wide-area network, we expect that continued integration with the Internet should be easier, more cost effective and more comprehensive. Customers using our network data center have immediate access to new software products developed by Nichols TXEN, upgrades of existing products and third-party software connected to the network. In addition, enhancements made to address issues for one customer may be shared by all users of our network. The center also facilitates customer support because customer representatives can access software and customer data while answering customer inquiries.



Nichols TXEN has an extensive disaster recovery plan for our network data center, which is located in Birmingham, Alabama. Our data center is protected from power outages and all data is backed up daily to a remote location. It is possible, however, that a disaster, such as a tornado or fire, could disable or destroy our equipment and facilities. As a contingency plan for such disasters, Nichols TXEN has contracted with a third party to provide temporary computer facilities, utilizing our data back-ups and software. We should be able to resume network data center operations within 72 hours of major damage.

 Sales and Marketing


We market and sell our services through our own direct sales force. We divide our sales and marketing activities between obtaining new customers and expanding services offered to existing customers. As of May 31, 1999, Nichols TXEN employed 17 sales representatives with geographic and market segment assignments to market our services and technology to new customers, and we employed five account managers to sell additional services and technology to existing customers. These representatives also support existing customers in obtaining new business by assisting their marketing programs.



We consider our approach to sales and marketing a competitive advantage. Nichols TXEN utilizes specialized software to manage marketing and sales activities. The software helps manage market research, sales management reports, forecasting and sales-cycle tracking. At the core of all sales and marketing efforts is a strategic, internally-developed database with detailed records of each prospect in target markets. Sales prospects are generated through customer references, requests for proposals, direct mail, trade shows and our internal telemarketing efforts. As of May 31, 1999, we employed seven marketing representatives whose primary function is to generate sales leads from activities that include telephone calls, Internet searches, market research and direct mail solicitations. We estimate that we will make telemarketing calls to approximately 17,000 potential customers in fiscal year 1999.


 Implementation, Support and Training Services

We believe that a close and active service and support relationship is important to customer satisfaction and provides us with important information regarding customer requirements and additional sales opportunities. Proper implementation, training and on-going technical support are necessary for the solutions to operate effectively and efficiently. Each customer goes through a detailed implementation process which includes the set-up of business rules and databases, the conversion of historical data and classroom training conducted at our training facilities. Nichols TXEN supports each customer with technical support analysts and account coordinators who oversee customer software and business issues and answer questions. In addition to on-going support, the customer receives software updates. Customers may also request custom software modifications to meet specific customer requirements. These custom modifications are implemented into our regular upgrades and can, therefore, be shared with all customers. We provide on-line and printed documentation for software and implementation information.

 Research and Development


Software product vendors primarily rely on customer comments regarding their products in order to decide upon software enhancements. In addition to this approach, because we control the software, we have a unique insight into enhancements that will improve productivity. These enhancements improve automation and, therefore, contribute to the efficiency of all users. Nichols TXEN also leverages customer-funded modifications by making them available to all network users. Research and development costs were $1.0 million in fiscal year 1996, $1.6 million in fiscal year 1997 and $3.3 million in fiscal year 1998, of which 3% in fiscal year 1996, 4% in fiscal year 1997 and 19% in fiscal year 1998, respectively, were customer-sponsored research and development related to the modification and development of software products. As of May 31, 1999, our research and development staff consisted of 65 employees. To enhance the usability of TXENet and TXENetlink applications, our software developers use graphical user interface tools, primarily Java and Internet-browser technology. The graphical interface makes data entry, information review, integration and workflow on software systems faster, easier and more intuitive. Planned enhancements for our core Internet-based applications include a visually enhanced customer service module, a benefit plan building assistant to navigate users through the data entry process, and Internet-based reporting and decision support. We focus a substantial part of our research and development effort on improving automatic claim filing and automatic claim adjudication. Planned enhancements to achieve this goal include computer-aided claims classification, enhanced MDr98 pre-claim submission audits, increased integration between TXEN-MHS and MDr98, optical character recognition, improved mail room capabilities and enhanced electronic verifications, submissions and receipts. In addition to the basic applications, we currently offer two primary decision support products, Xtend for managed care and

Decision Manager 3.0 for physicians. We are expanding the Internet connectivity of our core decision support software applications to more fully integrate with Internet publishing of key decision support information. In addition, we have adopted ORACLE as the fully scalable Xtend database.


COMPETITION


The business of providing software application services and administrative services to managed care organizations and medical practices is highly competitive. The market for our transaction processing technology and services is characterized by rapid change and technological advances requiring ongoing expenditures for research and development and the timely introduction of new technology and enhancements of existing technology. Our future success will depend, in part, upon our ability to enhance our current technology and services, respond effectively to technological changes, sell additional services to our existing customer base, introduce new technologies and meet the increasingly sophisticated needs of our customers. In general, we compete based on price, the performance of our products and the quality of our service with competitors that vary in the size, scope and breadth of the products and services they offer. We compete with a number of companies that serve various segments of the healthcare industry, including:



 - administrative outsourcing providers;



 - software application service providers;



 - vendors of turnkey software systems; and



 - Internet healthcare connectivity solutions providers.



We believe that we have numerous competitors for our administrative outsourcing solutions with no single competitor having a dominant position, except for Medaphis Inc. with respect to physician practice services. We believe the software application service provider market is relatively new, quickly evolving and without a clearly established market leader. We believe that there are numerous turnkey system vendors including McKesson HBOC, Inc., Medical Manager Corp. and IDX Systems Corporation. We believe that Internet healthcare solutions providers are numerous and include CareInsite, Inc., Healtheon Corporation and Cybear, Inc. In addition, the ability of potential customers to perform administrative services in-house is a competitive factor. Potential customers may be influenced to select a turnkey system by the customer's management information systems department who may believe that our service solutions will reduce the department's internal staff and equipment requirements. Many of our current and potential competitors have significantly greater financial, marketing and other competitive resources than Nichols TXEN. Current and potential competitors, including providers of information technology to other segments of the healthcare industry, may establish joint marketing arrangements or other relationships to compete more effectively against us and new competitors may emerge.


INTELLECTUAL PROPERTY


Our success is dependent, in part, on our ability to protect our proprietary software and confidential information from unauthorized use and disclosure. We do not own any patents and have not registered any copyrights, trademarks, service marks or trade names with the United States Patent and Trademark Office. We rely on a combination of trade secrets, common law intellectual property rights, license agreements, nondisclosure and other contractual provisions and technical measures to establish and protect our proprietary rights in our intellectual property and confidential information. There can be no assurance that the legal protections afforded to us or the steps taken by us will be adequate to prevent misappropriation of our technology and confidential information. In addition, these protections do not prevent independent third-party development of competitive products or services. Although we believe that our proprietary rights do not infringe upon the proprietary rights of third parties, we were recently contacted by legal counsel representing the owner of patented technology allegedly possessing functionality similar to that of our non-patented technology for electronic integrated commerce and health care management systems. We were offered an opportunity to obtain a license for the use of this patented technology. If it is determined that the functionality of our technology overlaps this or other technology, we may be subject to intellectual property infringement claims and we could be required to enter into a license agreement or royalty arrangement with the party asserting the claim or be forced to stop using some of our technology. We may also be required to indemnify customers for claims made against them. While we intend to vigorously defend any claims, these consequences could have a material adverse effect on our business.


FACILITIES


We currently occupy approximately 109,000 square feet in two leased facilities in Birmingham, Alabama. In addition, we have leased approximately 25,000 square feet in Birmingham that is scheduled to be occupied by April 2000.



We currently lease approximately 5,000 square feet in Gadsden, Alabama and Huntsville, Alabama, to house a portion of our PPA operations.


EMPLOYEES


Nichols TXEN had 586 employees as of May 31, 1999, of which 332 were in the Managed Care Services division, 202 were in the Physician Practice Services division, and 52 were in corporate support services such as finance, administration, marketing and internal information technology support.


We believe our relationship with our employees is good. None of our employees are governed by a collective bargaining agreement. In order to augment our hiring of ready-to-work skilled individuals, we have employed several programs to educate and train our work force.

We offer our employees extensive training courses covering:


- software;                            - managed care and physician practice operations;
- management;                          - claims examination; and
- project management;                  - human resources.



We augment our regular recruiting efforts of university visits, job fairs and employee referral programs with a special recruiting and training program for college graduates from a variety of disciplines with high grade point averages. These college graduates are placed in an intense sixteen-week training program. The training program educates these new employees on the managed care market and also provides concentrated training on business division products and service. During fiscal year 1998, we conducted fall, spring and summer classes training 48 new employees. At the end of the training program, these new employees were assigned positions with Nichols TXEN.


To recruit and train additional personnel, Nichols TXEN participates in a six-week pre-employment screening program developed and funded primarily by the State of Alabama. Instruction provides participants with the basic skills necessary for a position with us. The State of Alabama screens and selects applicants expressing an interest in the program. Individuals are not paid for participation in the program and we are not obligated to hire any of the participants at the end of the program. We use a database of scanned resumes and specialized software to manage our recruiting and hiring efforts.

GOVERNMENT REGULATION

The healthcare industry is subject to intensive regulation by both the federal and state governments. One of Nichols TXEN's services, the preparation and submission of claims for payment, has been subject to periodic and continuing scrutiny for compliance with laws and regulations regarding, among other things, inducements for patients referrals or services which are government-reimbursed, incentives to improperly code for procedures, and licensure. This regulatory framework is complex and the laws are very broad in scope, subject to differing interpretations and lack substantive court decisions addressing many arrangements under which we have conducted and expect to conduct our business. Any failure to comply, or alleged failure to comply, with applicable laws and regulations could have a material adverse effect on our business, financial condition or results of operations.

 Licensure, Registration and Consumer Protection

In general, Nichols TXEN's third party administration and utilization review operations are regulated by statutes and regulations of various states. We are currently licensed as a Third Party Administrator or Private Review Agent, or have been deemed to have achieved licensure by virtue of our URAC accreditation by the American Accreditation Health Care Commission, in all states in which we provide these services. We believe that we are in substantial compliance with the licensing laws of each state in which we conduct business. In addition, federal and state consumer protection laws may apply to our billing activities in which we bill patients directly for the cost of physician services provided. We believe that we are in substantial compliance with the consumer protection laws of each state in which we conduct business.

 Professional Practice


Persons engaged in the practice of medicine and nursing must be licensed in various states. The professional practice of each profession is regulated by its respective professional board. Professional practice rules and regulations are comprehensive and generally set forth various activities which constitute professional misconduct, or for which a professional may be subject to sanctions, including loss of professional license. We believe that all of our physicians and nurses are in substantial compliance with all applicable professional regulations. However, legislative efforts are underway in certain states which, if implemented, could impose additional professional practice obligations on our physicians conducting utilization reviews.


 Anti-Kickback Statute


Under Medicare, Medicaid and other government funded healthcare programs, federal and state governments enforce a federal statute that prohibits the offer, payment, solicitation or receipt of any remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in exchange for
(1) referring patients covered by the programs, or (2) leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by the programs. Prohibited remuneration includes any kickbacks, bribes or rebates. The statute is commonly referred to as the Anti-Kickback Statute.


A person or entity that violates the Anti-Kickback Statute may be penalized. These penalties include criminal fines of up to $25,000 per violation and imprisonment. In addition, civil penalties can be imposed up to $50,000 per violation, plus three times the actual damages. Further, the Secretary of the Department of Health and Human Services has the authority to exclude or bar individuals or entities who violate the Anti-Kickback Statute from participating in Medicare and Medicaid. Exclusion may be imposed even if participation is indirect. If Nichols TXEN, our personnel, or any significant customer is penalized under the Anti-Kickback Statute, for whatever reason, there may be a significant loss in our revenue.

The Anti-Kickback Statute is broad in scope and courts have not been consistent in their interpretations of the law. To clarify what acts or arrangements will not be subject to prosecution by the Department of Health and Human Services, or DHHS, Office of Inspector General or the United States Attorney, DHHS adopted a set of safe harbor regulations. DHHS continues to publish clarifications to such safe harbors. Arrangements that meet all the requirements of an applicable safe harbor are considered not to violate the Anti-Kickback Statute. The activities covered by the safe harbors include the following:

  - investment interests;                       - rental of space, land, or equipment;
  - personal services and management            - sales of physician practices;
    contracts;                                  - warranties;
  - physician referral services;                - payments to employees; and
  - discounts;                                  - waivers of beneficiary deductibles and
  - group purchasing organizations;               co-payments.

Failure to fit within a safe harbor provision does not necessarily mean that the structure of a transaction is illegal or that it will be prosecuted under the Anti-Kickback Statute.

We do not believe that the final regulations contain a safe harbor which covers all the arrangements under which we provide billing services to our customers. However, we believe that our billing arrangements with physicians and other customers do not violate the federal Anti-Kickback Statute, or similar state laws.

 The Health Insurance Portability and Accountability Act of 1996


In an effort to combat healthcare fraud, Congress included several anti-fraud measures in HIPAA. HIPAA broadened the scope of fraud and abuse laws, such as the Anti-Kickback Statute, to include all healthcare services, whether or not they are reimbursed under a federal program. Federal healthcare offenses include healthcare fraud and making false statements relative to healthcare matters. Any person or entity that knowingly and willfully defrauds or attempts to defraud a healthcare benefit program or obtains by means of false or fraudulent pretenses, representations or promises, any of the money or property of any healthcare benefit program in connection with the delivery of healthcare services is subject to a fine and/or imprisonment. In addition, any person or entity that knowingly and willfully falsifies or conceals or covers up a material fact or makes any materially false or fraudulent statements in connection with the delivery of or payment of healthcare services by a healthcare benefit plan is subject to a fine and/or imprisonment. Civil fines and exclusion may be imposed on individuals who retain an ownership or control interest in a Medicare or Medicaid participating entity after such individuals have been excluded from participating in the Medicare or Medicaid program. In particular, civil monetary penalties or exclusion may be imposed on any person who engages in a pattern or practice of presenting or causing to be presented a claim for an item or services that is based on a code that the person knows or should know will result in a greater payment to the person than the code the person knows or should know is applicable to the item or service actually provided. We believe that all of our operations comply with HIPAA.


 False Claims Act

Under the Federal False Claims Act, liability may be imposed on any person who knowingly submits or participates in submitting claims for payment to the federal government which are false or fraudulent, or which contain false or misleading information. Liability may also be imposed on persons who knowingly make or use a false record or statement to avoid an obligation to pay the federal government. "Person" includes an individual, company or corporation. Various state laws impose liability for similar acts. Claims under the Federal False Claims Act may be brought by the federal government or private "whistleblowers." If we are found liable for a violation of the Federal False Claims Act, or any similar state law, it may result in substantial civil and criminal penalties. In addition, Nichols TXEN could be prohibited from processing Medicaid or Medicare claims for payment.


 The Federal Food, Drug and Cosmetic Act



The United States Food and Drug Administration, or FDA, is responsible for assuring the safety and effectiveness of medical devices under the Federal Food, Drug and Cosmetic Act. Computer applications and software are considered medical devices and subject to regulation by the FDA when they are indicated, labeled or intended to be used in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease, or are intended to affect the structure or function of the body. We do not believe that any of our current applications or services are subject to FDA jurisdiction or regulation; however, as we expand our application and service offerings into new areas, we may become subject to FDA regulation. Nichols TXEN has no experience in complying with FDA regulations and compliance with FDA regulations could prove to be time consuming, burdensome and expensive.


 Prompt Payment Laws

Various states have passed laws regarding the prompt payment of medical claims by health plans. If a claim is brought against us, and we are found to have violated a law regarding the prompt processing of claims for payment, we may incur civil or other penalties.

 Government Investigations

There is increasing scrutiny by law enforcement authorities, the DHHS Office of Inspector General, the courts and Congress of arrangements between healthcare providers and suppliers or other contractors which have a potential to increase utilization of government healthcare resources. In particular, scrutiny has been placed on coding of claims for payment and contracted billing arrangements. Investigators have demonstrated a willingness to look beyond the formalities of business arrangements to determine the underlying purposes of payments between healthcare providers and suppliers and contractors. Although, to our knowledge, neither Nichols TXEN nor any of its customers is the subject of any investigation, we cannot tell whether Nichols TXEN, or its customers, will be the target of governmental investigations in the future.

 Confidentiality


Various federal and state laws establish minimum standards for the maintenance of medical records to protect the confidentiality of patient medical information. In the course of our business, we receive medical records for various patients of our customers. As a result, Nichols TXEN is subject to one or more of these medical records and confidentiality laws. In addition, the applicability to the Internet of existing laws in various jurisdictions governing personal privacy is uncertain and demand for our services may be affected by additional regulation of the Internet. For example, until recently HCFA guidelines prohibited transmission of Medicare eligibility information over the Internet. Any new legislation or regulation regarding the Internet, such as the new rules recently mandated by federal law and proposed by the HCFA to ensure the integrity and confidentiality of patient data by creating mandatory security standards for entities which maintain or transmit health information electronically, could have an adverse effect on our business.


LEGAL PROCEEDINGS

We are involved in various lawsuits and claims arising in the normal course of business. In our opinion, although the outcomes of these suits and claims are uncertain, in the aggregate they should not have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information concerning each of Nichols TXEN's directors and executive officers:


                      NAME                   AGE  POSITION
                      ----                   ---  --------
      Thomas L. Patterson(1)...............   56  Chairman of the Board
      Paul D. Reaves(1)....................   42  Chief Executive Officer and Director
      H. Grey Wood.........................   43  President, Chief Operating Officer and Director
      John D. McKay........................   37  Chief Financial Officer
      W. Sanders Pitman....................   37  Vice President and General Manager, Managed Care
      W. Luckey Crocker....................   44  Vice President and General Manager, Physician
                                                  Practice
      Chris H. Horgen(1)...................   52  Director
      James D. Kever(2)(3).................   46  Director
      James I. Harrison, Jr.(2)(3).........   66  Director
      Patsy L. Hattox......................   50  Secretary
      Allen E. Dillard.....................   39  Treasurer


---------------------------

(1)  Member of the Executive Committee.
(2)  Member of the Audit Committee.
(3)  Member of the Compensation Committee.

All directors of Nichols TXEN hold office until the next annual meeting of the stockholders and the election and qualification of their successors. Officers serve at the discretion of the Board of Directors.

Thomas L. Patterson has been Chairman of the Board of Nichols TXEN since the acquisition of TXEN, Inc. in August 1997. Since May 1998, Mr. Patterson has been employed part-time in the capacity of Chairman of the Board. From 1989 to August 1997, Mr. Patterson served as Chief Executive Officer and President of TXEN, Inc., one of our predecessors, which he co-founded. In 1980, Mr. Patterson founded SEAKO, Inc., an information technology company for practice management and managed care systems. From 1980 to 1989, Mr. Patterson served as President of SEAKO, Inc. He also serves on the Board of Directors of Nichols Research.

Paul D. Reaves has served as our Chief Executive Officer since May 1998. Mr. Reaves was a co-founder of TXEN, Inc. and he served as Executive Vice President of TXEN, Inc. from 1989 to 1997. From 1981 to 1989, Mr. Reaves was employed by SEAKO, Inc. in programming, implementation, customer support and sales and marketing. Mr. Reaves served as Vice President of SEAKO, Inc. from 1985 to 1989.

H. Grey Wood has served as our President since January 1998 and as our Chief Operating Officer since August 1997. Mr. Wood served as Vice President and General Manager of TXEN, Inc. from 1995 to 1997. From 1993 to 1995, he was Director and General Manager of the physician Practice Management Group of CSC Healthcare Systems, Inc., a vendor of turnkey practice management and managed care software.

John D. McKay has served as our Chief Financial Officer since 1997. From 1988 to 1996, he served as Controller of one of our predecessors, Computer Services Corporation. From 1982 to 1988, Mr. McKay held various staff and management positions with Ernst & Young LLP, focusing on healthcare related companies, including HMOs, hospitals and large physician groups. Mr. McKay is a Certified Public Accountant.

W. Sanders Pitman has served as Vice President and General Manager of the Managed Care Services division since May 1997. In 1990, Mr. Pitman assisted in the formation of MACESS Corporation, a supplier of imaging and workflow solutions for the managed care industry. From 1990 to 1997, Mr. Pitman served in various positions with MACESS, most recently as Chief Operating Officer. From 1986 until 1990, Mr. Pitman held practice management and managed care sales positions with SEAKO, Inc.


W. Luckey Crocker has served as Vice President and General Manager of the Physician Practice Services division since September 1998. Mr. Crocker served as Vice President of existing account sales from June 1998 to September 1998. Mr. Crocker was Director of Existing Account Sales from 1996 to June 1998. Mr. Crocker worked in sales for International Business Machines from 1993 to 1996. He was Director of the Practice Management Division for CSC Healthcare Systems, Inc., from 1989 to 1993, Vice President for Special Projects for SEAKO, Inc. from 1988 to 1989, and Vice President of Sales and Customer Support for Computer Services Corporation from 1987 to 1988.



Chris H. Horgen became a director of Nichols TXEN in 1998. Mr. Horgen served as a director of TXEN, Inc., from 1992 to 1994. Mr. Horgen is a co-founder of Nichols Research and has served as its Chairman of the Board since 1991 and as its Chief Executive Officer since March 16, 1999. Mr. Horgen also served as Chief Executive Officer of Nichols Research from 1983 to 1997. Mr. Horgen was Co-Chairman of the Board of Nichols Research from 1984 to 1991 and its Executive Vice President from 1976 to 1983. Mr. Horgen also serves as a director of SouthTrust Bank of Alabama, N.A.


James D. Kever became a director of Nichols TXEN in 1998. Mr. Kever has served as President and Co-Chief Executive Officer of ENVOY Corporation, an electronics data interchange company, since 1995. He has served as a director of ENVOY Corporation since 1991. Mr. Kever joined ENVOY Corporation as Treasurer and General Counsel in 1981. From 1984 to 1995, he served as Executive Vice President of ENVOY. Mr. Kever is a Certified Public Accountant and an attorney.

James I. Harrison, Jr. became a director of Nichols TXEN in 1998. Mr. Harrison is the owner of Carport, Incorporated, a retail automotive parts store chain, and has served as its Chairman of the Board and Chief Executive Officer since 1983. Mr. Harrison founded Harco Drug, Inc., a retail drug-store chain, in 1961 and served as its Chairman of the Board and Chief Executive Officer from 1961 to 1997, at which time it was merged with the RiteAid Corporation. Mr. Harrison serves as a director of AmSouth Bank Corporation and ALFA, Inc.

Patsy L. Hattox became Nichols TXEN's Secretary in 1998. Ms. Hattox has been employed by Nichols Research since 1976, and has served as the Secretary and Chief Administrative Officer of Nichols Research since 1991. Ms. Hattox serves on the Board of Directors of Nichols Research. Ms. Hattox's compensation is paid by Nichols Research.

Allen E. Dillard became Nichols TXEN's Treasurer in 1998. Mr. Dillard has been employed by Nichols Research since 1992 and has served as the Chief Financial Officer of Nichols Research since 1994. Mr. Dillard's compensation is paid by Nichols Research.

COMMITTEES OF THE BOARD OF DIRECTORS


The Executive Committee is empowered to exercise all authority of the Board of Directors of Nichols TXEN except as limited by the Delaware General Corporation Law. Under Delaware law, an executive committee may not, among other things, recommend to stockholders actions required to be approved by stockholders, fill vacancies on the Board of Directors, amend the bylaws or approve the reacquisition or issuance of shares of the corporation's capital stock.


The Compensation Committee is responsible for reviewing and recommending salaries, bonuses and other compensation for our executive officers. The Compensation Committee also is responsible for administering our stock option plans and for establishing the terms and conditions of all stock options granted under these plans, unless these functions have been retained by the Board of Directors.

The Audit Committee is responsible for recommending independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, monitoring our financial policies and control procedures and reviewing and monitoring the provisions of non-audit services performed by our auditors.

DIRECTOR COMPENSATION

Prior to completion of this offering, non-employee directors received no compensation for service on the Board of Directors. Following completion of this offering, directors not employed by Nichols TXEN or Nichols Research will receive a fee of $2,500 for each board meeting attended and $500 for each committee meeting attended which is held independently of a board meeting.


After completion of this offering, the non-employee directors will be eligible to receive options pursuant to Nichols TXEN's Non-Employee Director Stock Option Plan. The Director Stock Option Plan will become effective upon consummation of this offering. Under the Director Stock Option Plan, each director who is not an officer or employee of Nichols TXEN, Nichols Research or an officer or employee of a majority-owned subsidiary or joint venture of Nichols TXEN, will be granted an option to purchase 5,000 shares of common stock at the initial public offering price. Each subsequently appointed or elected non-employee director will be granted an option to purchase 1,000 shares of common stock at an exercise price equal to the fair market value on the date of the grant. In addition, each non-employee director will be granted an option at each annual meeting of stockholders to purchase 1,000 shares of common stock at an exercise price equal to the fair market value on the date of the grant. A total of 50,000 shares of common stock are available for awards under the Director Stock Option Plan.


DIRECTOR INDEMNIFICATION

Nichols TXEN has entered into indemnification agreements with each of its directors that provide the maximum indemnification allowed to directors under Delaware law. In addition, as authorized by our amended and restated bylaws and Delaware law, the indemnification agreements provide generally that we will advance expenses incurred by directors in any action or proceeding as to which they may be entitled to indemnification.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation paid or accrued by Nichols TXEN for the fiscal year ended August 31, 1998, for its Chief Executive Officer and the four highest compensated executive officers of Nichols TXEN whose total annual salary and bonuses determined at August 31, 1998, exceeded $100,000:

                           SUMMARY COMPENSATION TABLE


                                                           ANNUAL COMPENSATION
                                                                YEAR ENDED
                                                            AUGUST 31, 1998(1)
                                                           --------------------       ALL OTHER
                  NAME AND PRINCIPAL POSITION               SALARY      BONUS      COMPENSATION(2)
                  ---------------------------              --------    --------    ---------------
      Paul D. Reaves.....................................  $125,000    $ 78,432        $1,993
       Chief Executive Officer
      Thomas L. Patterson................................   133,529          --         2,000
       Chairman of the Board
      H. Grey Wood.......................................   125,000      69,368         2,000
       President and Chief Operating Officer
      W. Sanders Pitman..................................   110,000     187,704         1,420
       Vice President and General Manager, Managed Care
      W. Luckey Crocker..................................    78,750      25,000         2,000
       Vice President and General Manager, Physician
       Practice


---------------------------

(1) "Annual Compensation" does not include the value of perquisites or other personal benefits, if any, furnished by Nichols TXEN to the officers (or for which it reimburses the officers), unless the value of such benefits in total exceeds the lesser of $50,000 or 10% of the total annual salary and bonus reported in the above table.

(2) Amounts matched into a 401(k) Plan by Nichols TXEN under the Nichols Research Retirement Plan for the fiscal year ended August 31, 1998.

EMPLOYEE BENEFIT PLANS

 401(k) Plan

Substantially all full-time employees of Nichols TXEN are covered by a defined contribution plan offered through Nichols Research. Employees are permitted to defer up to 15% of their salary. Nichols Research matches the employee contribution's up to a maximum of 2% of the employee's salary. Discretionary contributions may also be made to the plan as determined annually by the Nichols Research Board of Directors. Amounts charged to Nichols TXEN's earnings with respect to the plan were approximately $38,000 for fiscal year 1996, $38,000 for fiscal year 1997 and $124,000 for fiscal year 1998.

We intend to establish our own defined contribution plan with similar terms in the future. Until that time, we will bear our allocable share of the costs of the Nichols Research plan.

 1998 Stock Option Plan


Nichols TXEN adopted the Nichols TXEN Corporation 1998 Stock Option Plan on November 6, 1998. Nichols TXEN has reserved 1,700,000 shares of common stock, subject to adjustments, for issuance to key employees of Nichols TXEN, its subsidiaries and its parent corporation, Nichols Research. As of May 31, 1999, options exercisable for 746,000 shares of common stock at an exercise price equal to the initial public offering price were granted subject to the completion of this offering.



The 1998 Stock Option Plan permits a committee composed of either the entire Board of Directors or two or more disinterested non-employee directors of Nichols TXEN to issue incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory stock options that do not conform to the requirements of that Code section. The committee has discretionary authority to determine the individuals to whom options will be granted from among those individuals who are eligible, as well as the number of options to be granted to each individual. The exercise price of each incentive stock option shall not be less than 100% of the fair market value of the common stock at the time of the grant, except in the case of a grant to an employee who owns 10% or more of the outstanding stock of Nichols TXEN, the exercise price shall be not less than 110% of such fair market value. The exercise price of each non-statutory option will be determined by the committee at the time of the grant of the non-statutory stock option, which price may not be less than the fair market value of the shares at the time the option is granted, except that with respect to not more than 10% of the shares of common stock authorized under the 1998 Stock Option Plan, a committee composed solely of disinterested non-employee directors may establish an exercise price below fair market value. In addition, options may not be repriced to specify a price less than the initial exercise price, except that with respect to not more than 10% of the shares of common stock authorized under the 1998 Stock Option Plan, a committee composed solely of disinterested non-employee directors may approve a repricing of options specifying a lower price.


No non-statutory option is exercisable either in whole or in part prior to the earlier of the date specified in the non-statutory option or six months from the date the non-statutory option is granted. Each non-statutory option will expire on the earlier of the date specified in the non-statutory option or ten years from the date the non-statutory option is granted. No incentive option is exercisable, either in whole or in part, prior to two years from the date it is granted and in no event is an incentive option exercisable after the expiration of five years from the date it is granted. Each incentive option is exercisable in three installments. Up to one-third of the total shares granted may be purchased after 24 months from the date of the grant, up to an additional one-third may be purchased after 36 months and up to the final one-third may be purchased after 48 months. Incentive option recipients may accumulate installments not yet exercised, which may be exercised, in whole or in part, in any subsequent period but not later than five years from the date the incentive option is granted.

The Board of Directors may amend the 1998 Stock Option Plan without stockholder approval, except with respect to:

 - a change in the number of shares for which options may be granted under the 1998 Stock Option Plan either in the aggregate or as to any individual employee;

 - a change in the provisions relating to the determination of employees to whom options may be granted;

 - removal of the administration of the 1998 Stock Option Plan from the committee;

 - a decrease in the price at which incentive options may be granted; or

 - a change in the restrictions on repricing options.

 Employees' Stock Purchase Plan


On November 6, 1998, our Board of Directors and Nichols Research, as our sole stockholder, adopted and approved the Nichols TXEN Corporation Employees' Stock Purchase Plan. The plan was amended and restated on June 18, 1999, by our Board of Directors and Nichols Research. A total of 1,000,000 shares of common stock, subject to adjustments, have been reserved for purchase by employees upon the exercise of options granted under the plan. The Stock Purchase Plan will be administered by a committee composed of either the entire Board of Directors or two or more non-employee directors who do not have a material financial relationship with Nichols TXEN or any of its subsidiaries. Persons serving on the Stock Purchase Plan's committee may receive option grants under the Stock Purchase Plan.



Employees of Nichols TXEN, Nichols Research and their subsidiaries are eligible to receive options under the Stock Purchase Plan. On each March 1, June 1, September 1 and December 1, beginning after the effective date of this offering, each eligible employee will be granted a non-transferable option to purchase common stock from Nichols TXEN on the last day of the option period. Option periods are three month periods beginning on March 1, June 1, September 1 and December 1 and ending on the next May 31, August 31, November 30 and February
28. Options expire at the end of the option period. The price for stock purchased under each option is 85% of its fair market value on the first day or the last day of the option period, whichever is less. Fair market value on any day means the closing price of the common stock on the Nasdaq National Market on such day, or if not traded on such day, on the last preceding day on which the stock was traded.



An employee may exercise the option granted to him only by authorizing payroll deductions. As of the last day of the option period, the amount of payroll deductions during such option period will be used to purchase from Nichols TXEN whole shares of common stock under the employee's option. If an employee of Nichols Research participates in our Stock Purchase Plan, he must allocate his payroll deduction between the purchase of Nichols Research stock and Nichols TXEN stock. An employee of Nichols Research is required to allocate either 20% or 40% of his payroll deductions to purchase Nichols TXEN stock with the balance of his payroll deductions allocated to purchase Nichols Research stock. If during an option period an employee becomes ineligible to purchase stock under the Stock Purchase Plan because of the termination of employment or if payroll deductions are discontinued during an option period, the employee's payroll deductions will be returned without interest to the employee.


EMPLOYMENT AGREEMENTS


Nichols TXEN's predecessor, TXEN, Inc., entered into an employment agreement with Thomas L. Patterson on December 16, 1994. His employment agreement was amended by Nichols TXEN on August 29, 1997, June 1, 1998, and November 6, 1998. Under the provisions of the employment agreement, Mr. Patterson is employed as the Chairman of the Board of Directors of Nichols TXEN on a part-time basis for a term that ends two years after the effective date of this offering. His base salary is an hourly rate for each hour of service performed by him. The employment of Mr. Patterson will terminate upon his death or disability, upon 30 days prior written notice by either party, or for good cause. If Mr. Patterson is terminated by Nichols TXEN on 30 days prior written notice or if Mr. Patterson terminates his employment for good cause or due to his death or disability, he will be paid, as additional compensation, 50% of his annualized base salary for six months after the date of termination.

Nichols TXEN's predecessor, TXEN, Inc., entered into an employment agreement with Paul D. Reaves on December 16, 1994. His employment agreement was amended by Nichols TXEN on August 29, 1997, and November 6, 1998. Under the provisions of the employment agreement, Mr. Reaves is employed as the Chief Executive Officer for a term that ends two years after the effective date of this offering. The employment agreement automatically renews on a month-to-month basis thereafter. The employment agreement provides that Mr. Reaves will be paid a monthly base salary of $12,500, subject to increases as authorized by the Board of Directors. He may be awarded discretionary performance bonuses. The employment of Mr. Reaves will terminate upon his death or disability, upon 30 days prior written notice by either party, or for good cause. If Mr. Reaves is terminated by Nichols TXEN on 30 days prior written notice or if Mr. Reaves terminates his employment for good cause or due to his death or disability, he will be paid, as additional compensation, 50% of his annualized base salary for six months after the date of termination.


Nichols TXEN entered into an employment agreement with H. Grey Wood on August 29, 1997. His employment agreement was amended on November 6, 1998. Under the provisions of the employment agreement, Mr. Wood is employed as President and Chief Operating Officer of Nichols TXEN for a term that ends two years after the effective date of this offering. The employment agreement automatically renews on a month-to-month basis thereafter. The employment agreement provides that Mr. Wood will be paid a monthly base salary of $12,500, subject to increases as authorized by the Board of Directors. He may be awarded discretionary performance bonuses. The employment of Mr. Wood will terminate upon his death or disability, upon 30 days prior written notice by either party, or for good cause. If Mr. Wood is terminated by Nichols TXEN on 30 days prior written notice or if Mr. Wood terminates his employment for good cause or due to his death or disability, he will be paid, as additional compensation, an amount equal to his monthly base salary for six months after the date of termination.

                              CERTAIN TRANSACTIONS



CORPORATE SERVICES AGREEMENT


After this offering, Nichols Research will retain a controlling equity interest in Nichols TXEN. Nichols Research will furnish administrative services to Nichols TXEN pursuant to a Corporate Services Agreement. Under the services agreement, for an annual fee Nichols Research will provide or assist with various administrative services, including:

 - public reporting compliance;

 - corporate record keeping;

 - risk management;

 - employee benefits administration;

 - administration of investor and media relations;

 - tax return preparation;

 - centralized cash management; and

 - financial services.


In fiscal year 1999, the fee is 2.4% of operating expenses less costs of goods sold, defined as direct materials and purchased labor. In fiscal years 1996, 1997 and 1998 under a similar arrangement, Nichols TXEN paid $192,453, $249,577, and $696,214, respectively, to Nichols Research for administrative services. Nichols TXEN believes that the charges under the services agreement are reasonable. For additional items, such as software development services or administrative services that create unusual demands for resources, Nichols Research will charge Nichols TXEN costs actually incurred in performing such services plus a mutually acceptable fee. For the fiscal years ended August 31, 1996, 1997 and 1998, Nichols TXEN paid $145,506, $174,070 and $0, respectively, to Nichols Research for these additional services. Nichols TXEN is not obligated to use Nichols Research for these additional services. During the term of the services agreement, the Nichols TXEN Board of Directors will elect as Secretary of Nichols TXEN the Secretary of Nichols Research and will elect as Treasurer of Nichols TXEN the Chief Financial Officer of Nichols Research. The Secretary and Treasurer of Nichols TXEN will serve in such capacities without compensation from Nichols TXEN. The services agreement automatically renews for successive one-year terms, unless canceled by either Nichols Research or Nichols TXEN upon 90 days prior notice following the initial one-year term.


VOTING AGREEMENT

Nichols Research has entered into a Voting Agreement with Nichols TXEN dated November 6, 1998, which will become effective upon completion of this offering. Pursuant to the voting agreement, Nichols Research has agreed to vote all of its shares of Nichols TXEN common stock at any meeting at which directors of Nichols TXEN are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least two independent directors of Nichols TXEN. The voting agreement will terminate upon the earlier of five years from the date of the voting agreement or the date upon which Nichols Research beneficially owns 50% or less of the common stock of Nichols TXEN.

TAX SHARING AGREEMENT


Nichols Research and Nichols TXEN have entered into a Tax Sharing Agreement which generally provides for the manner in which the parties will bear taxes for the period beginning on September 1, 1998, and ending upon the sale by Nichols TXEN of the common stock pursuant to this offering and income tax deficiencies or refunds resulting from future audit adjustments. Nichols TXEN will be required to pay to Nichols Research an amount equal to the excess of the income tax liability which Nichols TXEN would have for the short period over the amount which Nichols TXEN has previously paid (or been charged with by Nichols Research) with respect to such taxes. If additional taxes must be paid by Nichols TXEN or Nichols Research as a result of an adjustment made by a tax regulatory authority, and as a result of that adjustment the other party would obtain an offsetting tax benefit, the party obtaining the tax benefit pays an amount equal to the additional tax to the party whose income tax liability was increased. Likewise, if income taxes are reduced as a result of an adjustment made by a tax regulatory authority, and as a result of that adjustment the other party would suffer an offsetting tax detriment, the party whose taxes were reduced must pay such amount to the other party. The tax sharing agreement also contains provisions dealing with contesting adjustments made by tax regulatory authorities, determining who will bear the expense of any such challenge and cooperation between the parties.

THE TXEN ACQUISITION

As part of the TXEN acquisition, the TXEN shares of the following named executive officers and directors of Nichols TXEN were purchased by Nichols Research for the following consideration consisting of cash and common stock of Nichols Research:

                                                                      AGGREGATE
                                  NAME                              CONSIDERATION
                                  ----                              --------------
                                                                    (IN THOUSANDS)
      Thomas L. Patterson.........................................     $19,855
      Paul D. Reaves..............................................       8,519
      H. Grey Wood................................................       1,800
      W. Luckey Crocker...........................................         463
      Chris H. Horgen.............................................       2,672


NETWORK SERVICES AGREEMENT WITH ENVOY CORPORATION



Nichols TXEN contracts with ENVOY Corporation for batch claims submission, online verification and referral processing services. James D. Kever serves as Co-Chief Executive Officer of ENVOY Corporation. Mr. Kever is a director of both ENVOY Corporation and Nichols TXEN. The initial term of the agreement ended December 31, 1998, and renews automatically for consecutive one year terms unless either party gives 30 days notice of termination. ENVOY is compensated by Nichols TXEN according to the number of transactions processed. For the fiscal year ended August 31, 1998, we paid ENVOY an aggregate of $117,886 and for the nine months ended May 31, 1999, we paid ENVOY an aggregate of $248,850.

                             PRINCIPAL STOCKHOLDERS



Prior to this offering, Nichols Research owned 7,000,000 shares, or 100% of Nichols TXEN. Nichols TXEN will sell 2,625,000 shares in connection with this offering, and thereafter, Nichols Research will own 7,000,000 shares, or approximately 73% of Nichols TXEN and 70% if the underwriters' over-allotment option is exercised in full. In addition, Chris H. Horgen, the Chairman of the Board of Nichols Research, has authority to direct the voting and disposition of Nichols Research's shares of Nichols TXEN and, therefore, beneficially owns these shares. Mr. Horgen disclaims beneficial ownership of these shares.



As of May 31, 1999, options covering 746,000 shares of common stock pursuant to the 1998 Stock Option Plan and the Non-Employee Director Stock Option Plan were granted subject to completion of this offering. The tables below set forth the option grants to the executive officers and directors of Nichols TXEN, other officers and employees of Nichols TXEN as a group, and other officers and employees of Nichols Research as a group.


1998 STOCK OPTION PLAN


                                                                     NUMBER OF SHARES
                                                                    SUBJECT TO OPTIONS
                                                                    ------------------
      Nichols TXEN executive officers and directors:
        Thomas L. Patterson.......................................        40,000
        Paul D. Reaves............................................        89,000
        H. Grey Wood..............................................        94,000
        W. Sanders Pitman.........................................        79,000
        W. Luckey Crocker.........................................        22,500
        John D. McKay.............................................        22,500
        Chris H. Horgen...........................................        40,000
        Allen E. Dillard..........................................         5,000
        Patsy L. Hattox...........................................         5,000
      Other officers and employees of Nichols TXEN................       329,000
      Other officers and employees of Nichols Research............        10,000


NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

                                                                     NUMBER OF SHARES
                                                                    SUBJECT TO OPTIONS
                                                                    ------------------
      James D. Kever..............................................         5,000
      James I. Harrison, Jr.......................................         5,000

The right to exercise options under the 1998 Stock Option Plan will not vest until 24 months from the grant date. Up to one-third of the shares subject to these initial grants may be purchased after 24 months from the date of grant, up to an additional one-third may be purchased after 36 months from the date of grant, and up to the final one-third may be purchased after 48 months from the date of grant. None of the options may be exercised later than five years from the grant date. The right to exercise options under the Non-Employee Director Stock Option Plan will not vest until six months from the grant date. The exercise price per share for all of the stock options listed above is the initial public offering price.

                          DESCRIPTION OF CAPITAL STOCK


GENERAL


Nichols TXEN's authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share. As of May 31, 1999, Nichols TXEN had issued and outstanding 7,000,000 shares of common stock. After this offering, Nichols TXEN will have 9,625,000 shares of common stock outstanding.


COMMON STOCK


Holders of shares of common stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of Nichols TXEN's stockholders. Nichols TXEN's amended and restated certificate of incorporation does not provide for cumulative voting and, accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of shares of common stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by Nichols TXEN out of funds legally available therefor. In the event of a dissolution, liquidation or winding up of Nichols TXEN, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares of common stock to be issued by Nichols TXEN in connection with this offering will be, duly authorized, validly issued, fully paid and nonassessable. The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services.


CERTAIN PROVISIONS OF DELAWARE LAW


Nichols TXEN is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction pursuant to which the person became an interested stockholder, unless the business combination is approved in a manner prescribed by Delaware law. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, then owns, or owned during the previous three years, 15% or more of Nichols TXEN's voting stock. Section 203 could prohibit or delay mergers or other takeover or change in control attempts with respect to Nichols TXEN and, accordingly, may discourage attempts to acquire Nichols TXEN.


LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS


Nichols TXEN's amended and restated certificate of incorporation provides that a director of Nichols TXEN shall not be personally liable to Nichols TXEN or its stockholders, except liability for:


 - breach of the director's duty of loyalty;

 - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

 - the unlawful payment of a dividend or unlawful stock purchase or redemption; and

 - any transaction from which the director derives an improper personal benefit.

The amended and restated certificate of incorporation and the amended and restated bylaws also provide that Nichols TXEN shall indemnify directors and officers of Nichols TXEN to the fullest extent permitted by the Delaware General Corporation Law. Nichols TXEN has entered into indemnification agreements with each of its directors.

                        SHARES ELIGIBLE FOR FUTURE SALE



Prior to this offering no market existed for the shares of the common stock of Nichols TXEN. Nichols TXEN can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.



Upon consummation of this offering, Nichols TXEN will have outstanding 9,625,000 shares of common stock. Of the 9,625,000 shares outstanding upon completion of this offering, the 2,625,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of Nichols TXEN as that term is defined in Rule 144 under the Securities Act. The remaining 7,000,000 outstanding shares of common stock may be sold in the public market only if registered or sold pursuant to an exemption from registration such as Rule 144 or 144(k) promulgated under the Securities Act. Nichols Research may cause Nichols TXEN to register for sale any or all of its shares of common stock. Nichols Research, the officers and directors of Nichols TXEN and the executive officers and directors of Nichols Research have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of (other than as gifts), any shares of common stock until 180 days after the date of this prospectus without the prior written consent of CIBC World Markets Corp. CIBC World Markets Corp., in its sole discretion and without notice, may earlier release for sale in the public market all or any portion of the shares subject to such lock-up agreements.


In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares for at least one year is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of:

 - 1% of the number of shares of common stock outstanding; or

 - the average weekly trading volume in the common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale.


Sales under Rule 144 are subject to the availability of current public information about Nichols TXEN. After the expiration of the 180-day lock-up period, 7,000,000 shares owned by Nichols Research will be eligible for sale in the public market subject to compliance with Rule 144.


After the completion of this offering, Nichols TXEN intends to file a Registration Statement on Form S-8 under the Securities Act to register:

 - the 1,700,000 shares of common stock reserved for issuance under the 1998 Stock Option Plan;


 - the 50,000 shares of common stock reserved under the Non-Employee Director Stock Option Plan; and



 - the 1,000,000 shares of common stock reserved for issuance under the Employees' Stock Purchase Plan.

                                  UNDERWRITING



Nichols TXEN has entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Friedman, Billings, Ramsey & Co., Inc. and The Robinson-Humphrey Company, LLC are acting as representatives of the underwriters.



The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares set forth opposite its name below:



                                                                    NUMBER OF
      UNDERWRITER                                                    SHARES
      -----------                                                   ---------
      CIBC World Markets Corp. ...................................
      Friedman, Billings, Ramsey & Co., Inc. .....................
      The Robinson-Humphrey Company, LLC..........................

                                                                    ---------
         Total....................................................  2,625,000
                                                                    =========



This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any shares are purchased. Under the underwriting agreement, if any underwriter defaults in its commitment to purchase shares, the commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.



The shares should be ready for delivery on or about             , 1999, against
payment in immediately available funds. The representatives have advised Nichols TXEN that the underwriters propose to offer the shares directly to the public at the initial public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to
securities dealers at such price less a concession of $       per share. The
underwriters may also allow, and such dealers may reallow, a concession not in
excess of $       per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.



Nichols TXEN has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 375,000 additional shares from Nichols TXEN to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price
to the public will be $       and the total proceeds to Nichols TXEN will be
approximately $       . The underwriters have severally agreed that, to the
extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.



The following table provides information regarding the amount of the discount to be given to the underwriters by Nichols TXEN:



                                                           TOTAL WITHOUT EXERCISE OF   TOTAL WITH FULL EXERCISE OF
                                               PER SHARE     OVER-ALLOTMENT OPTION        OVER-ALLOTMENT OPTION
                                               ---------   -------------------------   ---------------------------
      Nichols TXEN...........................    $                   $                            $
         Total..........................................             $                            $

Nichols TXEN estimates that the total expenses of the offering, excluding the underwriting discount, will be approximately $1,000,000.



Nichols TXEN has agreed to indemnify the underwriters against liabilities specified in the underwriting agreement, including liabilities under the Securities Act of 1933.



Nichols TXEN, Nichols Research, the officers and directors of Nichols TXEN and the executive officers and directors of Nichols Research have agreed to a 180-day "lock-up" with respect to the shares and other securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to some exceptions, for a period of 180 days following the date of this prospectus, Nichols TXEN and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. When determining whether to release shares from the lock-up agreements, CIBC World Markets Corp. may consider, among other factors, market conditions at the time, the number of shares for which the release is requested and the stockholder's reasons for requesting the release.



The representatives have informed Nichols TXEN that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.



There is no established trading market for the shares. The offering price for the shares has been determined by the representatives and Nichols TXEN, based on the following factors:



 - the history of and the prospects for the industry in which Nichols TXEN competes;



 - Nichols TXEN's management;



 - Nichols TXEN's past and present operations;



 - Nichols TXEN's historical results of operations;



 - Nichols TXEN's prospects for future earnings and business potential;



 - the general condition of the securities markets at the time of this offering;



 - the recent market prices of securities of generally comparable companies;



 - the market capitalizations and stages of development of other companies which Nichols TXEN and the representatives believe to be comparable to Nichols TXEN; and



 - other factors deemed to be relevant.



Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:



 - stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.



 - over-allotments and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with this offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of their over-allotment option.



 - penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.



Neither the underwriters nor Nichols TXEN make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.



                                 LEGAL MATTERS



The validity of the issuance of the shares of the common stock offered hereby will be passed upon for Nichols TXEN by Lanier Ford Shaver & Payne, P.C., Huntsville, Alabama. John R. Wynn is a member of the law firm Lanier Ford Shaver & Payne, P.C., and is a director of Nichols Research. As of the date of this prospectus, six attorneys of Lanier Ford Shaver & Payne, P.C., including Mr. Wynn, beneficially owned an aggregate of 31,321 shares of Nichols Research common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.



                                    EXPERTS



The financial statements and schedule of Nichols TXEN and financial statements of TXEN, Inc., appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon also appearing elsewhere herein and in the registration statement. Such financial statements and schedule have been included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION



Nichols TXEN has filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with this offering. In addition, upon completion of the offering, Nichols TXEN will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by Nichols TXEN at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Securities and Exchange Commission's Internet site at "http://www.sec.gov".



This prospectus is a part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Nichols TXEN, the reference may not be complete and you should refer to the exhibits that are part of the registration statement for a copy of the contract or document.



After the offering, Nichols TXEN expects to provide annual reports to its stockholders that include financial information examined and reported on by Nichols TXEN's independent public accountant.

                         INDEX TO FINANCIAL STATEMENTS



NICHOLS TXEN CORPORATION:

Report of Independent Auditors..............................   F-2
Balance Sheets as of August 31, 1997 and 1998, and May 31,
  1998 (unaudited) and May 31, 1999 (unaudited).............   F-3
Statements of Operations for the three years ended August
  31, 1996, 1997 and 1998, and the nine months ended May 31,
  1998 (unaudited) and May 31, 1999 (unaudited).............   F-4
Statements of Changes in Stockholder's Equity for the four
  years ended August 31, 1995, 1996, 1997 and 1998, and the
  nine month period ended May 31, 1999 (unaudited)..........   F-5
Statements of Cash Flows for the three years ended August
  31, 1996, 1997 and 1998, and the nine months ended May 31,
  1998 (unaudited) and May 31, 1999 (unaudited).............   F-6
Notes to Financial Statements...............................   F-7

TXEN, INC.:

Report of Independent Auditors..............................  F-17
Balance Sheets as of June 30, 1996 and 1997.................  F-18
Statements of Operations for the two years ended June 30,
  1996 and 1997.............................................  F-19
Statements of Changes in Stockholders' Equity for the three
  years ended June 30, 1995, 1996 and 1997..................  F-20
Statements of Cash Flows for the two years ended June 30,
  1996 and 1997.............................................  F-21
Notes to Financial Statements...............................  F-22

                         REPORT OF INDEPENDENT AUDITORS


To the Stockholder of
Nichols TXEN Corporation

We have audited the accompanying balance sheets of Nichols TXEN Corporation as of August 31, 1997 and 1998, and the related statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Nichols TXEN Corporation as of August 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 1998 in conformity with generally accepted accounting principles.

                                                         ERNST & YOUNG LLP

Birmingham, Alabama
January 7, 1999

                            NICHOLS TXEN CORPORATION
                                 BALANCE SHEETS
                                 (IN THOUSANDS)


                                                            AUGUST 31,            MAY 31,
                                                         -----------------   -----------------
                                                          1997      1998      1998      1999
                                                         -------   -------   -------   -------
                                                                                (UNAUDITED)
                                            ASSETS
Current assets:
 Cash and cash equivalents.............................  $   237   $ 1,804   $   573   $   693
 Accounts receivable, less allowance for doubtful
    accounts of $150 and $500 at August 31, 1997 and
    1998, respectively.................................    6,946     9,919    15,673    11,487
 Deferred income taxes.................................      156       436       369       394
 Other.................................................      575     1,455     1,199     1,291
                                                         -------   -------   -------   -------
Total current assets...................................    7,914    13,614    17,814    13,865

Property and equipment, net............................    4,783     6,527     6,069     8,939

Deferred income taxes..................................       --        --        --       606

Intangible assets, net.................................   39,355    37,574    38,260    31,524
                                                         -------   -------   -------   -------
Total assets...........................................  $52,052   $57,715   $62,143   $54,934
                                                         =======   =======   =======   =======

                             LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
 Accounts payable......................................  $ 1,105   $   751   $   525   $   558
 Accrued compensation and benefits.....................      459     1,444     1,725     1,540
 Income taxes payable..................................      419     2,126     1,535       661
 Payable to Nichols Research and affiliates............    1,003     2,635     5,101     2,161
 Deferred revenue......................................    2,371       379     4,218        98
 Other.................................................      334       499       246     1,137
                                                         -------   -------   -------   -------
Total current liabilities..............................    5,691     7,834    13,350     6,155

Deferred income taxes..................................      532       800       664        --

Commitments

Stockholder's equity:
 Common stock..........................................       70        70        70        70
 Additional paid-in capital............................   52,838    52,838    52,838    52,838
 Retained earnings (deficit)...........................   (7,079)   (3,827)   (4,779)   (4,129)
                                                         -------   -------   -------   -------
Total stockholder's equity.............................   45,829    49,081    48,129    48,779
                                                         -------   -------   -------   -------
Total liabilities and stockholder's equity.............  $52,052   $57,715   $62,143   $54,934
                                                         =======   =======   =======   =======


                            See accompanying notes.

                            NICHOLS TXEN CORPORATION
                            STATEMENTS OF OPERATIONS

                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                             NINE MONTHS ENDED
                                                 YEARS ENDED AUGUST 31,           MAY 31,
                                               ---------------------------   -----------------
                                                1996      1997      1998      1998      1999
                                               -------   -------   -------   -------   -------
                                                                                (UNAUDITED)
Revenues.....................................  $10,370   $12,438   $43,480   $30,454   $38,086
Cost of revenues.............................    6,438     7,769    23,256    16,229    20,427
                                               -------   -------   -------   -------   -------
Gross profit.................................    3,932     4,669    20,224    14,225    17,659
Selling, general and administrative
  expenses...................................    1,932     2,251     7,367     5,102     7,142
Research and development.....................      710     1,155     2,771     1,948     2,289
Depreciation and amortization................      947       985     4,547     3,249     3,704
Write-off of purchased in-process research
  and development............................       --     8,500        --        --        --
Intangible asset impairment..................       --        --        --        --     4,297
                                               -------   -------   -------   -------   -------
Income (loss) from operations................      343    (8,222)    5,539     3,926       227
Other income (expense):
 Other income (expense)......................       --        --        (4)       (3)      (21)
 Equity in earnings of TXEN, Inc.............       94       656        --        --        --
                                               -------   -------   -------   -------   -------
Income (loss) before income taxes............      437    (7,566)    5,535     3,923       206
Income tax expense...........................      117       107     2,283     1,623       508
                                               -------   -------   -------   -------   -------
Net income (loss)............................  $   320   $(7,673)  $ 3,252   $ 2,300   $  (302)
                                               =======   =======   =======   =======   =======
Earnings (loss) per common share.............  $  0.05   $ (1.10)  $  0.46   $  0.33   $ (0.04)
                                               =======   =======   =======   =======   =======
Weighted average common shares outstanding...    7,000     7,000     7,000     7,000     7,000
                                               =======   =======   =======   =======   =======


                            See accompanying notes.

                            NICHOLS TXEN CORPORATION
                 STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                 (IN THOUSANDS)



                                                 COMMON STOCK      ADDITIONAL   RETAINED        TOTAL
                                              ------------------    PAID-IN     EARNINGS    STOCKHOLDER'S
                                               SHARES     AMOUNT    CAPITAL     (DEFICIT)      EQUITY
                                              ---------   ------   ----------   ---------   -------------
BALANCE AT AUGUST 31, 1995..................  7,000,000    $70      $ 9,038      $   274       $ 9,382
Net income..................................                --           --          320           320
                                              ---------    ---      -------      -------       -------
BALANCE AT AUGUST 31, 1996..................  7,000,000     70        9,038          594         9,702
Contribution from Nichols Research for
  acquisition of TXEN.......................                --       43,800           --        43,800
Net loss....................................                --           --       (7,673)       (7,673)
                                              ---------    ---      -------      -------       -------
BALANCE AT AUGUST 31, 1997..................  7,000,000     70       52,838       (7,079)       45,829
Net income..................................                --           --        3,252         3,252
                                              ---------    ---      -------      -------       -------
BALANCE AT AUGUST 31, 1998..................  7,000,000     70       52,838       (3,827)       49,081
Stock dividend and reverse stock split......  7,000,000     70           --           --            --
Net loss (unaudited)........................                --           --         (302)         (302)
                                              ---------    ---      -------      -------       -------
BALANCE AT MAY 31, 1999 (UNAUDITED).........  7,000,000    $70      $52,838      $(4,129)      $48,779
                                              =========    ===      =======      =======       =======


                            See accompanying notes.

                            NICHOLS TXEN CORPORATION
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                             NINE MONTHS ENDED
                                                 YEARS ENDED AUGUST 31,           MAY 31,
                                               ---------------------------   -----------------
                                                1996      1997      1998      1998      1999
                                               ------   --------   -------   -------   -------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................   $  320   $ (7,673)  $ 3,252   $ 2,300   $  (302)
Adjustments to reconcile net income (loss)
  to net cash provided by operating
  activities:
 Depreciation and amortization..............      947        985     4,547     3,249     3,704
 Provision for doubtful accounts............       --         --       350       108       272
 Equity in earnings of TXEN, Inc............      (94)      (656)       --        --        --
 Deferred income taxes......................       54         (4)      (12)      (81)   (1,364)
 Write-off of purchased in-process research
    and development.........................       --      8,500        --        --        --
 Intangible asset impairment................       --         --        --        --     4,297
 Changes in assets and liabilities, net of
    effects of acquisition:
   Accounts receivable......................     (531)      (584)   (3,323)   (8,835)   (1,840)
   Other assets.............................     (228)       (73)     (880)     (624)      164
   Accounts payable.........................        2          5      (354)     (580)     (193)
   Accrued compensation and benefits........       59         44       985     1,266        96
   Payable to Nichols Research and
      affiliates............................      438        309     1,632     5,214    (1,939)
   Other current liabilities................      115         79       120     1,759       357
                                               ------   --------   -------   -------   -------

Net cash provided by operating activities...    1,082        932     6,317     3,776     3,252

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment.........     (684)      (909)   (4,185)   (3,071)   (4,012)
Payments for acquisitions, net of cash
  acquired..................................       --    (17,439)       --        --        --
Additions to deferred software development
  cost......................................     (280)      (490)     (565)     (369)     (351)
                                               ------   --------   -------   -------   -------
Net cash used by investing activities.......     (964)   (18,838)   (4,750)   (3,440)   (4,363)

CASH FLOWS FROM FINANCING ACTIVITIES:
Transfers from Nichols Research.............       --     17,892        --        --        --
                                               ------   --------   -------   -------   -------

Net cash provided by financing activities...       --     17,892        --        --        --
                                               ------   --------   -------   -------   -------

Net increase (decrease) in cash and cash
  equivalents...............................      118        (14)    1,567       336    (1,111)
Cash and cash equivalents at beginning of
  period....................................      133        251       237       237     1,804
                                               ------   --------   -------   -------   -------

Cash and cash equivalents at end of
  period....................................   $  251   $    237   $ 1,804   $   573   $   693
                                               ======   ========   =======   =======   =======

SUPPLEMENTAL DISCLOSURE OF NON-CASH
  TRANSACTIONS:
Issuance of Nichols Research common stock as
  consideration in acquisitions.............   $   --   $ 26,325   $    --   $    --   $    --


                            See accompanying notes.

                            NICHOLS TXEN CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                                AUGUST 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

Nichols SELECT Corporation, a wholly owned subsidiary of Nichols Research Corporation, was incorporated under the laws of the State of Delaware on September 17, 1996. Nichols TXEN is a provider of outsourcing solutions for information technology and administrative services in the managed care and physician practice management markets. All references to Nichols TXEN in the notes to the Financial Statements refer to Nichols TXEN Corporation and its predecessor businesses and divisions, as discussed below.


Nichols Research formed CSC Acquisition, Inc. as a wholly owned subsidiary on June 6, 1995. On June 30, 1995, CSC Acquisition acquired Computer Services Corporation (CSC). Nichols Research formed Nichols SELECT Corporation as a wholly owned subsidiary on September 17, 1996. On September 23, 1996, CSC Acquisition was merged into Nichols SELECT. On December 16, 1994, Nichols Research acquired 19.9% of the capital stock of TXEN, Inc., with an option to acquire the remaining 80.1% of TXEN. On August 29, 1997, Nichols Research exercised its option and acquired the remaining 80.1% of TXEN through a merger of TXEN into Nichols SELECT, which after the merger continued to be wholly owned by Nichols Research. After the TXEN merger, Nichols SELECT changed its name to Nichols TXEN Corporation.


 Basis of Presentation

The accompanying financial statements have been prepared using Nichols Research's historical basis in the selected assets and liabilities of Nichols TXEN. The financial statements reflect the results of operations, financial condition and cash flows of Nichols TXEN as a component of Nichols Research and may not be indicative of the actual results of operations and financial position of Nichols TXEN. Nichols TXEN believes the statements of operations include a reasonable allocation of administrative costs, which are described in Note 2, incurred by Nichols Research on behalf of Nichols TXEN.


On November 6, 1998, Nichols TXEN amended its Certificate of Incorporation to change the authorized capital stock from 1,000 shares of $1.00 par value common stock to 30,000,000 shares of $0.01 par value common stock and effected a 7,500-for-1 stock split in the form of a stock dividend of 7,499 shares for each one share outstanding. As a result of the stock split, the outstanding shares of common stock of Nichols TXEN increased to 7,500,000 shares. On June 18, 1999, Nichols TXEN effected a reverse stock split in the form of a reduction in the number of issued and outstanding shares of common stock from 7,500,000 shares to 7,000,000 shares. All share and per share amounts have been retroactively restated to reflect the reverse stock split.


 Earnings Per Share


In February 1997, Statement of Financial Account Standards (SFAS) No. 128, Earnings per Share, was issued which requires the presentation of basic and diluted earning per share for each period presented in the Company's financial statements. SFAS No. 128 also requires presentation for sale of securities in a public market. Basic earnings per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period. For purposes of the calculation of basic earnings per share, weighted average common shares outstanding assumes shares of Common Stock are outstanding for each period presented (see Basis of Presentation above). Diluted earnings per share is calculated in the same manner as basic earnings per share as there are no additional common stock equivalents in include. Employee stock options for approximately 746,000 shares of common stock are to be issued upon completion of an initial public offering of Nichols TXEN's common stock at the offering price are assumed to have no dilutive effect.

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
 Revenue Recognition


Revenue from services is recognized either as the services are performed based on Nichols TXEN's standard rates for the applicable services or as contract milestones are achieved, if specified and required under the contract with the customer. Revenue from post-contract customer support is recognized in the period the customer support services are provided. Nichols TXEN's long-term contracts typically have initial terms ranging from two to five years. These contracts contain automatic one year renewal provisions. Substantially all of these contracts contain financial penalties for early termination or transfer from administrative services to technology services. The Company recognizes revenues monthly based on contractual services provided during the month. For example, monthly bills to customers include amounts due for any claims adjudicated, processed or coded in the prior billing month. Revenue recognized under contracts with milestones has not been significant in prior years and the Company currently has no such agreements in effect.


 Concentration of Credit Risk and Financial Instruments

Financial instruments which subject Nichols TXEN to credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number and diversity of customers comprising Nichols TXEN's customer base. Nichols TXEN believes that any risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts. Nichols TXEN generally does not require collateral on its trade accounts receivable.

 Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to ten years for equipment and furniture and over the terms of the related leases for leasehold improvements.

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Nichols TXEN adopted Statement No. 121 in the first quarter of fiscal year 1997 with no impact to the financial statements.

 Income Taxes

Historically, Nichols TXEN's operations have been included in the consolidated federal income tax returns filed by Nichols Research. Income tax expense as presented in the accompanying financial statements has been calculated on a separate tax return basis. Deferred income taxes are provided for temporary differences between financial and taxable income, primarily related to accrued liabilities, intangible amortization and use of accelerated depreciation methods for income tax purposes.

 Cash and Temporary Cash Investments

Nichols TXEN considers cash equivalents as those securities that are available upon demand or have maturities of three months or less at the time of purchase. At August 31, 1998, temporary cash investments consisted of various money market accounts, primarily with an Alabama bank.

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
 Intangible Assets

Goodwill and customer base are being amortized on a straight-line basis over twenty years. Workforce is being amortized on a straight-line basis over seven years. Nichols TXEN periodically evaluates the recoverability of such intangibles resulting from business acquisitions and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions. Nichols TXEN assesses long-lived assets, of which goodwill associated with assets acquired in a purchase business combination is included, for impairment evaluations under Statement No. 121.

Deferred software development costs which are primarily comprised of salaries and related costs, are expensed until technological feasibility is established and then capitalized until a marketable product is completed. Technological feasibility is established upon completion of a working model or when a detail product design and program design exists. Amortization of capitalized software costs begins when the related product is available for general release to customers and is provided for each product based on the greater of the amount computed using (1) the ratio of current gross revenues to total current and anticipated future gross revenues for the related software or (2) the straight-line method over a five-year life or the product's estimated economic life, if shorter.

 Stock Options

From time to time Nichols Research has granted stock options for the purchase of shares of the common stock of Nichols Research to selected Nichols TXEN employees. These grants had an exercise option price equal to the fair value of the shares at the date of option grant. Nichols Research accounts for stock option grants in accordance with the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and intends to continue to do so; accordingly, no compensation expense for such stock option grants is included in the financial statements of Nichols TXEN.

 Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

 Interim Financial Statements (Unaudited)


The accompanying unaudited financial statements as of May 31, 1998, and May 31, 1999, have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended May 31, 1999, are not necessarily indicative of the results that may be expected for the year ended August 31, 1999.


2. RELATED PARTY TRANSACTIONS


Nichols TXEN utilized the central cash management system of Nichols Research to finance its operations. Cash requirements are satisfied either by intercompany transactions between Nichols Research and Nichols TXEN under the centralized cash management system or by cash from operations. Such

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

2. RELATED PARTY TRANSACTIONS (CONTINUED)

intercompany transactions are included in the payable to Nichols Research's account. Intercompany transactions between Nichols Research and Nichols TXEN do not bear interest and, therefore, no interest charge is reflected in the accompanying statements of operations.



Nichols Research provides and assists with various administrative services for Nichols TXEN. Such corporate administrative expenses amounting to $192,453, $249,577 and $696,214, have been allocated to Nichols TXEN during the fiscal years ended August 31, 1996, 1997 and 1998, respectively, and are reflected in the accompanying statements of operations as selling, general and administrative expenses. These costs were allocated to Nichols TXEN by multiplying certain direct operating expenses by a standard overhead rate for each period presented. The standard overhead rate was developed through analysis of actual services and related estimated costs provided to Nichols TXEN on a historical basis. However, the costs of these transactions may differ from those that would result from transactions with unrelated parties.



An analysis of the intercompany activity included in the payable to Nichols Research and affiliates follows:



                                                                     YEARS ENDED AUGUST 31,
                                                                    ------------------------
                                                                     1996     1997     1998
                                                                    ------   ------   ------
      Allocation of corporate services and employee benefits......  $  192   $  250   $  696
      Other net payments/transfers to Nichols Research relating to
        normal cash management activity...........................      46       22      936
      Payable to Nichols Research.................................  $  731   $1,003   $2,635
      Average amount outstanding to Nichols Research..............  $  742   $  831   $3,189


Substantially all full-time employees of Nichols TXEN are covered by a defined contribution plan offered through Nichols Research. Employees are permitted to defer up to 15% of their salary. Nichols Research matches the employee's contribution up to a maximum of 2% of the employee's salary. Discretionary contributions may also be made to the plan as determined annually by the Nichols Research Board of Directors. Amounts charged to Nichols TXEN's earnings with respect to the plan were approximately $38,000, $38,000 and $124,000 for 1996, 1997 and 1998, respectively.

Nichols TXEN intends to establish its own defined contribution plan with similar terms in the future. Until that time, Nichols TXEN will bear its allocable share of the costs of the Nichols Research plan.


Nichols TXEN contracts with ENVOY Corporation for batch claims submission, online verification and referral processing services. James D. Kever serves as Co-Chief Executive Officer of ENVOY Corporation. Mr. Kever is a director of both ENVOY Corporation and Nichols TXEN. The initial term of the agreement ended December 31, 1998, and renews automatically for consecutive one year terms unless either party gives 30 days notice of termination. ENVOY is compensated by Nichols TXEN according to the number of transactions processed. For the fiscal year ended August 31, 1998, we paid ENVOY an aggregate of $117,886 and for the nine months ended May 31, 1999, we paid ENVOY an aggregate of $248,850.

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

3. INCOME TAXES

Income taxes allocated to Nichols TXEN were determined as if Nichols TXEN filed on a separate income tax return basis. The provisions for income taxes for the years ended August 31, consist of the following :

                                                                    1996   1997    1998
                                                                    ----   ----   ------
                                                                       (IN THOUSANDS)
      Current:
       Federal....................................................  $154   $101   $2,070
       State......................................................    16     10      225
                                                                    ----   ----   ------
                                                                     170    111    2,295
                                                                    ----   ----   ------
      Deferred:
       Federal....................................................   (46)    (4)     (11)
       State......................................................    (7)    --       (1)
                                                                    ----   ----   ------
                                                                     (53)    (4)     (12)
                                                                    ----   ----   ------
                                                                    $117   $107   $2,283
                                                                    ====   ====   ======

The significant components of deferred tax assets and liabilities as of August
31:

                                                                      1997     1998
                                                                      -----    -----
                                                                      (IN THOUSANDS)
      Current deferred tax assets:
       Accrued liabilities not currently deductible...............    $ 92     $255
       Allowance for doubtful accounts receivable.................      64      181
                                                                      ----     ----
      Total current deferred tax assets...........................     156      436
                                                                      ----     ----
      Non-current deferred tax liabilities:
       Basis difference for property and equipment................     311      472
       Amortization of intangibles................................     221      328
                                                                      ----     ----
      Total non-current deferred tax liabilities..................     532      800
                                                                      ----     ----
                                                                      $376     $364
                                                                      ====     ====

Income tax expense as a percentage of income before income taxes for the years ended August 31, varies from the federal statutory rate due to the following:

                                                                    1996     1997     1998
                                                                    -----   ------    -----
      Statutory federal income tax rate...........................   34.0%   (34.0)%   34.0%
      State income taxes, net of federal benefit..................    3.7       --      4.1
      Non-deductible write-off of purchased in-process research
        and development...........................................     --     38.2       --
      Equity in earnings of TXEN, Inc.............................   (7.3)    (2.9)      --
      Other.......................................................   (3.6)     0.1      3.1
                                                                    -----   ------    -----
                                                                     26.8%     1.4%    41.2%
                                                                    =====   ======    =====


Nichols TXEN made payments in lieu of income taxes to Nichols Research of approximately $100,000, $75,000 and $1,800,000, in 1996, 1997 and 1998,
respectively.

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

4. COMMITMENTS

Nichols TXEN leases office facilities under various operating leases. The leases generally have terms of one to ten years. Rent expense for all operating leases for the years ended August 31, was as follows:

                                                                    1996    1997    1998
                                                                    -----   -----   -----
                                                                       (IN THOUSANDS)
      Total rent expense..........................................  $ 299   $ 333   $ 821

Future minimum lease payments under operating leases with remaining terms of one year or more for the years ended August 31, are (in thousands):

                                                  1999     2000     2001     2002     2003    THEREAFTER
                                                 ------   ------   ------   ------   ------   ----------
      Total....................................  $1,535   $1,659   $1,659   $1,659   $1,659     $8,163

5. PROPERTY AND EQUIPMENT

Property and equipment was comprised of the following as of August 31:

                                                                        1997     1998
                                                                       ------   ------
                                                                       (IN THOUSANDS)
      Furniture and fixtures......................................     $1,152   $1,400
      Data processing and computer equipment......................      2,627    5,275
      Other.......................................................      1,511    2,042
                                                                       ------   ------
                                                                        5,290    8,717
      Less accumulated depreciation...............................        507    2,190
                                                                       ------   ------
                                                                       $4,783   $6,527
                                                                       ======   ======

6. INTANGIBLE ASSETS

Intangible assets were comprised of the following as of August 31:

                                                                     1997      1998
                                                                    -------   -------
                                                                     (IN THOUSANDS)
      Goodwill....................................................  $23,536   $23,536
      Customer base...............................................   13,365    13,365
      Deferred software development costs.........................    2,864     3,872
      Workforce...................................................      780       780
                                                                    -------   -------
                                                                     40,545    41,553
      Less accumulated amortization...............................    1,190     3,979
                                                                    -------   -------
                                                                    $39,355   $37,574
                                                                    =======   =======

7. EMPLOYEE STOCK OPTIONS AND STOCK PURCHASE PLANS

Nichols Research has employee stock option plans that provide for the issuance of incentive stock options (as defined by the Internal Revenue Code) and nonstatutory stock options to key employees, including officers of Nichols TXEN. Options are, in general, nontransferable and exercisable only during employment. Options expire five years from the date of grant.

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

7. EMPLOYEE STOCK OPTIONS AND STOCK PURCHASE PLANS (CONTINUED)
A summary of activity relating to Nichols Research stock options of Nichols TXEN's employees is as follows:

                                                                          INCENTIVE     NONSTATUTORY
                                                               TOTAL    STOCK OPTIONS      TOTAL
                                                              -------   -------------   ------------
   Outstanding at August 31, 1996...........................  104,460       93,996         10,464
   Outstanding at August 31, 1997...........................  133,564      123,063         10,501
   Outstanding at August 31, 1998...........................  131,385      125,374          6,011
   Exercisable at August 31, 1998...........................   19,291       19,291             --

                                                                                       WEIGHTED
                      NUMBER         WEIGHTED      WEIGHTED AVERAGE                    AVERAGE
      RANGE OF        OPTIONS        AVERAGE          REMAINING          NUMBER      EXERCISABLE
   EXERCISE PRICES  OUTSTANDING   EXERCISE PRICE   CONTRACTUAL LIFE   EXERCISABLE       PRICE
   ---------------  -----------   --------------   ----------------   ------------   ------------
   $10.00 -- $15.50   43,615          $12.02          1.93 years         18,541         $11.88
   $20.38 -- $23.50   52,770           22.49          3.74 years            750          21.50
   $24.50 -- $25.00   35,000           24.93          3.94 years             --             --


Nichols Research has an employee stock purchase plan that allows eligible employees to purchase common stock at less than fair value. The purchase price is 85% of fair market value on each quarterly purchase date. Purchases are limited to the lesser of 10% of an employee's annual compensation or $25,000. Shares of common stock issued under this plan were 2,018, 3,482 and 20,373, in 1996, 1997 and 1998, respectively.


In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which requires that financial statements include disclosures about the stock-based employees compensation and allows, but does not require, a fair value-based method of accounting for such compensation. As allowed under the provisions of Statement No. 123, Nichols TXEN has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock based plans. Accordingly, no compensation cost has been recognized for the qualified stock option plans and the employee stock purchase plans. Had compensation cost for these programs been determined based on the fair value at the grant dates for awards under these programs consistent with Statement No. 123, Nichols TXEN's net income (loss) would have been reduced to the pro forma amounts indicated below. The effects of applying Statement No. 123 on a pro forma basis are not likely to be representative of the effects on reported pro forma net income
(loss) for future years as the estimated compensation cost reflects only options granted subsequent to August 31, 1995.

                                                                  1996      1997      1998
                                                                 -------   -------   -------
                                                                       (IN THOUSANDS)
   Net income (loss):
    As reported................................................  $   320   $(7,673)  $ 3,252
    Pro forma..................................................      302    (7,766)    2,934


The fair value of each option grant is estimated on the date of grant using a type of Black-Scholes option-pricing model with the following weighted-average assumptions used for option grants in fiscal 1996, 1997 and 1998, respectively; dividend yield of 0% for all years, expected volatility factors of 0.378, 0.312 and 0.391; risk-free interest rates of 6.64%, 6.23% and 6.37%; and expected lives of four years.

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

8. BUSINESS COMBINATIONS

In fiscal year 1995, Nichols Research purchased 19.9% of the capital stock of TXEN, for approximately $1.5 million. In August 1997, Nichols Research exercised its option to acquire the remaining 80.1% of the capital stock of TXEN for aggregate consideration of approximately $43.8 million. The total purchase price for the TXEN acquisition was allocated to the TXEN assets and liabilities. The excess of the purchase price over the fair market value of the tangible assets acquired, $42.8 million, was allocated to the following intangibles: $8.5 million to in-process research and development, $17.4 million to goodwill, $14.1 million to other intangibles and $2.8 million to capitalized software development. In-process research and development of $8.5 million was expensed in the fourth quarter of 1997. The fair value of the acquired in-process technology was determined based on an analysis of the markets, cash flows and risk of achieving such cash flows. Goodwill and other intangibles of $30.7 million are being amortized using the straight-line method over an estimated useful life of 20 years.


Of the total purchase price for the acquisition of TXEN, $8.5 million was allocated to ten software programs and systems constituting in-process technology. At the date of acquisition, the technological feasibility of the acquired technology had not been established and the acquired technology has no alternative future uses. There can be no assurance that the purchased in-process technology will be successfully developed. The acquired in-process technology consisted of ten software and systems development projects to reduce the time and personnel needed to perform managed care administrative functions and provide enhanced information reports. At the date of acquisition, the estimated cost to complete the projects was $1.8 million, of which $0.4 million was spent in fiscal year 1998 and of which $1.3 million is expected to be spent in the fiscal year 1999. To the extent the in-process technology is not successfully developed, this could have a material adverse impact on Nichols TXEN's operating results and financial condition.


The following unaudited pro forma summary presents information as if the TXEN acquisition had occurred at the beginning of the fiscal year ended August 31, 1996. The charge of $8.5 million related to the write-off of purchased in-process research and development has been included in the pro forma results for the year ended August 31, 1996. The pro forma information is presented for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies.

                                                                   1996      1997
                                                                 --------   -------
                                                                   (IN THOUSANDS)
   Revenues....................................................  $ 18,274   $27,921
   Net income (loss)...........................................  $(10,266)  $ 1,030

9. SUBSEQUENT EVENTS (UNAUDITED):

In connection with a proposed public offering of a portion of Nichols TXEN's common stock, Nichols TXEN and Nichols Research would execute and deliver related agreements, the proposed forms of which are summarized below.

 Services Agreement


Nichols Research will furnish administrative services to Nichols TXEN pursuant to a Corporate Services Agreement. Under the Corporate Services Agreement, Nichols Research will provide various administrative services, including public reporting compliance, corporate record keeping, risk management, employee benefit administration, administration of investor and media relations, tax return preparation, centralized cash management and financial and other services for an annual fee. In fiscal year 1999, the fee is 2.4% of operating expenses less costs of goods sold defined as direct materials and purchased labor. In fiscal years

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998

9. SUBSEQUENT EVENTS (UNAUDITED): (CONTINUED)

1996, 1997 and 1998, under a similar arrangement, Nichols TXEN paid $192,453, $249,577, and $696,214, respectively, to Nichols Research for administrative services. Nichols TXEN believes that the charges under the Corporate Services Agreement are reasonable. For additional items, such as software development services or administrative services that create unusual demands for resources, Nichols Research will charge Nichols TXEN costs actually incurred in performing such services plus a mutually acceptable fee. For the fiscal years ended August 31, 1996, 1997 and 1998, Nichols TXEN paid $145,506, $174,070 and $0, respectively, to Nichols Research for these additional services. Nichols TXEN is not obligated to use Nichols Research for these additional services. During the term of the services agreement, the Nichols TXEN Board of Directors will elect as Secretary the Secretary of Nichols Research and will elect as Treasurer the Chief Financial Officer of Nichols Research. The Secretary and Treasurer will serve in such capacities without compensation from Nichols TXEN. The services agreement automatically renews for successive one-year terms, unless canceled by either Nichols Research or Nichols TXEN upon 90 days prior notice following the initial one-year term.


 Voting Agreement


Nichols Research has entered into a Voting Agreement with Nichols TXEN dated November 6, 1998, which will become effective upon completion of an initial public offering. Pursuant to the Voting Agreement, Nichols Research has agreed to vote all of its shares of Nichols TXEN common stock at any meeting at which directors are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least two independent directors of Nichols TXEN. The Voting Agreement will terminate upon the earlier of five years from the date of the Voting Agreement or the date upon which Nichols Research owns beneficially 50% or less of the common stock of Nichols TXEN.


 Tax Sharing Agreement

Nichols Research and Nichols TXEN have entered into a Tax Sharing Agreement which generally provides for the manner in which the parties will bear taxes for the period beginning on September 1, 1998, and ending upon the sale by Nichols TXEN of the common stock pursuant to this offering and income tax deficiencies or refunds resulting from future audit adjustments. Nichols TXEN will be required to pay to Nichols Research an amount equal to the excess of the income tax liability which Nichols TXEN would have for the short period over the amount which Nichols TXEN has previously paid (or been charged with by Nichols Research) with respect to such taxes. If additional taxes must be paid by Nichols TXEN or Nichols Research as a result of an adjustment made by a tax regulatory authority, and as a result of that adjustment, the other party would obtain an offsetting tax benefit, the party obtaining the tax benefit pays an amount equal to the additional tax to the party whose income tax liability was increased. Likewise, if income taxes are reduced as a result of an adjustment made by a tax regulatory authority, and as a result of that adjustment, the other party would suffer an offsetting tax detriment, the party whose taxes were reduced must pay such amount to the other party. The Tax Sharing Agreement also contains provisions dealing with contesting adjustments made by tax regulatory authorities, determining who will bear the expense of any such challenge and cooperation between the parties.

10. INTANGIBLE ASSET IMPAIRMENT (UNAUDITED)


At February 18, 1999, Nichols TXEN recorded an intangible asset impairment charge of $4.3 million. As previously disclosed, management regularly monitors its results of operations and other developments within the industry to adjust its cash flow forecast, as necessary, to determine if an adjustment is necessary to the carrying value of Nichols TXEN's intangible assets.

                            NICHOLS TXEN CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                AUGUST 31, 1998


10. INTANGIBLE ASSET IMPAIRMENT (UNAUDITED) (CONTINUED)


During the second quarter of 1999, the management of Nichols TXEN believed there were events and changes in circumstances that warranted a re-assessment as to whether the carrying amount of the goodwill related to the 1995 purchase of the practice management business of CSC was still recoverable. These events include:
(1) loss of two significant customers; (2) discontinuance of turnkey sales; and
(3) a reduction in technology outsourcing revenues. Therefore, in accordance with applicable accounting rules, management prepared an undiscounted cash flow analysis over the estimated recovery period to determine if these intangible assets were still recoverable. Management prepared the analysis with assumptions that reflected its current outlook on the business. In all instances, management believed the assumptions inherent in the analysis were reasonable and supportable. The following key assumptions were used in management's undiscounted cash flow analysis: (1) revenue was forecasted to decline through fiscal 2000 and then remain flat; (2) EBITDA margin was forecasted to continue to decrease in 1999, increase slightly over the following four years and then stabilize at a moderate margin over the remaining life of the assets; and (3) capital spending would be maintained in the range of 3% of revenue. Since the undiscounted cash flow model showed an impairment of Nichols TXEN's long-lived assets, Nichols TXEN used a discounted cash flow model to measure the fair value of these long-lived assets, which was consistent with Nichols TXEN's policy. The fair value calculation determined the fair value of the long-lived assets was less than book value, which resulted in the write-off of all of the goodwill associated with the CSC acquisition in accordance with paragraph 12 of SFAS 121.



11. CONTINGENCY (UNAUDITED)



In the third quarter of fiscal 1999 Nichols TXEN was contacted by legal counsel representing the owner of patented technology allegedly possessing functionality similar to that of Nichols TXEN's non-patented technology for electronic integrated commerce and healthcare management systems. This claim has been referred to counsel, and is in the early stages of evaluation. Nichols TXEN has been offered an opportunity to obtain a license for the use of this patented technology. Nichols TXEN can give no assurance that the terms of any offered licenses will be acceptable to Nichols TXEN.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
TXEN, Inc.


We have audited the accompanying balance sheets of TXEN, Inc. as of June 30, 1996 and 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TXEN, Inc. at June 30, 1996 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


As discussed in Note 1 to the financial statements, in 1996 the Company changed its method of accounting for depreciation.

                                          ERNST & YOUNG LLP


Birmingham, Alabama

August 1, 1997

                                   TXEN, INC.
                                 BALANCE SHEETS

                                 (IN THOUSANDS)


                                                                 JUNE 30,
                                                              ---------------
                                                               1996     1997
                                                              ------   ------
                                   ASSETS
Current assets:
 Cash and cash equivalents..................................  $  631   $1,146
 Accounts receivable, net of allowance for doubtful accounts of $35 and $125 at June 30, 1996 and 1997,
   respectively.............................................   1,096    4,771
 Prepaid expenses...........................................      85      111
 Income taxes receivable....................................      25       --
 Deferred income taxes......................................     301      211
 Inventory..................................................      17       15
 Other......................................................       4       --
                                                              ------   ------
Total current assets........................................   2,159    6,254

Property and equipment, net.................................   2,272    2,917

Deferred software development...............................      --      662
                                                              ------   ------
Total assets................................................  $4,431   $9,833
                                                              ======   ======
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Note payable to stockholder................................  $    8   $    8
 Customer deposits..........................................     129       --
 Accounts payable and accrued expenses......................     171      722
 Accrued salaries, bonuses and vacation.....................     209      398
 Income taxes payable.......................................      --      433
 Current portion of long-term debt..........................     253      276
 Short-term notes...........................................     135       --
 Deferred revenue...........................................   1,071    2,049
 Interest payable...........................................      --      231
 Accrued officers salaries..................................      --      288
 Other......................................................       7        3
                                                              ------   ------
Total current liabilities...................................   1,983    4,408

Interest payable............................................     200       --
Accrued officers salaries...................................     288       --
Deferred income taxes.......................................     124      395
Long-term debt to stockholders..............................     258      274
Long-term debt..............................................     639      366
Stockholders' equity:
 Preferred stock, $.002 par value; 1 share authorized, 1
   share and 0 shares issued and outstanding at 1996 and
   1997, respectively.......................................   1,500       --
 Class A common stock, $.002 par value; 5,000,000 shares
   authorized, 5,000,000 and 4,000,500 shares issued and
   outstanding at 1996 and 1997, respectively...............      10        8
 Class B common stock, $.002 par value; 1,250,000 shares
   authorized, 0 and 999,500 shares issued and outstanding
   at 1996 and 1997, respectively...........................      --        2
 Additional paid-in capital.................................     410    1,910
 Retained earnings (deficit)................................    (532)   2,889
 Notes receivable from stockholders.........................    (449)    (419)
                                                              ------   ------
   Total stockholders' equity...............................     939    4,390
                                                              ------   ------
Total liabilities and stockholders' equity..................  $4,431   $9,833
                                                              ======   ======

                            See accompanying notes.

                                   TXEN, INC.
                            STATEMENTS OF OPERATIONS

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                              YEARS ENDED JUNE 30,
                                                              ---------------------
                                                                1996        1997
                                                              ---------   ---------
Revenues....................................................   $ 6,860     $14,980
Cost of revenues............................................     3,212       4,848
                                                               -------     -------
Gross profit................................................     3,648      10,132
Selling, general and administrative expenses................     2,467       2,945
Research and development....................................       926       1,069
Depreciation and amortization...............................       532         709
                                                               -------     -------
Income (loss) from operations...............................      (277)      5,409
Other income (expense):
 Interest expense...........................................      (153)        (88)
 Interest income............................................       102          75
 Other......................................................        --           4
                                                               -------     -------
Income (loss) before income taxes and cumulative effect of a
  change in accounting principle............................      (328)      5,400
Income tax expense (benefit)................................       (93)      1,979
                                                               -------     -------
Income (loss) before cumulative effect of a change in
  accounting principle......................................      (235)      3,421
Cumulative effect on prior years of changing to a different
  depreciation method (net of taxes of $33).................        82          --
                                                               -------     -------
Net income (loss)...........................................   $  (153)    $ 3,421
                                                               =======     =======

                            See accompanying notes.

                                   TXEN, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                        NOTES
                                        CLASS A   CLASS B   ADDITIONAL   RETAINED     RECEIVABLE        TOTAL
                            PREFERRED   COMMON    COMMON     PAID-IN     EARNINGS        FROM       STOCKHOLDERS'
                              STOCK      STOCK     STOCK     CAPITAL     (DEFICIT)   STOCKHOLDERS      EQUITY
                            ---------   -------   -------   ----------   ---------   ------------   -------------
BALANCE, JUNE 30, 1995....   $1,500       $10       $--       $  410      $ (379)       $(437)         $1,104
Issuance of notes
 receivable from
 stockholders.............       --        --       --            --          --          (65)            (65)
Payments received on
  notes...................       --        --       --            --          --           89              89
Accrued interest on
  notes...................       --        --       --            --          --          (36)            (36)
Net loss..................       --        --       --            --        (153)          --            (153)
                             ------       ---       --        ------      ------        -----          ------
BALANCE, JUNE 30, 1996....    1,500        10       --           410        (532)        (449)            939

Issuance of notes
 receivable from
 stockholders.............       --        --       --            --          --          (16)            (16)
Conversion of preferred
 stock to common stock....   (1,500)       --        2         1,498          --           --              --
Contribution of common
 stock to treasury and
 subsequent retirement....       --        (2)      --             2          --           --              --
Payments received on
  notes...................       --        --       --            --          --           73              73
Accrued interest on
  notes...................       --        --       --            --          --          (27)            (27)
Net income................       --        --       --            --       3,421           --           3,421
                             ------       ---       --        ------      ------        -----          ------
BALANCE, JUNE 30, 1997....   $   --       $ 8       $2        $1,910      $2,889        $(419)         $4,390
                             ======       ===       ==        ======      ======        =====          ======

                            See accompanying notes.

                                   TXEN, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED JUNE 30,
                                                                 -------------------
                                                                   1996       1997
                                                                 --------   --------
   CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)...........................................    $(153)   $ 3,421
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
    Depreciation and amortization..............................      532        709
    Cumulative effect of change in accounting principle, net of
       tax of $32..............................................      (82)        --
    Deferred income taxes......................................      (64)       360
    Provision for doubtful accounts............................      (65)        90
    Loss on sublease...........................................        6         --
    Changes in operating assets and liabilities:
      Accounts receivable......................................       44     (3,764)
      Prepaid expenses.........................................      (36)       (26)
      Income taxes receivable..................................       (7)        25
      Inventory................................................        3          2
      Other....................................................        1         (1)
      Interest payable.........................................       29         31
      Customer deposits........................................        4       (129)
      Accounts payable and accrued expenses....................     (156)       551
      Accrued salaries, bonuses and vacation...................       76        190
      Income taxes payable.....................................       --        433
      Deferred revenue.........................................      437        978
                                                                 -------    -------
   Net cash provided by operating activities...................      569      2,870

   CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment.........................   (1,060)    (1,328)
   Additions to deferred software development costs............       --       (688)
                                                                 -------    -------
   Net cash used in operating activities.......................   (1,060)    (2,016)

   CASH FLOWS FROM FINANCING ACTIVITIES
   Principal payments on long-term debt........................     (188)      (250)
   Notes payable...............................................      135       (135)
   Payments on debt to stockholders............................       (9)        --
   Increase in debt to stockholders............................       63         16
   Principal payments on note payable to stockholder...........      (42)        --
   Increase in notes receivable from stockholders..............      (11)        30
                                                                 -------    -------
   Net cash used in financing activities.......................      (52)      (339)
                                                                 -------    -------
   Net (decrease) increase in cash and cash equivalents........     (543)       515
   Cash and cash equivalents at beginning of year..............    1,174        631
                                                                 -------    -------
   Cash and cash equivalents at end of year....................  $   631    $ 1,146
                                                                 =======    =======

                            See accompanying notes.

                                   TXEN, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization


TXEN, Inc. facilitates the administration of health benefits by providing healthcare organizations hardware and software solutions through either outsourcing or turnkey agreements primarily in the United States. TXEN also provides data processing services through management service organization, or MSO, agreements.


 Cash and Cash Equivalents


TXEN considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


 Revenue Recognition


Outsourcing/MSO. Outsourcing and MSO fees are recognized as services are provided.



System sales. Software license fees and equipment revenue are recognized upon delivery of the software product to the customer, unless TXEN has significant related obligations remaining. Revenue requiring any significant obligations to customers is deferred and recognized once the remaining obligations become insignificant.



Professional services. Revenue from professional services is recognized either as the services are performed based on TXEN's standard rates for the applicable services or as contract milestones are achieved, if specified and required under the contract with the customer. Revenue from post-contract customer support is recognized in the period the customer support services are provided.



Concentration of Credit Risk and Financial Instruments. Financial instruments which subject TXEN to credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number and diversity of customers comprising TXEN's customer base. TXEN believes that any risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts. TXEN generally does not require collateral on its trade accounts receivable.


 Software Development Cost


Under Statement of Financial Accounting Standards No. 86, "Accounting for Software Costs," once technological feasibility is established related to software development costs for new products or for enhancements to existing products which extend the product's useful life, the costs are capitalized until the product or enhancement is available for release to customers, after which the capitalized costs are amortized over the product's estimated life giving consideration to estimates of recoverability and net realizable value. Total costs capitalized for software development were $0 and $687,338, during the fiscal years ended June 30, 1996 and 1997, respectively.



Capitalized software development costs are being amortized over five years. Accumulated amortization of capitalized software development cost were $0 and $25,887, during fiscal years ended June 30, 1996 and 1997, respectively. TXEN capitalized interest related to software development costs of $0 and $27,177, during the fiscal years ended June 30, 1996 and 1997, respectively.

                                   TXEN, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
 Research and Development


Research and development is conducted by TXEN under both customer sponsored and TXEN sponsored programs. Total research and development costs incurred by TXEN were $926,000 and $1,756,338, during the fiscal years ended June 30, 1996 and 1997, respectively.


 Inventory

Inventory is carried at the lower of cost or market using the specific identification method.

 Property and Equipment and Change in Depreciation Method


Property and equipment is stated on the basis of cost. Property and equipment are depreciated over the estimated useful lives of the assets (generally three to seven years). Depreciation and amortization had been provided using the straight-line method for items purchased prior to July 1, 1994, and double-declining balance for items purchased after July 1, 1994. During the fiscal year ended June 30, 1996, TXEN adopted the straight-line method of depreciation for all assets. The new method of depreciation was adopted to better match the cost of the property and equipment with the revenues generated by those assets and has been applied retroactively to property and equipment acquired in prior years. The effect of the change in fiscal year 1996, was to decrease loss before cumulative effect of the change in accounting principle by approximately $28,400. The adjustment of $81,615 (after reduction for income taxes of $32,252) to apply the new method, is included in net loss for fiscal year 1996.


 Income Taxes

All income tax amounts and balances have been computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Stock Options


TXEN has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of TXEN'S employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.


 Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                   TXEN, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of June 30:

                                                                  1996     1997
                                                                 ------   ------
                                                                 (IN THOUSANDS)
   Computer equipment..........................................  $2,162   $3,016
   Software....................................................     285      334
   Furniture and fixtures......................................     923    1,112
                                                                 ------   ------
                                                                  3,370    4,462
   Less accumulated depreciation...............................   1,098    1,545
                                                                 ------   ------
                                                                 $2,272   $2,917
                                                                 ======   ======

3. LONG-TERM DEBT AND LINES OF CREDIT


TXEN has two revolving credit lines with a bank which are payable on demand totaling $1,000,000 which are collateralized by certain assets of TXEN and the general guaranty of the primary stockholders. There were no borrowings under the credit lines at June 30, 1996 and 1997.



On March 17, 1994, TXEN borrowed $1,342,719 from the bank under a long-term note. The note, which has a balance of $892,031 and $641,834 at June 30, 1996 and 1997, respectively, and matures on October 17, 1998, bears interest at prime plus 1/2% and is cross-collateralized with assets pledged under the revolving credit lines.


Annual maturities of long-term debt are as follows: 1998 -- $275,411 and 1999 -- $366,423.


TXEN incurred $54,474 and $19,500 during the fiscal years ended June 30, 1996 and 1997, respectively, of long-term debt to two stockholders for the purchase of common stock of TXEN that was then sold to various employees of TXEN in exchange for notes receivable. Interest accrues at 8.0% and matures on October 1, 1997.



TXEN paid $146,975 and $115,268 in interest during the fiscal years ended June 30, 1996 and 1997, respectively.


4. LEASES


TXEN operates in leased premises and also leases certain equipment.


The future minimum lease payments under operating leases for the next three years and in the aggregate are as follows:

                                                                 (IN THOUSANDS)
   1998........................................................       $278
   1999........................................................         98
   2000........................................................        224
                                                                      ----
                                                                      $600
                                                                      ====


Rent expense for the fiscal years ended June 30, 1996 and 1997, was $263,668 and $251,985, respectively. TXEN is also subleasing space to another tenant over the next two years. The total estimated minimum sublease rentals to be received in the future under this sublease are $33,209 and $6,642 at June 30, 1996 and 1997, respectively.

                                   TXEN, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. STOCKHOLDERS' EQUITY


On December 16, 1994, TXEN entered into a Stock Purchase Option Agreement with a third-party. Under the terms of the agreement, TXEN sold one share of convertible preferred stock to the third-party for $1,500,000. TXEN also authorized 1,250,000 shares of Class B common stock which was reserved for issuance upon the conversion of the preferred stock.



On July 17, 1996, the Stock Purchase Option Agreement with the holder of the preferred stock was amended to allow the holder of the preferred stock to accelerate the date to exercise the option to purchase all of the issued and outstanding Class A common stock of TXEN. The option is exercisable for a period of 30 days after release of TXEN's audited financial statements for the fiscal year ended June 30, 1997. The holder of the preferred stock converted all of the preferred stock to Class B common stock which is a condition precedent to the right to exercise the option to purchase all of the outstanding shares of Class A common stock of TXEN. TXEN expects the option to be exercised which will require all related party balances to be settled prior to the purchase. As a result, accrued officers salaries and the related interest payable have been classified as current liabilities on the balance sheet.


6. INCOME TAXES


TXEN paid $0 and $1,161,001 in income taxes during the fiscal years ended June 30, 1996 and 1997, respectively.



Significant components of TXEN's current deferred tax liabilities and assets at June 30, 1996 and 1997 are as follows:


                                                                 1996     1997
                                                                 -----   ------
                                                                 (IN THOUSANDS)
   Deferred tax liabilities:
    Tax over book depreciation.................................  $228    $ 260
    Software development costs.................................    --      239
                                                                 ----    -----
                                                                  228      499
   Deferred tax assets:
    Allowance for doubtful accounts............................    13       45
    Accrued salaries and interest..............................   185      188
    Accrued leave..............................................    44       78
    Other......................................................     6        4
    Net operating loss carryforwards...........................   157       --
                                                                 ----    -----
                                                                  405      315
                                                                 ----    -----
                                                                 $177    $(184)
                                                                 ====    =====

                                   TXEN, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6. INCOME TAXES (CONTINUED)
Significant components of the provision for income taxes (benefit) are as follows:

                                                                    1996     1997
                                                                    -----   -------
                                                                    (IN THOUSANDS)
      Current:
       Federal....................................................  $  4    $1,599
       State......................................................    --       163
       Benefit of operating loss carryforward.....................    --      (143)
                                                                    ----    ------
      Total current...............................................     4     1,619
      Deferred:
       Federal....................................................   (56)      314
       State......................................................    (8)       46
                                                                    ----    ------
      Total deferred..............................................   (64)      360
                                                                    ----    ------
                                                                    $(60)   $1,979
                                                                    ====    ======

7. RELATED PARTY TRANSACTIONS


TXEN has a note payable to a stockholder of TXEN for $8,333 at June 30, 1996 and 1997, bearing interest at 8.0%. Payment of the principal balance and accrued interest will be made upon demand except where TXEN is restricted from doing so by any agreements with third-parties in force at that time.



TXEN has notes and accrued interest receivable from stockholders of TXEN of $448,783 and $418,833 at June 30, 1996 and 1997, respectively, which bear interest at 8.0%.



TXEN incurred $269,202 in expenses with an affiliated company for contracted services of which $38,857 is included in accounts payable at June 30, 1997. TXEN had $188,037 of revenue from an affiliated company during the fiscal year ended June 30, 1997.


8. SAVINGS AND RETIREMENT PLAN


TXEN has a savings and retirement plan administered by Nichols Research for all eligible employees pursuant to Section 401(k) of the Internal Revenue Code. TXEN will match employee contributions to the savings and retirement plan at a level determined annually by the TXEN's Board of Directors. TXEN's contribution for the fiscal years ended June 30, 1996 and 1997, was $3,400 and $6,009, respectively.


9. STOCKHOLDERS' AGREEMENT


Certain members of management are also stockholders of TXEN and owned approximately 60% of the Class A common stock at June 30, 1997. Under a stock purchase agreement, TXEN is committed to purchase management's common stock in the event of death, retirement or termination of employment. The price to be paid for the common stock is set by formula in the Employee Stock Purchase Agreement. As discussed in Note 5, the holder of the Class B common stock has the right to exercise an option to purchase all of the outstanding shares of Class A common stock of TXEN for a period of 30 days after release of TXEN's audited financial statements for the fiscal year ended June 30, 1997, which would include all the stock held by members of management.

                                   TXEN, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

10. CONTINGENCY


TXEN entered into an agreement with a customer whereby TXEN must deliver the final version of software currently under development by August 1, 1999. If the software is not ready to be released to the customer by August 1, 1999, TXEN must pay a penalty of $195,000. Management estimates that delivery of the software under development will occur prior to the deadline and no penalty will be incurred and, therefore, no accrual for this contingency has been recorded in the financial statements.


11. STOCK OPTION PLANS


During 1996, the Board of Directors approved the TXEN, Inc., 1996 Incentive Stock Option Plan which authorized the issuance of options to purchase up to 100,000 shares of common stock and the Key Employee Incentive Stock Option Plan which authorized the issuance of options to purchase up to 40,000 shares of common stock. All options under the 1996 Plans have five-year terms. Incentive stock options vest and become exercisable at the end of two years of continued employment while non-qualified stock options are exercisable upon grant. The pro forma information regarding net income is required by SFAS 123, and has been determined as if TXEN had accounted for its employee stock options under the fair value method required by SFAS 123. The fair value for these options was estimated at the date of grant using the minimum value method with the following assumptions for 1996: risk-free interest rates of 6.30%; weighted-average expected life of the options of 4 years; no volatility factors of the expected market price of TXEN's common stock because TXEN is privately held; and no dividend yields.



If TXEN had adopted SFAS 123 in accounting for its stock options granted in fiscal year 1996, its net income would have been decreased by approximately $31,000. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying pro forma disclosures based on SFAS 123 are not likely to be representative of the effects on future net income. As of June 30, 1996, there were no options which had been exercised. During fiscal year 1997, 123,371 shares were granted with an exercise price of $6.20 and remain outstanding at June 30, 1997. The weighted average fair value of options granted during the year was $6.78 with a weighted average contractual life of 4.2 years.

                                  Nichols TXEN
                          Software Application Services

  Screen Print of NextSTEPP






           (Photo:
  High-end, Comprehensive Managed
       Care Administration)

                                             (Photo: Screen Print of FirstSTEPP)





                                                   Workflow-driven Medical
                                                    utilization management
           (Photo:
   Screen Print of TXEN MD.Com)





  Extranet e-commerce provider-oriented
inquiry for patient eligibility, benefit and claim information





                                             (Photo: Screen Print of MDrSTEPP)





                                          High-end, Comprehensive physician
                                                practice administration

--------------------------------------------------------------------------------

                              (NICHOLS TXEN LOGO)


                            NICHOLS TXEN CORPORATION



                                2,625,000 SHARES


                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                                 ______  ,  ____

                               CIBC WORLD MARKETS
                            FRIEDMAN BILLINGS RAMSEY
                         THE ROBINSON-HUMPHREY COMPANY

--------------------------------------------------------------------------------


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THOSE SECURITIES.



DEALER PROSPECTUS DELIVERY OBLIGATION: UNTIL  _______  ,   _____ (25 DAYS AFTER
THE COMMENCEMENT OF THE OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses in connection with the issuance and distribution of the securities being registered are:


      Securities and Exchange Commission registration fee.........  $   10,842
      National Association of Securities Dealers, Inc. filing
        fee.......................................................       4,400
      Nasdaq National Market listing fee..........................      75,000
      Accountants' fees and expenses..............................     250,000
      Legal fees and expenses.....................................     300,000
      Blue Sky fees and expenses..................................      16,000
      Transfer Agent's fees and expenses..........................      30,000
      Printing and engraving expenses.............................     165,000
      Miscellaneous...............................................     148,758
                                                                    ----------
         Total Expenses...........................................  $1,000,000
                                                                    ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


Section 145 of the Delaware General Corporation Law permits indemnification by Nichols TXEN of any director, officer, employee or agent of Nichols TXEN or person who is serving or was serving at Nichols TXEN's request as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the defense of any threatened, pending or completed action (whether civil, criminal, administrative or investigative), to which he is or may be a party by reason of having been such director, officer, employee or agent provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Nichols TXEN, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. Nichols TXEN also has the power under Section 145 to indemnify persons set forth above from threatened, pending or completed actions or suits by or in the right of Nichols TXEN to procure a judgment in its favor by reason of the fact that such person was a director, officer, employee or agent of Nichols TXEN or is or was serving at the request of Nichols TXEN as a director, officer, employee or agent of another corporation or enterprise against expenses actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Nichols TXEN, except that no indemnification can be made with regard to any claim, issue or matter as to which the person has been adjudged to be liable for negligence or misconduct in the performance of his duty to Nichols TXEN unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that the person was fairly and reasonably entitled to indemnity. Any indemnification (unless ordered by a court) must be made by Nichols TXEN only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because he has met the applicable standards of conduct. The determination must be made by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to the action, or if a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent counsel in a written opinion, or by the stockholders. Nichols TXEN may pay the expenses of an action in advance of final disposition if authorized by the Board of Directors in a specific case, upon receipt of an undertaking by the person to be indemnified to repay any such advances unless it shall ultimately be determined that such person is entitled to be indemnified by Nichols TXEN as authorized by law.


Article XI of Nichols TXEN's amended and restated certificate of incorporation and Article Eight of Nichols TXEN's amended and restated bylaws provide for indemnification of Nichols TXEN's directors, officers, employees or agents to the extent permitted by Section 145 of the Delaware General Corporation

Law. Article XI of Nichols TXEN's amended and restated certificate of incorporation and Article Eight of Nichols TXEN's amended and restated bylaws further provide that Nichols TXEN may purchase and maintain insurance on behalf of those persons described above as eligible for indemnification for liability arising out of such person's duties or status with Nichols TXEN whether or not indemnification in respect of such liability would be permissible.

Nichols TXEN has entered into indemnification agreements with each of its directors to give such directors additional contractual assurances regarding the scope of the indemnification set forth in Nichols TXEN's amended and restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of Nichols TXEN regarding which indemnification is sought, nor is Nichols TXEN aware of any threatened litigation that may result in claims for indemnification.

Nichols TXEN has in effect an officers and directors liability insurance policy with National Union Fire Insurance Company. The policy provides indemnity to the directors and officers of Nichols TXEN for the loss arising from any claim by reason of a wrongful act where there is no corporate indemnification. The insurance provides for Nichols TXEN to be reimbursed for any indemnification it may be required by statute or Nichols TXEN's amended and restated bylaws to make to any of its directors and officers in connection with a claim by reason of a wrongful act. Pursuant to exclusions, the policy covers negligent acts, errors, omissions or breach of duty by a director or officer. The principal exclusions from coverage include the following: (1) claims involving various violations of
Section 16(b) of the Securities Exchange Act of 1934; (2) dishonest acts; and
(3) libel, slander, or non-monetary damages. The policy has no deductible amount per director or officer for each loss. A $100,000 deductible self-insurance retention applies to Nichols TXEN, except for securities law claims for which a $250,000 deductible applies. The limit of liability under the policy is $15,000,000 in the aggregate annually in excess of deductibles and participations.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Upon incorporation of Nichols TXEN on September 17, 1996, five hundred shares of the Company's $1.00 par value common stock were issued to the founder and sole stockholder, Nichols Research, in exchange for its initial capital contribution of $1,000.00 in cash. Upon the merger of Computer Services Corporation with and into Nichols TXEN on September 23, 1996, five hundred shares of the common stock were issued to Nichols Research, the sole stockholder of Computer Services Corporation, in exchange for all of its shares of Computer Services Corporation. All 1,000 shares sold were issued pursuant to Section 4(2) of the Securities Act of 1933, in an exempt transaction by Nichols TXEN not involving any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1*      --  Proposed form of Underwriting Agreement
 2.1+      --  Agreement of Merger among Nichols Research Corporation,
               Nichols SELECT Corporation, TXEN, Inc. and the shareholders of TXEN, Inc., dated August 27, 1997
 3.1+      --  Registrant's Amended and Restated Certificate of
               Incorporation
 3.2+      --  Registrant's Amended and Restated Bylaws
 4.1*      --  Specimen Stock Certificate
 5.1*      --  Opinion and Consent of Lanier Ford Shaver & Payne, P.C.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.1+      --  Nichols TXEN Corporation 1998 Stock Option Plan**
10.2a+     --  Nichols TXEN Corporation Employee's Stock Purchase Plan
10.2b      --  Amended and Restated Nichols TXEN Corporation Employees'
               Stock Purchase Plan**
10.3+      --  Nichols TXEN Corporation Non-Employee Director Stock Option
               Plan**
10.4+      --  Employment Agreement dated December 16, 1994, as amended, between Registrant and Thomas L. Patterson**
10.5+      --  Employment Agreement dated December 16, 1994, as amended, between Registrant and Paul D. Reaves**
10.6+      --  Employment Agreement dated August 29, 1997, as amended, between Registrant and H. Grey Wood**
10.7+      --  Corporate Services Agreement dated November 6, 1998, between
               Registrant and Nichols Research Corporation
10.8+      --  Tax Sharing Agreement dated November 6, 1998, between
               Registrant and Nichols Research Corporation
10.9+      --  Form of Indemnification Agreement between Registrant and its directors
10.10+     --  Software Licensing Agreement between CSC Healthcare Systems,
               Inc. and TXEN, Inc. dated June 1, 1993
10.11+     --  Voting Agreement dated November 6, 1998, between Registrant and Nichols Research Corporation
10.12+     --  Commercial Lease dated September 1, 1996, between Computer
               Services Corporation and Birmingham S.S.P., Inc.
10.13+     --  Commercial Lease dated October 31, 1985, between Computer
               Services Corporation and Wimberly & Thomas Building
               Restoration Partnership
10.14+     --  Lease between Nichols SELECT Corporation and Birmingham
               S.S.P., Inc.
10.15+     --  Office Space Lease dated May 6, 1998, between the Registrant and Raytheon Engineers & Constructors, Inc.
10.16+     --  Office Lease dated April 13, 1998, between the Registrant and Metropolitan Life Insurance Company
10.17+     --  Sublease dated May 5, 1997, between TXEN, Inc. and ABB
               Environmental Systems, Inc.
10.18      --  Lease dated May 8, 1998, between the Registrant and Daniel
               Meadow Brook South, LLC
11.1+      --  Computation of Earnings Per Share
23.1       --  Consent of Ernst & Young LLP, independent auditors, with respect to Nichols TXEN Corporation
23.2       --  Consent of Ernst & Young LLP, independent auditors, with respect to TXEN, Inc.
23.3*      --  Consent of Lanier Ford Shaver & Payne, P.C. (included in
               Exhibit 5.1)
24.1+      --  Power of Attorney
27.1+      --  Financial Data Schedule (for SEC use only)


---------------------------

 * To be filed by amendment.
** Management contract or compensatory plan or arrangement.
 + Previously filed.

(b) Financial Statement Schedules.

     Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant as been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on the 18th day of June, 1999.


                                          Nichols TXEN Corporation

                                          By:            John D. McKay
                                            ------------------------------------
                                                     John D. McKay,
                                                     Chief Financial Officer


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----
*                                                 Chief Executive Officer and             June 18, 1999
------------------------------------------------  Director (Principal Executive
Paul D. Reaves                                    Officer)

*                                                 Chairman of the Board                   June 18, 1999
------------------------------------------------
Thomas L. Patterson

*                                                 President, Chief Operating Officer      June 18, 1999
------------------------------------------------  and Director
H. Grey Wood

*                                                 Director                                June 18, 1999
------------------------------------------------
Chris H. Horgen

*                                                 Director                                June 18, 1999
------------------------------------------------
James D. Kever

*                                                 Director                                June 18, 1999
------------------------------------------------
James I. Harrison, Jr.

John D. McKay                                     Chief Financial Officer (Principal      June 18, 1999
------------------------------------------------  Financial and Accounting Officer)
John D. McKay

*By: John D. McKay
------------------------------------------------
     John D. McKay
     Attorney-in-fact

                AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Stockholder of
Nichols TXEN Corporation


We have audited the financial statements of Nichols TXEN Corporation as of August 31, 1997 and 1998, and for each of the three years in the period ended August 31, 1998, and have issued our report thereon dated January 7, 1999, included elsewhere in this Registration Statement. Our audit also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of management. Our responsibility is to express an opinion based on our audits.


In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Birmingham, Alabama
January 7, 1999

                            NICHOLS TXEN CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                                                            ADDITIONS
                                                           CHARGED TO      ADDITIONS
                                             BALANCE AT     COSTS AND      CHARGED TO                  BALANCE
                                              BEGINNING     EXPENSES     OTHER ACCOUNTS   DEDUCTIONS    AT END
                                             -----------   -----------   --------------   ----------   --------
                                                                       (IN THOUSANDS)
      For the nine months ended May 31,
        1999
       Allowance for doubtful accounts
          (unaudited)......................     $500          $272            $ --          $(547)       $225
                                                ----          ----            ----          -----        ----
         Total valuation and qualifying
            accounts.......................     $500          $272            $ --          $(547)       $225
                                                ====          ====            ====          =====        ====
      For the year ended August 31, 1998
       Allowance for doubtful accounts.....     $145          $512            $ --          $(157)       $500
                                                ----          ----            ----          -----        ----
         Total valuation and qualifying
            accounts.......................     $145          $512            $ --          $(157)       $500
                                                ====          ====            ====          =====        ====
      For the year ended August 31, 1997
       Allowance for doubtful accounts.....     $  5          $ --            $140(1)       $  --        $145
                                                ----          ----            ----          -----        ----
         Total valuation and qualifying
            accounts.......................     $  5          $ --            $140          $  --        $145
                                                ====          ====            ====          =====        ====
      For the year ended August 31, 1996
       Allowance for doubtful accounts.....     $  5          $ --            $ --          $  --        $  5
                                                ----          ----            ----          -----        ----
         Total valuation and qualifying
            accounts.......................     $  5          $ --            $ --          $  --        $  5
                                                ====          ====            ====          =====        ====


---------------------------

(1) Acquisition of TXEN, Inc.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1*      --  Proposed form of Underwriting Agreement
 2.1+      --  Agreement of Merger among Nichols Research Corporation,
               Nichols SELECT Corporation, TXEN, Inc. and the stockholders of TXEN, Inc., dated August 27, 1997
 3.1+      --  Registrant's Amended and Restated Certificate of
               Incorporation
 3.2+      --  Registrant's Amended and Restated Bylaws
 4.1*      --  Specimen Stock Certificate
 5.1*      --  Opinion and Consent of Lanier Ford Shaver & Payne, P.C.
10.1+      --  Nichols TXEN Corporation 1998 Stock Option Plan**
10.2a+     --  Nichols TXEN Corporation Employee's Stock Purchase Plan
10.2b      --  Amended and Restated Nichols TXEN Corporation Employees'
               Stock Purchase Plan**
10.3+      --  Nichols TXEN Corporation Non-Employee Director Stock Option
               Plan**
10.4+      --  Employment Agreement dated December 16, 1994, as amended, between Registrant and Thomas L. Patterson**
10.5+      --  Employment Agreement dated December 16, 1994, as amended, between Registrant and Paul D. Reaves**
10.6+      --  Employment Agreement dated August 29, 1997, as amended, between Registrant and H. Grey Wood**
10.7+      --  Corporate Services Agreement dated November 6, 1998, between
               Registrant and Nichols Research Corporation
10.8+      --  Tax Sharing Agreement dated November 6, 1998, between
               Registrant and Nichols Research Corporation
10.9+      --  Form of Indemnification Agreement between Registrant and its directors
10.10+     --  Software Licensing Agreement between CSC Healthcare Systems,
               Inc. and TXEN, Inc. dated June 1, 1993
10.11+     --  Voting Agreement dated November 6, 1998, between Registrant and Nichols Research Corporation
10.12+     --  Commercial Lease dated September 1, 1996, between Computer
               Services Corporation and Birmingham S.S.P., Inc.
10.13+     --  Commercial Lease dated October 31, 1985, between Computer
               Services Corporation and Wimberly & Thomas Building
               Restoration Partnership
10.14+     --  Lease between Nichols SELECT Corporation and Birmingham
               S.S.P., Inc.
10.15+     --  Office Space Lease dated May 6, 1998, between the Registrant and Raytheon Engineers & Constructors, Inc.
10.16+     --  Office Lease dated April 13, 1998, between the Registrant and Metropolitan Life Insurance Company
10.17+     --  Sublease dated May 5, 1997, between TXEN, Inc. and ABB
               Environmental Systems, Inc.
10.18      --  Lease dated May 8, 1998, between the Registrant and Daniel
               Meadow Brook South, LLC
11.1+      --  Computation of Earnings Per Share
23.1       --  Consent of Ernst & Young LLP, independent auditors, with respect to Nichols TXEN Corporation
23.2       --  Consent of Ernst & Young LLP, independent auditors, with respect to TXEN, Inc.
23.3*      --  Consent of Lanier Ford Shaver & Payne, P.C. (included in
               Exhibit 5.1)
24.1+      --  Power of Attorney
27.1+      --  Financial Data Schedule (for SEC use only)


---------------------------

 * To be filed by amendment.
** Management contract or compensatory plan or arrangement.
 + Previously filed.